Itaú

ADDITIONAL INFORMATION ABOUT THE EXTRAORDINARY AND ORDINARY GENERAL MEETINGS OF APRIL 25 2011

Itaú

Itaú Unibanco Holding S.A.

Time: 15h00, 15h20 e 15h40
Location: Headquarter's auditorium, at Praça Alfredo Egydio de Souza Aranha, nº 100.
Torre Walther Moreira Salles, Guajuviras floor, in São Paulo (SP).

Itaú Unibanco Holding S.A.

A publicly listed company

INDEX

1.	Message from the Chairman of the Board of Directors		3
2.	Comments of Officers		4
3.	Information on Annual and Extraordinary Stockholders’ Meetings		4
4.	Convening Notice		6
5.	Extraordinary Stockholders’ Meeting to be held at 3:00 p.m. – matters to be resolved		8

	1.	Amendment and consolidation of the wording of the Stock Option Plan	8

6.	Annual Stockholders’ Meeting to be held at 3:20 p.m. – matters to be resolved		9

	1.	Balance Sheets, other Financial Statements and accompanying Explanatory Notes to the Financial Statements, related to the fiscal year ended December 31, 2010	9

	2.	Assingment of Net Income for 2010	9

	3.	Election of members to the Board of Directors and Fiscal Council	10

	4.	Definition of the budget for compensation of the members of the Executive Board and Board of Directors, and the compensation of the members of the Fiscal Council	10

7.	Extraordinary Stockholders’ Meeting to be held at 3:40 p.m. – matters to be resolved		11

	1.	Reverse stock split and simultaneous stock split of the shares representing the capital stock	11

	2.	Amendment to the Bylaws to authorize any member of management of the Company to chair a General Stockholders Meeting	11

	3.	Amend the Bylaws in order to improve its wording	11

Attachment I – Item 10 of the Attachment 24 of ICVM 480/09			12
Attachment II – Power of Attorney			46
Attachment II A– Power of Attorney and Voting Guidelines			46
Attachement II B – Proxy of Attorney for prosecutor offered by the Company and Annex 23 of CVM Instruction 481/09			50
Attachement III - Attachment 13 of the CVM Instruction 481/09 – Proposal for Amendment of the Stock Option Plan			57
Attachement IV- Attachment 9-1-II of the CVM Instruction 481/09			64
Attachement V – Members of the Board and Fiscal Concil and Itens 12.6 to 12.10 of Attachment 24 of the CVM Instruction 480/09			69
Attachement VI – Item 13 of the attachment 24 of the CVM Instruction 481/09			88
Attachement VII – Proposal to Amend the Company´s Bylaws and Material Fact			104

Itaú Unibanco Holding S.A.

A publicly listed company

1. Message from the Chairman of the Board of Directors

São Paulo, March 31, 2011
Dear shareholder,

For Itaú Unibanco, 2010 was a year that marked the completion, before the scheduled time, of the integration of the brands, systems and operations of the branch networks of the banks that created the new institution. This was the last phase of the merger process, which was then officially completed. A little more than two years after that November 3, 2008, a date that changed forever the history of the financial market in Brazil, I am happy to notice in how many fronts – and in how many ways – the proposal to add the virtues of the institutions that formed Itaú Unibanco are present in our everyday life.

An institution that already operates on a fully integrated manner needs to count on a differentiated culture, which can induce the attitudes required to support its audacious plans for growth, be them quantitative or qualitative. Having this idea in mind, we launched in February 2010 the Itaú Unibanco’s corporate culture project, named Our Way of Doing Business, which formulation involved a wide debate with collaborators from the most diverse regions, and the most different functions and positions. It all started with the definition of our vision, which outlined the purpose of being the leading bank in customer satisfaction and sustainable performance.

Itaú Unibanco is aware of its great responsibility as leader in the financial sector. Our values and attitudes strengthen our commitment to the best practices of Corporate Governance, social and environmental responsibility, ethical conduct, and creation of value to our shareholder. In 2010, the result of these efforts was widely recognized by the market:

•
Best Brazilian Publicly-Held Company, according to Association of Investment Analysts and Professionals of the Capital Markets (Apimec). This is the fifth time that Itaú Unibanco has been granted this award in the last twelve years;

•
For the second time, Itaú Unibanco was considered one of the 100 Great Places to Work in Brazil, according to the survey conducted by the Great Place to Work Institute in partnership with Época Magazine;

•	We continue, for the sixth consecutive year since it was created in 2005, to make up the portfolio of Business Sustainability Index (ISE) of BM&FBOVESPA;

•	For the tenth consecutive year, since it was created in 1999, we are making up the Dow Jones Sustainability World Index.

I continue highly enthusiastic about the perspectives for the country and for our bank in the current year. 2011 has everything to be even more plentiful of achievements than 2010, taking us increasingly closer to the ambitious vision that we established for Itaú Unibanco Conglomerate.

In this context, in compliance with CVM Instructions Nos. 480/09 and 481/09, we present this report to our shareholders, which provide details on the subjects to be appreciated at the Extraordinary and Annual Shareholders’ Meetings of Itaú Unibanco, which will be held on April 25, 2011. Our objective continues to be the increase and reinforcement of our Corporate Governance, as well as the widening of the dialogue with the thousands shareholders of Itaú Unibanco.

Have a good meeting!

Yours faithfully,
Pedro Moreira Salles
Chairman of the Board of Directors

Itaú Unibanco Holding S.A.

A publicly listed company

2. Officers’ Comments

The Officers’ Comments in the form specified in Item 10 of Attachment 24 of CVM Instruction 480/09, was published on March 25 2011 through the Periodic Information System (IPE) of the Securities and Exchange Commission (CVM) as well as the Company’s website (www.itau-unibanco.com.br/ri), the transcription of its contents being found in Attachment I of this document.

3. Information on Annual and Extraordinary Stockholders’ Meetings

•	Date

Pursuant to article 132 of Law No.  6,404/76 (“Brazilian Corporate Law”), corporations shall hold the Annual Stockholders’ Meeting during the first four (4) months after the closing of the fiscal year. The fiscal year of Itaú Unibanco Holding S.A. (“Itaú Unibanco” or “Company”) starts on January 1 and ends on December 31 of each year. Accordingly, the Company shall hold the Annual Stockholders’ Meeting until April 30. This year the Annual Stockholders’ Meeting will be held on April 25.

•	Installation Quorum

The Annual Stockholders’ Meeting shall be declared open in the first call with the attendance of Stockholders representing one forth (1/4) of voting capital, i.e., holders of common shares, and in second call, with any number of holders of common shares.

Pursuant to article 135 of Brazilian Corporate Law, amendments to the Bylaws shall be resolved in an Extraordinary Stockholders’ Meeting, which shall be declared open in first call with the attendance of Stockholders representing at least two thirds (2/3) of voting capital, and in second call with any number of Stockholders.

•	Venue

The General Stockholders Meetings shall be held in the auditorium of the Company’s head office at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, São Paulo (SP).

With a view to organizing entry to the Meetings, please note that admission of stockholders to the Company’s head office will be permitted from 2:00 p.m. onwards.

•	Convening Notice

The Call Notice included in item 4 hereof shall be published on April  5, 6 and 7, 2011 in the Official Gazette (Diário Oficial) of the State of São Paulo and on April 4, 5 and 6, 2011 in the Valor Econômico newspaper, being also available on the Investor Relations website (www.itau-unibanco.com.br/ri).

•	Documents available to Shareholders

The Management Report on the business and main administrative facts of the year, a copy of the account statements, the report of Independent Auditors and the opinion of Fiscal Council and a copy of Summaries of the Audit Committee Reports were published on March 3, 2011 in the Valor Econômico newspaper (pages E7 to E20) and in the Official Gazette (Diário Oficial) of the State of São Paulo (pages 59 to 84).

Itaú Unibanco Holding S.A.

A publicly listed company

In order to divulge the matters to be resolved in the Stockholders’ Meetings, the Company made available to Stockholders, on February 22, 2011, the information listed in article 9 of CVM Instruction No. 481/09, on the Brazilian Securities and Exchange Commission website, through the Periodic Information System (IPE) and on the Investor Relations website (www.itau-unibanco.com.br/ri).

•	Powers of Attorney

In order to assist the Stockholders represented by attorneys-in-fact who decide to take part in the Meetings, we present a proxy template in Attachment II-A.

Alternatively, the Company shall make available 3 (three) attorneys-in-fact suited for this purpose as shown in Attachment II- B below, the latter contemplating the requirements in Attachment 23 of CVM Instruction 481/09, stockholders representations that they will vote in strict accordance with the guidance given by the shareholder voting.

To facilitate the work of the general meetings, the Company suggests that Stockholders represented by attorneys-in-fact send a copy of the power of attorney pursuant the drafts stated in Attachment II – A and Attachment II – B, and other documents listed in the Convening Notice  by mail or messenger at least 48 hours prior to the meetings to:

Itaú Unibanco - Superintendência de Assuntos Corporativos
Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô
Parque Jabaquara in São Paulo (SP) - Zip Code 04344-902

or to fax number (011) 5019-8103, or again to the e-mail relacoes.investidores@itau-unibanco.com.br.

•	Multiple Voting

Pursuant to CVM instructions 165/91 and 282/98, in  order that the adoption of  a multiple vote for electing members of the Company’s Board of Directors can be requested, Stockholder applicants should represent at least 5% (five percent) of the voting capital.

Pursuant to Article 141, Paragraph 1 of the Corporate Law, the powers provided in the said article for the adoption of multiple voting rights should be exercised by Stockholders at least 48 (forty-eight) hours prior to the date the General Meeting is to be held, it being incumbent on the chairman presiding over the work of the General Meeting to inform Stockholders  prior to such meeting, on the basis of the “Stockholders Presence Register”, the number of votes necessary for the election of each member of the Board of Directors.

Itaú Unibanco Holding S.A.

A publicly listed company

4. Convening Notice

Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

Convening Notice

EXTRAORDINARY GENERAL MEETINGS AND ORDINARY MEETING

The Stockholders of ITAÚ UNIBANCO HOLDING S.A. are hereby invited by the Board of Directors to Extraordinary General Meetings and an Ordinary General Meeting  to be held on April 25 2011 in the auditorium at the Company's registered offices at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras in the city and state of São Paulo  for the purpose of:

I – In an Extraordinary General Meeting to be held at 3:00 p.m.

To examine a proposal from the Board of Directors for amending and consolidating the Stock Option Plan (“Plan”) to, among other changes, amend the rule applicable to options in the event of termination of the beneficiary’s work contract with the Itaú Unibanco Conglomerate. The complete list of amendments proposed as well as their justification, shall be contained in the “Meeting’s Manual” available as of this date.

II – In an Ordinary General Meeting to be held at 3:20 p.m.

1.
To take cognizance of the Management Discussion and Analysis, the opinion of the Fiscal Council, the Report of the Independent Auditors and the Summaries of the Reports of the Audit Committee and to examine, for resolution, the Account Statements for the fiscal year ending December 31 2010;

2.	To deliberate on the appropriation of net income for the fiscal year;
3.
To elect members of the Board of Directors and Fiscal Council for the next annual term of office; in the light of the determination in CVM instructions 165/91 and 282/98, it is hereby recorded that to request adoption of multiple voting rights in the election of members of the Board of Directors, applicants shall represent at least 5% of the voting  capital; and

4.
To deliberate on the amount to be allocated for the compensation of the members of the Board of Directors and the Board of Executive Officers as well as the compensation of the members of the Fiscal Council.

III – In an Extraordinary General Meeting  to be held at 3:40 p.m.

To examine the proposal of the Board of Directors on:

1.	Reverse stock split and simultaneous stock split of the shares representing the capital stock, according to the following stages:
a.
cancellation of 75 common shares and 44 preferred shares, all book entry, issued by the company and held as treasury stock, without any reduction in the capital stock, with a consequent amendment in wording of the caption sentence of Article 3 of the Bylaws;

b.
the reverse split of 4,570,936,100 book entry shares, with no par value, representing the  subscribed capital stock in the proportion of 100 (one hundred) shares for 1 (one) share of the respective type, resulting in 45,709,361 book entry shares, being 22,892,864 ordinary and 22,816,497 preferred;

c.
Sequentially and simultaneously to the reverse stock split, the stock split of 45,709,361 book entry shares with no par value, the result of the reverse stock split, in 4,570,936,100 book entry shares, with no par value, being 2.289,286,400 common shares and 2,281,649,700 preferred shares, with no alteration in the monetary expression of the capital stock.

Itaú Unibanco Holding S.A.

A publicly listed company

Powers shall be delegated to the Company’s Executive Board for implementation of the necessary acts for effecting the reverse stock split and subsequent stock split of the Company’s shares, pursuant to procedures established in the Meeting’s Manual to be disclosed as of this date.

2.	Amendment to the Bylaws for authorizing any member of management of the Company to chair the General Meeting with consequent amendments to Articles 4 (4.1) and 9 (9.3) of the Bylaws.

3.	Consolidation of the Bylaws with the aforementioned amendments.

The documents to be examined in the meetings are at the disposal of Stockholders in the Company’s Investor Relations website (www.itau-unibanco.com.br/ri), as well as the website of the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br) and BM&FBOVESPA (www.bmfbovespa.com.br). Stockholders may also request a copy of the said documents by e-mail relacoes.investidores@itau-unibanco.com.br.

In order to exercise their rights, Stockholders must attend the general meetings bearing their identity document.

The Stockholders may be represented in meetings by an attorney-in-fact pursuant to Article 126 of Law 6.404/76, conditional on the attorney-in-fact bearing an identity document and the following documents substantiating the validity of his/her power of attorney (for documents produced overseas, the respective consularized and sworn translation):

a)
Corporate Entities: authenticated copy of the articles of association/bylaws of the represented corporate entity, proof of election of the members of management and the corresponding power of attorney with signature notarized by a notary’s office;

b)	Natural Persons: the corresponding power of attorney with signature notarized by a public notary’s office.

In order to facilitate the work of the general meetings, the Company suggests that the Stockholders represented by attorneys-in-fact send a copy of the documents listed above at least 48 hours prior to the meetings by mail or by messenger to:

Itaú Unibanco - Superintendência de Assuntos Corporativos
Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô
Parque Jabaquara, in São Paulo (SP) - CEP 04344-902

or to fax  number (011) 5019-8103, or to e-mail relacoes.investidores@itau-unibanco.com.br.

With a view to organizing the admission of stockholders to the Meetings we would inform that entry to the Company's head office will be permitted from 2:00 p.m. onwards.

São Paulo (SP), March 31 2011.
BOARD OF DIRECTORS
PEDRO MOREIRA SALLES
Chairman
ALFREDO EGYDIO SETUBAL
Investor Relations Officer

Itaú Unibanco Holding S.A.

A publicly listed company

5.	Extraordinary General Meeting to be held at 3:00 p.m.

Pursuant to the proposal made by the Board of Directors on March 31 2011, the following amendments to the Plan shall be submitted for approval of the stockholders:

a.	Adjustment in the rule for employment termination of the beneficiary who has simple/bonus options, the wording to read as follows:

•
loss of the options except in the following cases: (i) if the termination of the member of management occurs due to non-reelection by virtue of reaching the age limit for exercising his/her post or the termination takes place after he/she has completed 55 years of age, (ii) if termination takes place simultaneously with the election of the employee to the position in the management of the Company or its controlled companies, or should the member of management occupy another statutory position in the company or one of its controlled companies, or (iii) if the Committee responsible for the management of the Plan should take a contrary decision.

•	maintenance of the vesting and blackout periods for the shares as originally determined.

a.1. By virtue of these alterations, items 7.3, 7.3.1, 7.4, 7.5.1, 8.3, 8.4, 10.3 and 10.4 of the Plan shall be amended.

b.
Adjustment in the term for defining the price of simple options such that in order to establish the strike price for the options in general, the Committee shall consider the average of the prices of the preferred shares of the Company on the days the  BM&FBOVESPA S.A. Securities, Commodities and Futures Exchange is open for business on the last three months of the preceding year to the grant, and, further, allowing an adjustment of up to 20% more or less of this average price. In view of this alteration, item 6.1 “a” of the Plan shall be amended accordingly.

c.
Inclusion of the express provision in the Plan whereby the beneficiaries, on investing their bonus in the program and thereby receiving bonus options, can acquire shares directly from the Company’s treasury. In view of this change, a further item, item 6.2 shall be inserted in the Plan.

The project for amending the Plan (comparison between the current Plan and the proposed plan) can be found in Attachment III of this document, which encompasses the amendments enumerated above and other adjustments in the text. This attachment also includes the information required pursuant to Attachment 13 of CVM Instruction 481/09.

Itaú Unibanco Holding S.A.

A publicly listed company

6.	Ordinary General Meeting to be held at 3:20 p.m.

1.	Balance Sheets, other Account Statements and Explanatory Notes relative to the fiscal year ending December 31 2010.

The Management Report was released jointly with the Account Statements, having been approved by the Board of Directors at its meeting of February 21 2011. The said document was made available on February 22 2011 in the Brazilian Securities and Exchange Commission’s Periodic and Eventual Information System (“IPE”)  and in the Company’s site (http://www.itau-unibanco.com.br/ri), having been published on March 3 2011 in the newspaper ‘Valor Econômico’ (pages E7 to E20) and in the ‘Diário Oficial do Estado de São Paulo’ pages 59 to 84 (the Official Gazette of the State of São Paulo).

2.	Appropriation of the Net Income for the fiscal year 2010.

The Company posted Net Income for 2010 in the amount of R$ 10,272,015,528.35 (ten billion, two hundred and seventy two million, fifteen thousand, five hundred and twenty eight reais and thirty five cents), according to the statement of income made available on February 22, 2011 in the Periodic and Eventual Information System (IPE) and on the Company’s website  (http://www.itau-unibanco.com.br/ri), which was published together with the Financial Statements on March 3,2011, in the Valor Econômico newspaper (pages E7 to E20) and in the Official Gazette of the State of São Paulo (Diário Oficial do Estado de São Paulo) (pages 59 to 84).

Considering the calculation of said Income, as posted in the Financial Statements, and the realization of R$ 357,931,000.00 (three hundred and fifty  seven million, nine hundred and thirty one thousand reais) related to unrealized profit reserve set up on December 31, 2008, the following allocation is proposed:

(a)	R$ 513,600,776.42 (five hundred and thirteen million, six hundred thousand, seven hundred, seventy six reais and forty two cents) to the Legal Reserve account;
(b)
R$ 5,633,795,439.86 (five billion, six hundred and thirty three million, seven hundred and ninety five thousand, four hundred and thirty nine reais and eighty six cents) to the Statutory Reserve account, as follows:

1. R$ 754,588,063.90 (seven hundred and fifty four million, five hundred and eighty eight thousand, sixty three reais and ninety cents) to the a Reserve for Dividend Equalization account;
2. R$ 1,951,682,950.38 (one billion, nine hundred and fifty one million, six hundred and eighty two thousand, nine hundred and fifty reais and thirty eight cents) to the Reserve for Working Capital account;
3. R$ 2,927,524,425.58 (two billion, nine hundred and twenty seven million, five hundred and twenty four thousand, four hundred and twenty five reais and fifty eight cents) to the Reserve for Capital Increase in Investees account; and
 (c) R$  4,482,550,312.07 (four billion, four hundred and eighty two million, five hundred and fifty thousand, three hundred and twelve reais and seven cents) for the payment, up to December 31, 2011, of the mandatory dividend.

The Allocation of Net Income, as specified in Attachment 9-1-II of CVM Instruction No. 481/09, was made available on March 25, 2011, in IPE, and the transcription of its content can be found in Attachment IV hereto.

Itaú Unibanco Holding S.A.

A publicly listed company

3. Election of the members of the Board of Directors and the Fiscal Council

The majority stockholder proposes that all the current members of the Board of Directors be reelected, namely Messrs. Pedro Moreira Salles, Alfredo Egydio Arruda Villela Filho, Roberto Egydio Setubal, Alcides Lopes Tápias, Alfredo Egydio Setubal,Candido Botelho Bracher, Fernando Roberto Moreira Salles, Francisco Eduardo de Almeida Pinto, Gustavo Jorge Laboissière Loyola, Henri Penchas, Israel Vainboim, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino.

The majority stockholder proposes that all the current members of the Fiscal Council be reelected, namely as effective members, Messrs Iran Siqueira Lima and Alberto Sozin Furuguem and as alternates Messrs. José Marcos Konder Comparato and João Costa.

The detailed résumés as well as other information required by items 12.6 to 12.10 of the Attachment 24 of CVM Instruction 480/09, can be found in Attachment V of this document.

4.
Establishment of the amount allocated to the compensation of the members of the Executive Board and the Board of Directors and to the compensation of the Fiscal Councilors. It is proposed that for fiscal year 2011, the general meeting approve the aggregate amount of R$ 11,000,000.00 (eleven million reais) for the members of the Board of Directors and R$ 115,000,000.00 (one hundred and fifteen  million reais) for the members of the Board of Officers. With respect to the members of the  Fiscal Council it is proposed that the general meeting approve the monthly individual compensation of R$ 12,000.00 (twelve thousand reais) for the effective members and of R$ 5,000.00 (five thoiusand) for the alternate members.

In addition to the compensation established by the general meeting, the members of the Board of Directors and the Executive Board shall receive (i) a share of the profits of the Issuer, which pursuant to Paragraph 1 of Article 152 of Public Companies Law, shall be limited to the annual compensation of the members of management or 10% of the profit of the company, whichever is the lower; and (ii) share-based compensation pursuant to the Issuer’s Stock Option Plan.

The proposal for the Compensation of the Members of Management in the manner specified in Item 13 of CVM Instruction 480/09, can be found in full attached to this document (Attachment VI).

Itaú Unibanco Holding S.A.

A publicly listed company

7.	Extraordinary General Meeting to be held at 3:40 p.m.

The proposal shall be put for examination by the Board of Directors regarding to the following points:

1.	Reverse stock split and simultaneous stock split of the shares representing the capital stock, according to the following stages:

a.
cancellation of 75 common shares and 44 preferred shares, all book entry, issued by the company and held as treasury stock, without any reduction in the capital stock, with a consequent amendment in wording of the caption sentence of Article 3 of the Bylaws;

b.
the reverse split of 4,570,936,100 book entry shares, with no par value, representing the  subscribed capital stock in the proportion of 100 (one hundred) shares for 1 (one) share of the respective type, resulting in 45,709,361 book entry shares, being 22,892,864  common and 22,816,497 preferred;

c.
Sequentially and simultaneously to the reverse stock split, the stock split of 45,709,361 book entry shares with no par value, the result of the reverse stock split, in  4,570,936,100 book entry shares, with no par value, being 2.289,286,400 common shares and 2,281,649,700 preferred shares, with no alteration in the monetary expression of the capital stock;

Powers shall be delegated to the Company’s Board of Officers for implementation of the necessary acts for effecting the reverse stock split and subsequent stock split of the Company’s shares, pursuant to procedures established in this manual.

It should be pointed out that once approved by the General Stockholders Meeting of the Company, the operations herein intended for cancellation of shares held as treasury stock, reverse stock split and a simultaneous stock split shall be submitted for the examination of the Central Bank of Brazil for ratification. As a subsequent step to ratification, the Company shall publish an “Announcement to the Market”, through which it will provide greater details  as to the implementation of the reverse stock split and simultaneous stock split, in addition to establishing a term of no less than 60 (sixty) days, as from the publication of the said document, to enable holders of the Company’s common and preferred shares in a number not a multiple of 100 (one hundred) to, at their exclusive discretion, adjust their share positions into multiples of 100 (one hundred) share lots via the BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange (“BM&FBOVESPA”), these transactions to be intermediated by the broker of their choice.

2.
Amendment to the Bylaws to authorize any member of management of the Company to chair a General Stockholders Meeting with the consequent amendment to articles 4 (4.1) and 9 (9.3) of the Bylaws, pursuant to the attachment;

3.	Consolidation of the Bylaws, with the amendments mentioned above.

Attachment VII includes a copy of the Bylaws containing the proposed amendments duly highlighted as well as a report detailing the origin and justification for the proposed amendments and analyzing their legal and economic effects, pursuant to Article 11 of CVM Instruction 481/09.

Itaú Unibanco Holding S.A.

A publicly listed company

ATTACHMENT I

ITEM 10 OF THE ATTACHMENT 24 OF CVM INSTRUCTION 480/09

COMMENTS OF DIRECTORS

10.1. Officers should comment on:

a) Financial and equity positions in general

2010

In 2010, Brazil experienced strong growth and GDP expanded 7.5%. This was primarily due to the Brazilian economy rebounding from negative growth in 2009, and also the result of rapid expansion of domestic demand, driven mainly by the recovery of consumption and investment expenditures, as well as  the increase of fiscal expenditures.

The current account deficit (net balance from trade of goods and services and international transfers) reached 2.3% of GDP in 2010, and has been a deficit for the third consecutive year. Brazil’s external solvency improved considerably, with US$289 billion in international reserves and US$256 billion in external debt as of December 2010. Nevertheless, there are other external liabilities, such as portfolio investments in shares and fixed income bonds, that rose from US$287 billion in 2008 to US$645 billion in January 2011.

There are concerns about the acceleration of inflation: inflation rate reached 5.9% in 2010, well above the median of the Brazilian government’s target range of 4.5% and close to the stipulated maximum rate of 6.5%.Inflation may continue to rise and may potentially affect our results. Delinquency rates in the Brazilian banking system have recently decreased during 2010.

Notwithstanding the relatively brief effects of the international crisis, new sources of strain, especially from Europe due to the burden of sovereign debt of European countries, from the U.S. due to the fears of a second recession resulting from the sluggishness of the real estate market and growing unemployment, and from the acceleration of inflation in emerging countries, may affect the level of activity and increase volatility in the Brazilian currency, the real, with respect to the U.S. dollar, the euro, the yen, the yuan and other currencies. The Brazilian government could choose to adopt further macroprudential measures to prevent excessive asset growth.

In December 2010, the National Monetary Council (CMN) adopted measures aiming at restricting the credit growth: increase of additional compulsory deposits and increase of capital requirement. In December, the compulsory deposits of the banking system in the Central Bank increased by R$ 81.8 billion. Such measures have moderated the growth of loans. Preliminary indicators, such as the data for December, showed that the average loan granted to individuals fell 10.5%, in actual terms not adjusted for seasonality. Even though the impact was smaller on grants to companies, which posted a 6.6% decrease, other variables, such as interest charged in loans to individuals, seem to have increased. However, total credit granted by the banking system became more important over the year, going up from 45% of GDP to 47%.

For the year ended December 31, 2010, our consolidated net income was R$13,323 million. As of December 31, 2010, our total stockholders’ equity was R$60,879 million. Our annualised return on average equity was 24.1% in 2010. As of the same date, our solvency ratio on a fully consolidated basis was 15.4%, a 130 basis points decrease in comparison to December 31, 2009, mainly due to (i) changes in capital requirements rules, which excluded additional provisions for loan and lease losses from the Tier 1 capital calculation, and (ii) credit expansion. For more detail about the calculation of our regulatory capital, see Note 3 to our consolidated financial statements as of and for the year ended December 31, 2010.

During 2010 our main challenge was the completion of the integration of Unibanco branches and customer site branches throughout Brazil. With the completion of the integration, we were able to improve our processes and, accordingly, expand the volume of services and increase our customer base, while maintaining service quality.

We highlight the improvement of asset quality as the principal change in our financial condition for the year ended December 31, 2010. Our operations were positively affected by a decrease in nonperforming loans, mainly due to an improvement in the quality of our portfolio with individuals and companies, and an improvement in our recovery of loans previously written off as losses. Reduced delinquency levels are associated with the improving Brazilian economy, as well as the more conservative credit policies adopted by us since 2009.

As of December 31, 2010, the balance of credit transactions, including endorsements and guarantees, was R$335,476 million, a 20.5% increase compared to December 31, 2009. Credit to individuals increased by 18.3%, while credit to companies increased by 21.8% compared to December 31, 2009. During 2010, we maintained our strategy of increasing the volume of credit card lending, vehicle financing, mortgage loans and loans to very small, small and middle market companies, with loans to companies increasing at a higher rate than other segments.

Itaú Unibanco Holding S.A.

A publicly listed company

Our results of operations for the year ended December 31, 2010 compared to the year ended December 31, 2009, reflected a significant impact from exchange rate variation. The exchange rate between the U.S. dollar and the real changed significantly. During the year ended December 31, 2010 the real appreciated 4.3% against the U.S. dollar, while in the year ended December 31, 2009 the real appreciated 25.5% against the U.S. dollar. The decrease in income from financial operations before loan losses, mainly due to lower gains from derivative financial instruments used to hedge our investments in subsidiaries abroad, resulted in a decrease in expenses related to income tax and social contribution.

On August 23, 2009, Itaú Unibanco Holding and Porto Seguro S.A. (“Porto Seguro”) entered into an alliance to combine their respective homeowner and automobile insurance operations. As a consequence of this association, the results of Porto Seguro have been proportionally consolidated beginning with the fourth quarter of 2009, in light of our 30.0% interest in Porto Seguro. Thus, the financial statements as of and for the year ended December 31, 2010 present the effects from this association and consolidate our proportional interest in the results of operations of Porto Seguro in our consolidated statement of income and the financial position in our consolidated balance sheet. This association did not have a significant impact on our net income.

2009

The Brazilian economy showed strong recovery, mainly in the industrial segment, from January. From then, the industrial production grew for ten consecutive months, posting an accumulated increase of 19.1% until November as compared to the month of December 2008. However, despite the sequence of monthly increases, production in industry still accumulated a decrease of 9.3% between January and November 2009, as compared with the same period in 2008.

The quick recovery of the domestic bank credit was essential for such recovery. In December, credit reached 45% of GDP, after a historic series lower than this level.

For the year ended December 31, 2009, our consolidated net income was R$10,067 million. As of December 31, 2009, our total stockholders’ equity was R$50,683 million. Our return on average equity was 21.4% in 2009. Our solvency ratio on a fully consolidated basis reached 16.7%, a 60 basis point increase in comparison to the previous year.

During 2009, we faced two main challenges. First, internally we experienced significant changes related to the Association. At the end of 2008, we defined the management team that would lead the new institution. In addition, we finalised the selection of the members of the board of directors and board of officers who would be responsible for leading the integration process. In the first half of 2009, this process was expanded to all managerial levels of our company. At the same time, market opportunities and business models were re-evaluated and redefined targets for the commercial business unit were established. The branch transformation program associated with the integration of the operations of the two banks started in the second half of 2009 and is expected to be accelerated in 2010. The second challenge was related to the turmoil in the international financial markets. The main impact of the economic crisis on the Brazilian financial industry in general was an increase in nonperforming loans. Our operations were affected by a change of asset quality. During the first nine months of 2009, we used part of our additional allowance for loan losses to address these changes in asset quality. But, at the end of 2009, the balance of nonperforming loans began to decrease, changing the trend of gradual deterioration of asset quality that began at the end of 2008.

As of December 31, 2009, the total balance of credit transactions, including endorsements and guarantees, was R$278,382 million. Credit to individuals increased by 10.4% while credit to companies decreased by 2.3% compared to December 31, 2008. We maintained our strategy of increasing the volume of consumer credit loan, mainly credit cards and vehicle financing, and loans to micro, small and mid-sized companies during 2009. Changes in exchange rates and the appreciation of the real in relation to foreign currencies as well as the migration of corporate clients to the capital markets as a source for financing operations were the main causes of the decrease of the balance of corporate loans.

On August 23, 2009, Itaú Unibanco Holding and Porto Seguro entered into an alliance to combine their respective homeowner and automobile insurance operations. We also entered into an operating agreement for the exclusive offer and distribution of homeowner and automobile insurance products to clients of the Itaú Unibanco branch network in Brazil and Uruguay. As a consequence of this association, the results of Porto Seguro have been proportionally consolidated beginning with the fourth quarter of 2009, in light of our 30.0% interest in Porto Seguro.

We reclassified certain items as of and for the year ended December 31, 2010 for comparative purposes. See Note 22(l) to our consolidated financial statements as of and for the year ended December 31, 2010. For comparative purposes, we have also reclassified these items as of December 31, 2008 in the following discussion of our results of operations.

2008

2008 was marked by the merger of the financial institutions Itaú and Unibanco which, on November 3, 2008, signed an agreement for the merger of their financial operations. This was the formal beginning of the construction of the largest private financial conglomerate in the Southern Hemisphere, which was approved by the Brazilian Central Bank on February, 18 2009, with a market value that placed it among the 20 largest financial institutions in the world.

Itaú Unibanco Holding S.A.

A publicly listed company

In 2008, the global financial market went through a unique period of significant changes with several types of impact manifesting themselves in Brazil. The first effects were felt in Brazil in August 2008 with the beginning of a strong process of devaluation of the real in relation to the US dollar and a continuous spell of adjustments at the stock exchanges started in the first half of the year. The situation became more serious in September with the retraction of the world’s credit market. The shortage of external credit lines led the Brazilian companies that operate abroad to seek credit in the local market. The credit offer maintained by large Brazilian banks reflected the effects of this new demand, the healthy preservation of liquidity and the expected increase in default rates. The combination of different factors, particularly external ones, caused a reduction in the level of expansion of the Brazilian economy.

The integration of the operations of Itaú and Unibanco took place in a favorable environment, created by the international crisis itself, which offered opportunities to the organization and allowed it to become even stronger and more competitive. The merger is in line with the global consolidation movement among financial institutions, which reflects the permanent search for more solid operations, prepared for competition and to ensure the offer of credit and the soundness of the system.

We report below the highlights of our performance in 2008, and remind readers that the net income for the period reflected the consolidation of Unibanco results for the fourth quarter of that year, whereas balance sheet accounts were fully consolidated at December 31, 2008.

Consolidated net income for the year totaled R$ 7,803 million, with a return of 23.8% on average equity. Excluding the non-recurring effects on income for the year, corresponding to an expense of R$ 567 million, the recurring net income amounted to R$ 8,371 million, with a return of 25.5%.

Stockholders’ equity reached R$ 43,664 million at the end of 2008, an increase of 50.7% as compared to December 2007.

The consolidated assets of the new bank totaled R$ 637,202 million at December 31, 2008. The Basel ratio stood at 16.1% at the end of December 2008.

Free, raised and managed assets increased 74.3% in relation to December 2007, totaling R$ 807,652 million. The growth of 469.8% in time deposits was noteworthy, reaching R$ 135,901 million at the end of the year. We ended 2008 with a balance of R$ 258,252 million in managed assets.

Our credit portfolio, including endorsements and sureties, totaled R$ 271,938 million at December 31, 2008, representing an increase of 113.1% in relation to December 31, 2007. The merger with Unibanco had an important role in this increase. We particularly mention the operations involving the extension of credit to companies, which grew 166.8% in relation to the prior year. The balance of the large companies segment grew 178.3% whereas that of the very small, small and middle market company segment grew 147.2% in the period. Operations with credit cards grew 116.4% in relation to the prior year. The vehicle portfolio kept a significant rate of growth, of 61.6% in relation to 2007. The real estate loan portfolio added to the rural loan portfolio grew 87.8%, mainly because of the expansion of the former. Loan operations carried out by our foreign branches (Argentina, Chile, Uruguay and Paraguay) increased 43.9%, mainly stimulated by foreign exchange variation and consolidation of Interbanco operations in Paraguay. If we do not take into consideration the merger with Unibanco, the total balance of our loan and financing portfolio totaled R$ 180,562 million at December 31, 2008, representing an increase of 41.5% in relation to the prior year.

b) capital structure and possibility of redemption of shares or quotas, indicating:
I - Cases for redemption
II - Formula for the calculation of redemption value

There is no case for redemption of shares issued by the Company besides those which are legally provided for.

At December 31, 2010, capital stock comprised 4,570,936,219 book-entry shares with no par value, of which 2,289,286,475 were common and 2,281,649,744 were preferred shares without voting rights, but with tag-along rights, in the event of the public offering of shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock totals R$ 45,000,000 thousand (R$ 45,000,000 thousand at 12/31/2009 and R$ 29,000,000 thousand at 12/31/2008) of which R$ 31,546,933 thousand (R$ 30,883,250 thousand at 12/31/2009 and R$ 24,697,674 thousand at 12/31/2008) is held by stockholders domiciled in the country and R$ 13,453,067 thousand (R$ 14,116,750 thousand at 12/31/2009 and R$ 4,302,326 thousand at 12/31/2008) is held by stockholders domiciled abroad.

c) payment capability in relation to the financial commitments assumed;
d) sources of financing used for working capital and investments in noncurrent assets;
e) sources of financing for working capital and investments in noncurrent assets that the Issuer intends to use to cover liquidity deficiencies;
g) limits on the use of the financing already contracted.

Itaú Unibanco Holding S.A.

A publicly listed company

Our Superior Institutional Treasury Committee for Liquidity determines our policy regarding asset and liability management. Our policy is to maintain a close match of our maturity, interest rate and currency exposures. In establishing our policies and limits, the Superior Institutional Treasury Committee for Liquidity considers our exposure limits for each market segment and product, and the volatility and correlation across different markets and products.

We have invested in improving risk management of the liquidity inherent in our activities. At the same time, we maintain a portfolio of bonds and securities with higher liquidity (an “operational reserve”), which represents a potential source for additional liquidity.

Management controls our liquidity reserves by projecting the resources that will be available for investment by our treasury department. The technique we employ involves the statistical projection of scenarios for our assets and liabilities, considering the liquidity profiles of our counterparties.

Short-term minimum liquidity limits are defined according to guidelines set by the Superior Institutional Treasury Committee for Liquidity. These limits aim to ensure sufficient liquidity, including upon the occurrence of unforeseen market events. These limits are revised periodically based on the projection of cash needs in atypical market situations (i.e., stress scenarios).

Management of liquidity makes it possible for us to simultaneously meet our operating requirements, protect our capital and exploit market opportunities. Our strategy is to maintain adequate liquidity to meet our present and future financial obligations and to capitalise on business opportunities as they arise.

Our principal source of funding is deposits. Deposits include non-interest bearing demand deposits, interest bearing savings account deposits, time deposits certificates sold to customers and interbank deposits from financial institutions. As of December 31, 2010, total deposits amounted to approximately R$202,738 million, representing 39.8% of total funding. As of December 31, 2009, total deposits amounted to approximately R$190,772 million, representing 48.0% of our total funding.

Our savings deposits represent one of our major sources of funding which, as of December 31, 2010 and 2009, accounted for 28.6% and 25.3% of total deposits, respectively.

Itaú Unibanco Holding S.A.

A publicly listed company

R$ million
	As of December 31,
	2010		2009		2008
	Balance	% of Total Funding	Balance	% of Total Funding	Balance	% of Total Funding

Deposits	202,738	39.8%	190,772	48.0%	206,189	49.1%
Demand deposits	25,532	5.0%	24,837	6.2%	26,933	6.4%
Savings accounts	57,899	11.4%	48,222	12.1%	39,296	9.4%
Interbank	1,985	0.4%	2,046	0.5%	2,921	0.7%
Time deposits	116,416	22.8%	114,671	28.9%	135,901	32.4%
Other deposits	906	0.2%	997	0.3%	1,138	0.3%
Total short-term borrowings	159,809	31.3%	113,388	28.6%	122,111	29.1%
Deposits received under Securities Repurchase Agreements – Own portfolio	98,415	19.3%	35,948	9.0%	22,882	5.4%
Deposits received under Securities Repurchase Agreements – Third-party portfolio	23,070	4.5%	51,799	13.0%	62,350	14.8%
Deposits received under Securities Repurchase Agreements – Free portfolio	951	0.2%	669	0.2%	1,090	0.3%
Real estate credit notes	8,260	1.6%	5,983	1.5%	3,745	0.9%
Agribusiness credit notes	2,660	0.5%	2,283	0.6%	3,914	0.9%
Mortgage notes	48	0.0%	—	0.0%	—	0.0%
Bills of exchange	17	0.0%	—	0.0%	—	0.0%
Debentures	293	0.1%	238	0.1%	128	0.0%
Securities issued abroad	3,322	0.7%	1,948	0.5%	3,058	0.7%
Borrowings	12,024	2.4%	8,509	2.1%	17,964	4.3%
Onlending	9,769	1.9%	5,969	1.5%	5,503	1.3%
Securitisation of foreign payments orders	—	0.0%	—	0.0%	215	0.1%
Subordinated debt(1)	980	0.2%	42	0.0%	1,262	0.3%
Total long-term debt	147,342	28.9%	93,285	23.5%	91,703	21.8%
Own portfolio	66,465	13.0%	39,272	9.9%	37,862	9.0%
Third-party portfolio	—	0.0%	62	0.0%	174	0.0%
Free portfolio	10,740	2.1%	4,185	1.1%	—	0.0%
Bills of real estate loans	477	0.1%	470	0.0%	490	0.1%
Bills of credit related to agribusiness	114	0.0%	—	0.0%	368	0.1%
Financial bills	2,466	0.5%	—	0.0%	—	0.0%
Mortgage notes	254	0.0%	512	0.1%	496	0.1%
Bills of exchange	—	0.0%	27	0.0%	—	0.0%
Debentures	1,091	0.2%	2,527	0.6%	3,462	0.8%
Foreign borrowings through securities	6,608	1.3%	3,755	0.9%	3,935	0.9%
Securitisation of foreign payments orders	—	0.0%	—	0.0%	3,613	0.9%
Borrowings	3,699	0.7%	3,828	1.0%	6,216	1.5%
Onlending	21,920	4.3%	16,386	4.1%	12,953	3.1%
Subordinated debt	33,508	6.6%	22,684	5.7%	22,134	5.3%
Total	509,889	100%	397,446	100%	420,003	100%

(1)	Includes redeemable preferred shares (classified under minority interests in subsidiaries in our balance sheet) totalling R$658 million, R$688 million as of December 31, 2010 and 2009, respectively.

f) indebtedness ratios and the characteristics of the debts, also describing:
I - Relevant loan and financing agreements
II - Other long-term relationships with financial institutions

The issuer has as its main source of financing the funding, borrowings and onlending. Funding by term and maturity is as follows:

Itaú Unibanco Holding S.A.

A publicly listed company

	R$ million
	12/31/2010
	0-30 days	31-180 days	181-365 days	Over 365 days	Total	%
Deposits	100,074	17,550	21,981	63,134	202,738	39.8
Deposits received under securities repurchase agreements	89,000	21,369	12,067	77,205	199,641	39.2
Funds from acceptance and issuance of securities	3,418	9,516	1,665	11,010	25,609	5.0
Borrowings and onlending	2,370	8,390	11,033	25,619	47,412	9.3
Subordinated debts	28	58	895	33,508	34,488	6.8
TOTAL	194,889	56,882	47,639	210,476	509.889
% per maturity term	38.2	11.2	9.3	41.3
TOTAL – 12/31/2009	160,222	45,547	29,557	162,119	397.446
% per maturity term	40.3	11.5	7.4	40.8
TOTAL – 12/31/2008	164,790	51,520	31,129	172,526	420.003
% per maturity term	39.2	12.3	7.4	41.1
(*) After redeemable preferred shares

The table below shows funding through issuance of subordinated debt securities, according the conditions set forth in CMN Resolution No. 3,444, of 02/28/2007, and amendments introduced by CMN Resolution No. 3,532, of 08/31/2008:

Description	R$ million
Name of Security	Issue	Maturity	Return p.a.	Principal
Subordinated euronotes	2nd half of 2001	August 2011	10.00%	457
Subordinated euronotes	August 2001	August 2011	4.25%	625
Subordinated CDB	March 2007	April 2012	103.5% of CDI	5,000
Subordinated CDB	May 2007	May 2012	104% of CDI	1,406
Subordinated CDB	July 2007	July 2012	CDI + 0.38%	422
Subordinated CDB	August 2007	August 2012	CDI + 0.38%	200
Subordinated CDB	October 2007	October 2012	IGPM + 7.31%	161
Subordinated CDB	October 2007	October 2012	IGPM + 7.35%	130
Subordinated CDB	October 2007	October 2012	103.8% of CDI	93
Subordinated CDB	October 2007	October 2012	CDI + 0.45%	450
Subordinated CDB	November 2007	November 2012	CDI + 0.35%	300
Subordinated CDB	December 2002	December 2012	102.5% of CDI	200
Subordinated CDB	December 2002	December 2012	102% of CDI	20
Subordinated CDB	January 2008	February 2013	CDI + 0.50%	880
Subordinated CDB	February 2008	February 2013	CDI + 0.50%	1,256
Subordinated CDB	1st quarter of 2008	1st quarter of 2013	CDI + 0.60%	817
Subordinated CDB	2nd quarter of 2008	2nd quarter of 2013	106% of CDI	29
Subordinated CDB	2nd quarter of 2008	2nd quarter of 2013	107% of CDI	19
Subordinated CDB	November 2003	November 2013	102% of CDI	40
Subordinated CDB	May 2007	May 2014	CDI + 0.35%	1,805
Subordinated CDB	August 2007	August 2014	CDI + 0.46%	50
Subordinated CDB	October 2007	October 2014	IGPM + 7.35%	33
Subordinated CDB	November 2008	October 2014	112% of CDI	1,000
Subordinated CDB	December 2007	December 2014	CDI + 0.60%	10
Preferred shares	December 2002	March 2015	3.04%	1,389
Subordinated CDB	January 2010	November 2015	113% of CDI	50
Subordinated bonds	December 2005	December 2015	1.42%	194
Subordinated CDB	3rd quarter of 2008	3rd quarter of 2015	119.8% of CDI	400
Subordinated CDB	January 2010	January 2016	114% of CDI	500
Subordinated CDB	1st quarter 2010	1st quarter 2016	110% of CDI	83
Subordinated CDB	1st quarter 2010	1st quarter 2016	111% of CDI	33
Subordinated CDB	1st quarter 2010	1st quarter 2016	113% of CDI	2,103
Subordinated CDB	March 2010	March 2016	IPCA + 7.33%	123
Subordinated LF	August 2010	August 2016	100% of CDI + 1.36%	365
Subordinated LF	September 2010	September 2016	112.5% of CDI	16
Subordinated CDB (1)	December 2006	December 2016	CDI + 0.47%	500
Subordinated LF	3rd quarter of 2010	3rd quarter of 2016	112% of CDI	1,808
Subordinated LF	October 2010	October 2016	112% of CDI	50
Subordinated LF	December 2010	December 2016	100% of IPCA + 7.00%	30
Subordinated CDB	March 2010	March 2017	IPCA + 7.45%	367
Subordinated LF	September 2010	September 2017	100% of IPCA + 7.2%	160
Subordinated LF	September 2010	September 2017	100% of IPCA + 7.0%	20
Subordinated LF	October 2010	October 2017	100% of IPCA + 6.95%	20
Subordinated LF	October 2010	October 2017	100% of IPCA + 6.97%	6
Subordinated euronotes	April 2010	April 2020	6.2%	1,731
Subordinated euronotes	September 2010	January 2021	5.75%	1,694
Subordinated bonds	April 2008	April 2033	3.5%	73
Subordinated bonds	October 2008	October 2033	4.5%	68
Eurobonds -Perpetual Non-cumulative Junior
Subordinated Securities (2)	July 2005	not determined	8.7%	1,195
(1)	Subordinated CDBs may be redeemed from November 2011;
(2)	The debt may be fully redeemed only at the option of the issuer from July 29, 2010 or at each subsequent payment.

Itaú Unibanco Holding S.A.

A publicly listed company

At ITAÚ UNIBANCO HOLDING, the portfolio is composed of subordinated Euronotes in the amount of R$ 26,081 million, maturing within 30 days, of R$ 21,809 million, maturing within 91 to 180 days, and of R$3,304,889 million, maturing after 365 days, totaling R$ 3,352,779 million.

III – The level of subordination between debts

In case of judicial or extrajudicial liquidation of the Issuer, there is an order of priority as to the repayment to the many creditors of the bankrupt estate.  Particularly in relation to debts comprising the Issuer indebtedness, the following order of repayment shall be obeyed:  secured debts, unsecured debts, and subordinated debts.  For information on the amount of our obligations (detailed according to this same classification). We shall thus mention that in relation to secured debts, creditors prefer that to others up to the limit of the asset pledged to secure them, while there is no subordination level among unsecured debt creditors or among subordinated debt creditors.

The funding through issuance of subordinated debt securities, according the conditions set forth in CMN Resolution No. 3,444, of 02/28/2007, and amendments introduced by CMN Resolution No. 3,532, of 01/31/2008 is as follows:

	R$ million
	12/31/2010
	0-30	31-180	181-365	Over 365	Total	%
CDB	-	-	-	25,859	25,859	75.0
Euronotes	26	42	895	3,332	4,296	12.4
Bonds	2	-	-	298	300	0.9
Eurobonds	-	12	-	833	846	2.4
(-) Transaction costs incurred	-	-	(0)	(40)	(41)	(0.1)
TOTAL OTHER LIABILITIES	28	55	895	32,853	33,830
Redeemable preferred shares	-	3	-	655	658	1.9
GRAND TOTAL	28	58	895	33,508	34,488
% per maturity term	0.1	0.2	2.6	97.2

	12/31/2009
	0-30	31-180	181-365	Over 365	Total	%
CDB	-	-	-	20,160	20,160	88.7
Euronotes	-	20	-	857	877	3.9
Bonds	-	3	3	130	136	0.6
Eurobonds	13	-	-	871	884	3.9
(-) Transaction costs incurred	-	-	-	(19)	(19)	(0.1)
TOTAL OTHER LIABILITIES	13	23	3	21,999	22,038
Redeemable preferred shares	-	3	-	684	688	3.0
GRAND TOTAL	13	26	3	22,684	22,726
% per maturity term	0.1	0.1	0.0	99.8

	12/31/2008
	0-30	31-180	181-365	Over 365	Total	%
CDB	-	2	1,201	18,278	19,481	83.4
Euronotes	-	27	-	1,167	1,194	5.1
Bonds	-	-	-	148	148	0.6
Eurobonds	-	19	-	1,623	1,642	7.0
(-) Transaction costs incurred	-	-	-	(39)	(39)	(0.2)
TOTAL OTHER LIABILITIES	-	49	1,201	21,176	22,426
Redeemable preferred shares	-	12	-	919	931	4.0
GRAND TOTAL	-	61	1,201	22,095	23,356
% per maturity term	-	0.3	5.1	94.6

The chart that shows the funding through issuance of subordinated debt securities is included in Item 10.1. (f.II) of this Form.

IV - Any restrictions imposed on the issuer, in particular in relation to borrowing limits and contracting new debt, distribution of dividends, the sale of assets, issuing new securities and the sale of corporate control

A portion of our long-term debt has provisions on the early repayment of the principal upon the occurrence of certain events, as is the norm with long-term finance contracts.  At December 31, 2010, no event of default or non-compliance with finance clause had occurred.

Itaú Unibanco Holding S.A.

A publicly listed company

Additionally, Itaú Unibanco Holding S.A. (“Issuer”) established in March 2010 a programme for the issue and distribution of notes with certain financial intermediaries (“Programme”). The Programme establishes that the Issuer itself or through its Cayman Islands branch shall issue subordinated or senior notes (“Notes”) up to the limit of US$10,000,000,000.00 (ten billion US dollars).

To date, the following issues have been completed in accordance with the Programme (“Issues”):

(i) Subordinated Notes in the amount of US$1,000,000,000.00 (one billion US dollars), issued on April 15, 2010, with final maturity on April 15, 2020, which were accepted for listing and trading at the Luxembourg Stock Exchange;

(ii) Subordinated Notes in the amount of US$1,000,000,000.00 (one billion US dollars), issued on September 23, 2010 and with final maturity on January 22, 2021, which were accepted for listing and trading at the Luxembourg Stock Exchange;

(iii) Senior Notes in the amount of US$500,000,000.00 (five hundred million US dollars), issued on November 23, 2010 and with final maturity on November 23, 2015, which were accepted for listing and trading at the Luxembourg Stock Exchange;

(iv) Subordinated Notes in the amount of US$250,000,000.00 (two hundred and fifty million US dollars), issued on January 31, 2011 and with final maturity on January 22, 2021, which were accepted for listing and trading at the Luxembourg Stock Exchange.

The Programme and the Issues impose certain conditions and restrictions to the Issuer, as follows:

a.	Disposal of Assets and Disposal of Shareholding Control

As a general rule, the issuer is allowed to dispose of all or a substantial portion of its assets, including through corporate restructuring (such as mergers and spin-off processes) without the consent of the owners of the Subordinated Notes of the First Issue, provided that, as a result of the transactions above:

(i)
the entity that receives such assets or take control undertakes to comply with all obligations of repayment of principal and interests arising from any note issued as provided for in the Programme, as well as undertakes to assume all other obligations imposed to the Issuer;

(ii)	no event of default occurs through the carry out of such transactions; and

(iii)
from any public announcement about the transaction and before its completion: the management members of the issuer provide to the trustee a declaration that the transaction of asset disposal in question is in compliance with the obligations and restrictions imposed to the Issuer; a legal opinion is issued by the legal advisors of the Issuer on the assumption of obligations arising from the Program by the new entity that will take over the assets or the shareholding control.

h) significant changes in each item of the financial statements

Itaú Unibanco Holding S.A.

A publicly listed company
	R$ million
Asset	12/31/2010	31/12/2009	31/12/2008	2010 X 2009	2009 X 2008

Current and long-term assets	744,601	597,978	626,777	24.5%	-4.6%

Cash and cash equivalents	10,493	10,594	15,847	-1.0%	-33.1%

Interbank investments	85,926	139,195	124,546	-38.3%	11.8%

Securities and derivative financial instruments	188,853	120,189	138,344	57.1%	-13.1%

Interbank and interbranch accounts	86,524	14,570	14,268	493.9%	2.1%

Operations with credit granting characteristics	297,102	245,951	241,043	20.8%	2.0%

(Provision for allowance for loan losses)	(22,292)	(24,052)	(19,972)	-7.3%	20.4%

Other assets	97,996	91,531	112,701	7.1%	-18.8%

Permanent assets	10,512	10,295	10,426	2.1%	-1.3%

Investments	2,135	2,187	2,258	-2.4%	-3.1%

Fixed assets and leased assets	5,025	4,360	4,035	15.3%	8.1%

Goodwill	68	-	-	-	-

Intangible assets	3,285	3,748	4,133	-12.4%	-9.3%

Total assets	755,112	608,273	637,202	24.1%	-4.5%

Liabilities	12/31/2010	31/12/2009	31/12/2008	2010 X 2009	2009 X 2008

Current and long-term liabilities	689,904	553,584	590,788	24.6%	-6.3%

Deposits	202,738	190,772	206,189	6.3%	-7.5%
Demand deposits	26,437	25,834	28,071	2.3%	-8.0%
Savings deposits	57,899	48,222	39,296	20.1%	22.7%
Interbank deposits	1,985	2,046	2,921	-3.0%	-29.9%
Time deposits	116,416	114,671	135,901	1.5%	-15.6%

Deposits received under securities repurchase agreements	199,641	131,935	124,358	51.3%	6.1%

Funds from acceptance and issuance of securities	25,609	17,320	19,596	47.9%	-11.6%

Interbank and interbranch accounts	4,055	3,077	3,008	31.8%	2.3%

Borrowings and onlending	47,412	34,692	42,636	36.7%	-18.6%

Derivative financial instruments	5,705	5,476	14,807	4.2%	-63.0%

Technical provisions for insurance, pension plan and capitalization	61,365	52,404	43,182	17.1%	21.4%

Other liabilities	143,379	117,909	137,011	21.6%	-13.9%
Foreign exchange portfolio	22,035	27,682	50,761	-20.4%	-45.5%
Subordinated debts	33,830	22,038	22,426	53.5%	-1.7%
Sundry	87,514	68,188	63,824	28.3%	6.8%

Deferred income	599	466	231	28.6%	101.4%

Minority interest in subsidiaries	3,731	3,540	2,519	5.4%	40.5%

Stockholders’ equity	60,879	50,683	43,664	20.1%	16.1%

Total liabilities	755,112	608,273	637,202	24.1%	-4.5%

We present below the main changes in the balance sheet accounts at December 31, 2010, 2009 and 2008, noting that the balances for the periods ended 2010, 2009 and 2008 reflect the consolidation in Itaú Unibanco of Unibanco operations.

The total balance of assets amounted to R$ 755,112 million at the end of 2010, an increase of 24.1% in relation to the previous year and, at December 31, 2009, the total consolidated assets of Itaú Unibanco amounted to R$ 608,273 million, a drop of 4.5% as compared to the balance of R$ 637,202 million at December 31, 2008.

Itaú Unibanco Holding S.A.

A publicly listed company

At December 31, 2010, the loan portfolio, not including endorsements and sureties, reached R$ 297,102 million, an increase of 20.8% in relation to the previous year.In Brazil, the portfolio of loans to individuals totaled R$ 126,876 million, an increase of 18.3% as compared to the balance in the same period in 2009. In the large companies segment, the portfolio balance was R$ 76,682 million, and in the very small, small and middle-market companies segment, it reached R$ 80,035 million, an increase of 31.3% as compared to December 31, 2009. The loan and financing operations targeted at the retail market increased 23.0% in the period, totaling R$ 206,911 million. The real estate loan portfolio totaled R$ 13,257 million in 2010, an increase of 55.8% as compared to the previous year. The volume of real estate loans to borrowers was R$ 6,887 million, whereas loans to businesspeople reached R$ 4,447 million.

At December 31, 2009, the loan portfolio not including endorsements and sureties reached R$ 245,951 million, an increase of 2.0% in relation to the previous year. Taking into consideration only the loan and financing operations targeted at the retail market – portfolios of credit card, individual loan, vehicle financing, very-small, small and middle-market companies, rural loan and real estate financing – we noted a growth of 14.4% in the portfolio balance, totaling R$ 175,192 million.  On the other hand, we recorded a drop of 20.6% in loan operations carried out with large companies and of 13.3% in the portfolios in Argentina, Chile, Uruguay and Paraguay, a result of the appreciation of the Brazilin real in relation to foreign currencies and the recovery of capital markets, which once again came to represent an important area for the investment projects of large conglomerates.

Our main source of funds is deposits and they include demand, savings, time and interbank deposits. At December 31, 2010, total deposits reached approximately R$ 202,738 million, representing 49.3% of total funds; at December 31, 2009 total deposits reached approximately R$ 190,772 million, representing 57.8% of total funds; at December 31, 2008 total deposits reached approximately R$ 206,189 million, representing 61.1% of total funds.  Our time deposits represented 57.4%, 60.1%, 65.9% of total deposits at December 31, 2010, 2009 and 2008.

The deposit balance at December 31, 2010 increased 6.3% in relation to the same period of the previous year, which was basically due to an increase of 20.3% in savings deposits.

The deposit balance at December 31, 2009 decreased 7.5% in relation to the same period of the previous year, which was basically a drop of 15.6% in funding through time deposits, which was not counterbalanced by the increase of 22.7% in savings deposits.

Consolidated shareholders’ equity totaled R$ 60,879 million at December 31, 2010, whereas it reached R$ 50,683 million at the end of 2009 and R$ 43,664 million at the end of 2008, representing growths of 20.1% and 16.1% as compared to December 31, 2009 and 2008, respectively. The variation between 2010, 2009 and 2008 is basically due to the result for the period and the payment of interest on capital and dividends.

	R$ million
	2010	2009	2008	2010 x 2009	2009 x 2008
Income from financial operations before loan losses	45,260	46,116	23,360	-1.9%	97.4%

Result of loan losses	(10,088)	(14,165)	(12,946)	-28.8%	9.4%
Expense for allowance for loan losses	(14,364)	(16,399)	(14,280)	-12.4%	14.8%
Income from recovery of credits written off as loss	4,276	2,234	1,334	91.4%	67.4%

Gross income from financial operations	35,172	31,950	10,415	10.1%	206.8%

Other operating income/expenses	(14,727)	(14,594)	(12,293)	0.9%	18.7%
Banking service fees	14,253	12,400	8,649	14.9%	43.4%
Income from bank charges	3,210	2,772	(7,921)	15.8%	8.5%
Result from insurance, pension plan and capitalization operations	2,658	2,432	(2,336)	9.3%	86.0%
Personnel expenses	(12,822)	(12,092)	201	6.0%	37.3%
Other administrative expenses	(14,038)	(11,593)	789	21.1%	46.4%
Tax expenses	(4,296)	(4,238)	(6,728)	1.4%	81.4%
Equity in earnings of affiliated/subsidiary companies	224	209	201	7.2%	4.3%
Other operating income	561	808	(6,728)	-30.6%	2.5%
Other operating expenses	(4,477)	(5,292)	(1,879)	-15.4%	-21.3%

Operating income	20,445	17,357	(1,879)	17.8%	-1023.9%

Non-operating income	80	430	206	-81.5%	109.2%

Income (loss) before taxes on income and profit sharing	20,525	17,787	(1,673)	15.4%	-1163.3%

Income tax and social contribution	(6,017)	(6,652)	9,850	-9.5%	-167.5%

Profit sharing - statutory	(261)	(205)	(107)	27.7%	91.0%
Management members - statutory	(261)	(205)	(107)	27.7%	91.0%

Minority interest in subsidiaries	(924)	(864)	(266)	6.9%	224.3%

Net income	13,323	10,067	7,803	32.3%	29.0%

Comments on the main changes in the consolidated results of the years 2010, 2009 and 2008 are shown at 10.2. (a) of this form.

Itaú Unibanco Holding S.A.

A publicly listed company

10.2. – Directors should comment on:

a) results of operations, in particular:
I - Description of any important components of revenue
II - Factors that materially affected operating income and expenses

Results of Operations for Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Highlights

For the year ended December 31, 2010, our consolidated net income was R$13,323 million. As of December 31, 2010, our total stockholders’ equity was R$60,879 million. Our annualised return on average equity was 24.1% in 2010. As of the same date, our solvency ratio on a fully consolidated basis was 15.4%, a 130 basis points decrease in comparison to December 31, 2009, mainly due to (i) changes in capital requirements rules, which excluded additional provisions for loan and lease losses from the Tier 1 capital calculation, and (ii) credit expansion. For more detail about the calculation of our regulatory capital, see Note 3 to our consolidated financial statements as of and for the year ended December 31, 2010.

During 2010 our main challenge was the completion of the integration of Unibanco branches and customer site branches throughout Brazil. With the completion of the integration, we were able to improve our processes and, accordingly, expand the volume of services and increase our customer base, while maintaining service quality.

We highlight the improvement of asset quality as the principal change in our financial condition for the year ended December 31, 2010. Our operations were positively affected by a decrease in nonperforming loans, mainly due to an improvement in the quality of our portfolio with individuals and companies, and an improvement in our recovery of loans previously written off as losses. Reduced delinquency levels are associated with the improving Brazilian economy, as well as the more conservative credit policies adopted by us since 2009.

As of December 31, 2010, the balance of credit transactions, leasing transaction among other credits, including endorsements and guarantees, was R$335,476 million, a 20.5% increase compared to December 31, 2009. Credit to individuals increased by 18.3%, while credit to companies increased by 21.8% compared to December 31, 2009. During 2010, we maintained our strategy of increasing the volume of credit card lending, vehicle financing, mortgage loans and loans to very small, small and middle market companies, with loans to companies increasing at a higher rate than other segments.

Our results of operations for the year ended December 31, 2010 compared to the year ended December 31, 2009, reflected a significant impact from exchange rate variation. The exchange rate between the U.S. dollar and the real changed significantly. During the year ended December 31, 2010 the real appreciated 4.3% against the U.S. dollar, while in the year ended December 31, 2009 the real appreciated 25.5% against the U.S. dollar. The decrease in income from financial operations before loan losses, mainly due to lower gains from derivative financial instruments used to hedge our investments in subsidiaries abroad, resulted in a decrease in expenses related to income tax and social contribution.

On August 23, 2009, Itaú Unibanco Holding and Porto Seguro S.A. (“Porto Seguro”) entered into an alliance to combine their respective homeowner and automobile insurance operations. As a consequence of this association, the results of Porto Seguro have been proportionally consolidated beginning with the fourth quarter of 2009, in light of our 30.0% interest in Porto Seguro. Thus, the financial statements as of and for the year ended December 31, 2010 present the effects from this association and consolidate our proportional interest in the results of operations of Porto Seguro in our consolidated statement of income and the financial position in our consolidated balance sheet. This association did not have a significant impact on our net income.

Net Income

The table below shows the major components of our net income for the year ended December 31, 2010 and 2009.

	Year Ended December 31,
	2010	2009	Variation (%)
	(In million of R$)

Income from financial operations	80,326	76,697	4.7%
Expenses of financial operations	(35,066)	(30,581)	14.7%
Income from financial operations before loan losses	45,260	46,116	(1.9)%
Result of loan losses	(10,088)	(14,165)	28.8%
Gross income from financial operations	35,172	31,950	10.1%
Other operating revenues (expenses)	(14,727)	(14,594)	0.9%
Operating income	20,445	17,357	17.8%
Non-operating income	80	430	(81.4)%
Income before taxes on income and profit sharing	20,525	17,787	15.4%
Income tax and social contribution expense	(6,017)	(6,652)	(9.5)%
Profit sharing	(261)	(205)	27.3%
Minority interest in subsidiaries	(924)	(864)	6.9%
Net income	13,323	10,067	32.3%

Itaú Unibanco Holding S.A.

A publicly listed company

In 2010, our net income was influenced by the following non-recurring transactions which are presented on an after tax basis: (i) the partial reversal of additional provisions for loan losses (income of R$1,038 million); (ii) the program for settlement or instalment payment of federal taxes — Law No. 11,941 (income of R$145 million); (iii) provisions for contingencies related to civil litigation in connection with economic plans (expense of R$467 million); (iv) provisions for fiscal contingencies related to tax and social security (expense of R$380 million); and (v) the recognition of expenses in connection with post-employment benefits (expense of R$35 million).

Income from Financial Operations

The table below shows the major components of our income from financial operations for the year ended December 31, 2010 and 2009.

	Year Ended December 31,
	2010	2009	Variation (%)
	(In million of R$)

Loan, lease and other credit operations	51,748	47,477	9.0%
Securities and derivative financial instruments	18,772	23,994	(21.8)%
Insurance, pension plan and capitalisation	4,721	4,576	3.2%
Foreign exchange operations	980	9	n.m.
Compulsory deposits	4,106	641	540.6%
Total income from financial operations	80,326	76,697	4.7%

Our income from financial operations increased by 4.7% from R$76,697 million for 2009 to R$80,326 million for 2010, an increase of R$3,629 million. This increase is primarily due to increases in income from loan, lease and other credit operations, income from compulsory deposits, income from foreign exchange operations and to a lesser extent the results of insurance, pension plans and capitalisation products, and were partially offset by the decrease in the result of securities and derivative financial instruments. The increase in income from compulsory deposits reflects the impact of new requirements implemented by the Central Bank during 2010, increasing significantly the required volume of deposits. The decrease in income from securities and derivatives financial instruments also reflects income associated with our risk management strategy and administration of gaps, particularly those associated with derivative instruments used to hedge our investments in subsidiaries abroad.

Income from Loan, Lease and Other Credit Operations

Our income from loan, lease and other credit operations increased by 9.0% from R$47,477 million for 2009 to R$51,748 million for 2010, an increase of R$4,271 million. This increase was mainly due to an increase in the volume of loans and lease transactions, in particular in credit card, vehicle financing, mortgage loans and loans to companies, as well as gains on loans and leases denominated in or indexed to foreign currencies.

The table below shows the performance of credit transactions with loans (including sureties and endorsements) classified by type of creditor (individuals and companies), further broken down by type of product for individuals and by size of customer for companies.

Itaú Unibanco Holding S.A.

A publicly listed company

	Year Ended December 31,
	2010	2009	Variation
	(In million of R$)
Loans to individuals	127,417	107,812	18.2%
Credit card	34,953	29,313	19.2%
Personal loans	23,918	20,627	16.0%
Vehicles	60,190	52,276	15.1%
Mortgage loans(1)	8,067	5,249	53.7%
Rural loans(1)	289	348	(17.0)%
Loans to companies	193,663	158,862	21.9%
Corporate	110,793	95,832	15.6%
Very small, small and middle market	82,870	63,030	31.5%
Loans to clients of subsidiaries located in Argentina/Chile/Uruguay/Paraguay	14,397	11,708	23.0%
Total of loan, lease and other credit operations (including sureties and endorsements)	335,476	278,382	20.5%

(1)
Mortgage loans and rural loans portfolios are presented within loans to individuals or loans to companies, as appropriate, according to the type of client. As of December 31, 2010, the total mortgage loan portfolio totalled R$13,257 million and the total rural loan portfolio totalled R$5,425 million, compared to R$8,510 million and R$5,143 million, respectively, as of December 31, 2009.

The total balance of our loans, lease and other credit operations, including sureties and endorsements, was R$335,476 million as of December 31, 2010, a 20.5% increase compared to the balance of R$278,382 million as of December 31, 2009. Loans to individuals totalled R$127,417 million as of December 31, 2010, an increase of 18.2% compared to December 31, 2009. The balance of credit card lending increased by 19.2% from December 31, 2009 to December 31, 2010. Credit card lending is an increasingly important tool that we use to acquire new customers, in particular low-income individuals. Personal loans increased by 16.0% from December 31, 2009 to December 31, 2010 and vehicle financing increased by 15.1% from December 31, 2009 to December 31, 2010, in both cases primarily as a result of overall growth in these markets in Brazil. Mortgage loans to individuals increased by 53.7% from December 31, 2009 to December 31, 2010, resulting from the favourable Brazilian economic environment. Loans to companies totalled R$193,663 million as of December 31, 2010, an increase of 21.9% compared to December 31, 2009, driven primarily by a 31.5% increase in loans to very small, small and middle market companies as part of our increased strategic focus on these clients. Loans to large companies totalled R$110,793 million as of December 31, 2010, an increase of 15.6% compared to December 31, 2009, in particular in BNDES onlending. The balance of our loan portfolios in Argentina, Chile, Uruguay and Paraguay totalled R$14,397 million as of December 31, 2010, an increase of 23.0% compared to December 31, 2009, primarily driven by the growth of operations abroad and the appreciation of the real against several of these currencies.

Income from Securities and Derivative Financial Instruments

Our income from securities and derivative financial instruments decreased by 21.8%, or R$5,222 million, from R$23,994 million for 2009 to R$18,772 million for 2010. This decrease in income from securities and derivative financial instruments reflects lower gains from derivative financial instruments used to hedge the impact of exchange rate variation on our investments in subsidiaries abroad. In 2009, we also took advantage of market opportunities arising out of volatility and movements in interest rates, which contributed to an increase in income for the period. Conversely, during 2010, we did not identify the same market conditions.

Income from Insurance, Pension Plan and Capitalisation

Our income from insurance, pension plan and capitalisation increased by 3.2%, from R$4,576 million for 2009 to R$4,721 million for 2010, an increase of R$145 million, mainly due to the increased revenues from pension plans, related to an increase in volume, and also due to the variation of average interest rates from period to period.

Income from Foreign Exchange Operations

Our income from foreign exchange operations increased R$970 million, from R$9 million for 2009 to R$980 million for 2010, due to gains related to trades in foreign currencies.

Income from Compulsory Deposits

Our income from compulsory deposits increased R$3,465 million, from R$641 million for 2009 to R$4,106 million for 2010. Regulatory requirements related to compulsory deposits changed during 2010, increasing significantly the required volume of deposits and consequently impacting income from compulsory deposits. As of December 31, 2010, we had compulsory deposits of R$85,776 million compared to R$13,869 million as of December 31, 2009, of which R$81,034 million and R$9,827 million, respectively, were interest-earning.

Itaú Unibanco Holding S.A.

A publicly listed company

Expenses of Financial Operations

The following table describes the main components of our expenses on financial operations in 2010 and 2009.

	Year Ended December 31,
	2010	2009	Variation (%)
	(In million of R$)
Money market	(30,083)	(26,297)	14.4%
Technical provisions for pension plan and capitalisation	(4,014)	(3,992)	0.5%
Borrowings and onlending	(969)	(292)	231.8%
Total expenses of financial operations	(35,066)	(30,581)	14.7%

Our expenses of financial operations increased by 14.7% from R$30,581 million for 2009 to R$35,066 million for 2010, an increase of R$4,485 million, mainly due to the increase in money market expenses as discussed below.

Expenses from Money Market Transactions

Our expenses from money market transactions increased by 14.4% from R$26,297 million for 2009 to R$30,083 million for 2010, an increase of R$3,786 million. This increase was mainly due to the increase of R$67,706 million, or 51.3%, in deposits received under repurchase agreements, the increase in the SELIC rate from 8.75% to 10.75% and also reflects the impact of exchange rate variation on liabilities denominated in or indexed to foreign currencies.

Expenses from Technical Provisions for Pension Plan and Capitalisation

Our expenses from technical provisions for pension plan and capitalisation operations increased by 0.5% from R$3,992 million for 2009 to R$4,014 million for 2010, an increase of R$22 million, mainly due to an increase in volume of pension plans.

Expenses from Borrowings and Onlending

Our expenses from borrowings and onlending increased from R$292 million for 2009 to R$969 million for 2010, an increase of R$677 million, mainly due to the increase of R$12,720 million in our borrowings and onlending, as well as the impact of exchange rate variations on borrowings and onlending denominated in or indexed to foreign currencies.

Income from Financial Operations before Loan Losses

Our income from financial operations before loan losses decreased by 1.9% from R$46,116 million for 2009 to R$45,260 million for 2010, a decrease of R$856 million, mainly as a result of the factors described above under “— Income from Financial Operations” and “— Expenses of Financial Operations.”

Result of Loan Losses

Our result of loan losses decreased by 28.8% from R$14,165 million for 2009 to R$10,088 million for 2010, a decrease of R$4,077 million. The following table describes the main components of our result of loan losses in 2010 and 2009.

	Year Ended December 31,
	2010	2009	Variation (%)
	(In million of R$)
Expenses for allowance for loan losses	(14,364)	(16,399)	(12.4)%
Income from recovery of credits written off as loss	4,276	2,234	91.4%
Result of allowance for loan losses	(10,088)	(14,165)	(28.8)%

Expenses for Allowance for Loan Losses

Our expenses for allowance for loan losses decreased by 12.4% from R$16,399 million for 2009 to R$14,364 million for 2010, a decrease of R$2,035 million. During 2010, the asset quality of our loan portfolio improved significantly in comparison to the previous year. In 2009, the adverse effects of the international economic and financial crisis spread among industries and resulted in increased risk related to certain credit portfolios. Levels of non-performing loans increased at that time for individuals and companies generally, reflecting these adverse market conditions. However, in 2009 the Brazilian government adopted tax incentive packages to foster consumption and improvement in overall economic activity levels, which contributed to rapid improvement in credit quality. The Brazilian government maintained these incentives until the end of the first quarter of 2010.

Itaú Unibanco Holding S.A.

A publicly listed company

As of December 31, 2009, after a reversal of R$1,687 million, the allowance for doubtful loans in excess of the minimum required by the Central Bank totalled R$6,104 million. This reversal was a result of the levels of provisions indicated by our credit models given the performance of our loan portfolio, which had been impacted by the international economic crisis.

In the last quarter of 2010, the additional provision for loan and lease losses began to reflect the model of expected loss adopted in our credit risk management, based on Basel II, which considers the potential loss for revolving lines of credit. This model replaces the former one, which also contained, as part of the “additional allowance,” the concept of countercyclical provisions, which is treated as a capital cushion according to Basel III. The adoption of this model resulted in a R$1,573 million provision reversal in the fourth quarter of 2010, and resulted in an allowance in excess of the minimum required by the Central Bank of R$4,531 million.

As of December 31, 2010, the balance of the allowance for loan losses in relation to our loan portfolio was equivalent to 7.5% compared to 9.8% as of December 31, 2009.

Income from Recovery of Credits Written Off as Loss

Our income from recovery of credits written off as loss increased by 91.4% from R$2,234 million for 2009 to R$4,276 million for the same period in 2010, an increase of R$2,042 million. A better economic environment and our improved collection efforts in 2010 were the main causes for this increase.

Gross Income from Financial Operations

Our gross income from financial operations increased by 10.1% from R$31,950 million for 2009 to R$35,172 million for 2010, an increase of R$3,222 million.

Other Operating Revenues (Expenses)

The table below shows the main components of our other operating revenues (expenses) for the periods ended December 31, 2010 and 2009.

	Year Ended December 31,
	2010	2009	Variation (%)
	(In million of R$)
Banking service fees and income from bank charges	17,463	15,172	15.1%
Result from insurance, pension plan and capitalisation operations	2,658	2,432	9.3%
Personnel expenses	(12,822)	(12,092)	6.0%
Other administrative expenses	(14,038)	(11,593)	21.1%
Tax expenses	(4,296)	(4,238)	1.4%
Equity in earnings of affiliates and other investments	224	209	7.2%
Other operating revenues	561	808	(30.6)%
Other operating expenses	(4,477)	(5,292)	(15.4)%
Total other operating revenues (expenses)	(14,727)	(14,594)	0.9%

Banking Service Fees and Income from Bank Charges

Our banking service fees and income from bank charges increased by 15.1% from R$15,172 million for 2009 to R$17,463 million for 2010, an increase of R$2,291 million.

Banking service fees increased by 14.9% from R$12,400 million for 2009 to R$14,253 million for 2010, an increase of R$1,853 million. This increase was mainly due to increased revenues from credit card transactions, which increased by 14.6% from R$5,762 million for 2009 to R$6,605 million for 2010, an increase of R$843 million, primarily due to a higher volume of invoice discounts for retailers, the growth in the number of credit card customers, the increased use of credit cards as the method of payment in commercial transactions and an increased offering of consumer credit lines, such as cash in advance, offered by us through retailers. Fees from assets under management increased by 12.3% from R$2,249 million for 2009 to R$2,526 million for 2010, an increase of R$277 million, due to the 9.0% increase in the volume of assets under management, which increased from R$333,869 million as of December 31, 2009 to R$363,818 million as of December 31, 2010. Sureties and credits granted increased by 10.5% from R$1,323 million for 2009 to R$1,462 million for 2010, an increase of R$139 million. This change is related to an increase in our operational activity and an improved economic environment for granting credit. We also had an increase of 23.9%, or R$334 million, in other banking service fees, mainly related to the resumption of our investment bank and economic and financial advisory activities after a slower period following the international financial crisis that negatively impacted our performance in 2009.

Itaú Unibanco Holding S.A.

A publicly listed company

Income from bank charges increased by 15.8% from R$2,772 million for 2009 to R$3,210 million for 2010, an increase of R$438 million. The increase was principally due to fees for loan transactions and service packages on a greater volume of transactions.

Result from Insurance, Pension Plan and Capitalisation Operations

Our result from insurance, pension plan and capitalisation operations increased by 9.3% from R$2,432 million for 2009 to R$2,658 million for 2010, an increase of R$226 million. The increase in result from insurance, pension plan and capitalisation operations was mainly affected by the decrease in expenses for claims and increases in premiums and contributions.

Personnel Expenses

Our personnel expenses increased by 6.0% from R$12,092 million for 2009 to R$12,822 million for 2010, an increase of R$730 million. This increase in personnel expenses was mainly due to the impact of the labour union agreement reached in September 2009, which provided for a 6.0% increase in compensation and benefits for our employees. In addition, we experienced a 6.3% increase in the number of employees to a total of 108,040 employees as of December 31, 2010 as a result of our organic growth, in particular in the very small, small and middle market companies and consumer credit segments. Finally, the labour union agreement reached in September 2010 increased compensation by 7.5% for employees earning R$5,250 per month or less and by the greater of (i) 4.29% and (ii) a fixed amount of R$393.75 per month for employees earning over R$5,250 per month. The agreement also established an increase of 7.5% in benefits for all employees.

Other Administrative Expenses

Our other administrative expenses increased by 21.1% from R$11,593 million for 2009 to R$14,038 million for 2010, an increase of R$2,445 million. This increase in other administrative expenses was mainly due to expenses related to the migration of Unibanco branches to the “Itaú” platform and our organic growth, in particular in the very small, small and middle market companies segment. We also recorded increased expenses related to higher operating activity, especially those related to data processing, communication and maintenance, as well as marketing and advertising expenses related to the soccer World Cup and new institutional marketing campaigns.

Tax Expenses

Our tax expenses increased by 1.4% from R$4,238 million for 2009 to R$4,296 million for 2010, an increase of R$58 million. This increase in tax expenses was mainly due to increased operational activity.

Equity in Earnings of Affiliates and Other Investments

Our equity in earnings of affiliates and other investments increased by 7.2% from R$209 million for 2009 to R$224 million for 2010, an increase of R$15 million, due to an increase in dividends received from other investments.

Other Operating Revenues

Our other operating revenues decreased by 30.6% from R$808 million for 2009 to R$561 million for 2010, a decrease of R$247 million, mainly related to the impact of the reversal of provisions for contingent assets and liabilities and legal liabilities (tax and social security) in 2009 in the amount of R$354 million.

Other Operating Expenses

Our other operating expenses decreased by 15.4% from R$5,292 million for 2009 to R$4,477 million for 2010, a decrease of R$815 million. During 2009, certain discrete events took place, such as the acquisition of our controlling interest in Redecard S.A. (“Redecard”), which led to goodwill amortisation expenses of R$557 million, and an expense of R$550 million related to contract renegotiations with Companhia Brasileira de Distribuição (“CBD”) regarding Financeira Itaú CBD S.A., Crédito, Financiamento e Investimento (“FIC”) joint venture in order to release Itaú Unibanco Holding from its exclusivity obligations. It is worth noting that in January 2011 Itaú Seguros, a subsidiary of Itaú Unibanco Holding, and Nova Casa Bahia, a subsidiary of Globex Utilidades, entered into an amendment to the Operational Agreement for the Sale of Differentiated Extended Warranty Insurance Services which will be effective through December 31, 2015. Nova Casa Bahia received on January 14 an amount equivalent to R$ 260 million in addition to the prepayment of acquisition costs due to the sale of individual certificates of Extended Warranty Insurance.

Operating Income

Our operating income increased by 17.8% from R$17,357 million for 2009 to R$20,445 million for 2010, an increase of R$3,088 million.

Non-Operating Income

Our non-operating income decreased from R$430 million for 2009 to income of R$80 million for 2010, a decrease of R$350 million. During 2009, certain non-recurring events took place, such as the disposal of all of our shares in Companhia Brasileira de Meios de Pagamento — Visanet (“Visanet”) and Visa Inc. (“Visa”), which led to income of R$345 million. See item 10.3 c) for more information.

Itaú Unibanco Holding S.A.

A publicly listed company

Income before Taxes on Income and Profit Sharing

Our income before taxes on income and profit sharing increased by 15.4% from R$17,787 million for 2009 to R$20,525 million for 2010, an increase of R$2,738 million.

Income Tax and Social Contribution Expense

The table below shows the major components of our income tax and social contribution expense for 2010 compared to 2009.
	Year Ended December 31,
	2010	2009	Variation (%)
	(In million of R$)
Income before income tax and social contribution	20,525	17,787	15.4%
Charges (income tax and social contribution) at the rates in effect	(8,210)	(7,115)	15.4%
Increase/decrease to income tax and social contribution charges arising from:
(Additions) exclusions	2,193	463	n.m.
Foreign exchange variation on investments abroad	(489)	(2,034)	(76.0)%
Interest on capital	1,526	1,478	3.2%
Dividends, interest on external debt bonds and tax incentives	300	465	(35.5)%
Prior periods increase (reversal)	614	650	(5.5)%
Other	241	(96)	(351.0)%
Total income tax and social contribution expense	(6,017)	(6,652)	(9.5)%

Income tax and social contribution expense decreased 9.5% to an expense of R$6,017 million for 2010 from an expense of R$6,652 million for 2009. The main factors that contributed to this decrease were: (i) the effect of exchange rates on our investments in subsidiaries abroad, resulting in an expense of R$489 million in 2010, in comparison to an expense of R$2,034 million in 2009; and (ii) dividends, interest on external debt bonds and tax incentives of R$300 million in 2010, a decrease of 35.5%, or R$165 million, compared to 2009.

Our total tax on income is composed of current income tax and deferred tax. Certain amounts of income and expenses are recognised in our income statement but do not affect our taxable basis and, conversely certain amounts are taxable income or deductible expenses in determining our taxes on income but do not affect our income statement. Those items are known as “permanent differences.” For Brazilian tax purposes, exchange rate gains and losses on our investments in subsidiaries abroad are not taxable, if a gain, or not deductible, if a loss, and are a permanent difference. From an economic perspective, we hedge our investments in subsidiaries abroad by using foreign-currency denominated liabilities or derivative instruments. The gains or losses on derivative instruments and the exchange rate gains and losses on foreign-currency denominated liabilities are taxable or deductible for purposes of Brazilian taxes. During 2010, we experienced appreciation of the real against the foreign currencies in which our subsidiaries operate, generating losses that were not deductible for tax purposes. The appreciation of the real generated taxable gains on derivatives instruments used as economic hedge and taxable exchange rate gains on liabilities used as economic hedges.

Profit Sharing

The profit sharing of members of our management increased by 27.3% from R$205 million for 2009 to R$261 million for 2010, an increase of R$57 million. This increase was mainly a consequence of improved results of operations in 2010 compared to 2009.

Minority Interest in Subsidiaries

Results from minority interest in subsidiaries increased from an expense of R$864 million for 2009 to an expense of R$924 million for 2010, an increase of R$60 million. This increase was principally due to the improved results of our subsidiaries in 2010. For additional information, see Note 16(e) to our consolidated financial statements as of and for the year ended December 31, 2010.

Itaú Unibanco Holding S.A.

A publicly listed company

Results of Operations for Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Highlights

For the year ended December 31, 2009, our consolidated net income was R$10,067 million. As of December 31, 2009, our total stockholders’ equity was R$50,683 million. Our return on average equity was 21.4% in 2009. Our solvency ratio on a fully consolidated basis reached 16.7%, a 60 basis point increase in comparison to the previous year.

During 2009, we faced two main challenges. First, internally we experienced significant changes related to the Association. At the end of 2008, we defined the management team that would lead the new institution. In addition, we finalised the selection of the members of the board of directors and board of officers who would be responsible for leading the integration process. In the first half of 2009, this process was expanded to all managerial levels of our company. At the same time, market opportunities and business models were re-evaluated and redefined targets for the commercial business unit were established. The branch transformation program associated with the integration of the operations of the two banks started in the second half of 2009 and is expected to be accelerated in 2010. The second challenge was related to the turmoil in the international financial markets. The main impact of the economic crisis on the Brazilian financial industry in general was an increase in nonperforming loans. Our operations were affected by a change of asset quality. During the first nine months of 2009, we used part of our additional allowance for loan losses to address these changes in asset quality. But, at the end of 2009, the balance of nonperforming loans began to decrease, changing the trend of gradual deterioration of asset quality that began at the end of 2008.

As of December 31, 2009, the total balance of credit transactions, including endorsements and guarantees, was R$278,382 million. Credit to individuals increased by 10.4% while credit to companies decreased by 2.3% compared to December 31, 2008. We maintained our strategy of increasing the volume of consumer credit loan, mainly credit cards and vehicle financing, and loans to micro, small and mid-sized companies during 2009. Changes in exchange rates and the appreciation of the real in relation to foreign currencies as well as the migration of corporate clients to the capital markets as a source for financing operations were the main causes of the decrease of the balance of corporate loans.

On August 23, 2009, Itaú Unibanco Holding and Porto Seguro entered into an alliance to combine their respective homeowner and automobile insurance operations. We also entered into an operating agreement for the exclusive offer and distribution of homeowner and automobile insurance products to clients of the Itaú Unibanco branch network in Brazil and Uruguay. As a consequence of this association, the results of Porto Seguro have been proportionally consolidated beginning with the fourth quarter of 2009, in light of our 30.0% interest in Porto Seguro.

We reclassified certain items as of and for the year ended December 31, 2009 for comparative purposes. See Note 22(l) to our consolidated financial statements as of and for the year ended December 31, 2010. For comparative purposes, we have also reclassified these items as of December 31, 2008 in the following discussion of our results of operations.

Net Income

The table below shows the major components of our net income for 2009 and 2008.

	Year Ended December 31,
	2009	2008	Variation (%)
	(In million of R$)

Income from financial operations	76,697	56,424	35.9%
Expenses of financial operations	(30,581)	(33,064)	(7.5)%
Income from financial operations before loan losses	46,116	23,360	97.4%
Result of loan losses	(14,165)	(12,946)	9.4%
Gross income from financial operations	31,950	10,415	206.8%
Other operating revenues (expenses)	(14,594)	(12,293)	18.7%
Operating income (loss)	17,357	(1,879)	n.m.
Non-operating income	430	206	108.7%
Income (loss) before taxes on income and profit sharing	17,787	(1,673)	n.m.
Income tax and social contribution (expense) benefit	(6,652)	9,850	(167.5)%
Profit sharing	(205)	(107)	91.6%
Minority interest in subsidiaries	(864)	(266)	224.8%
Net income	10,067	7,803	29.0%

In 2009, our net income was influenced by the following non-recurring transactions which are presented on an after tax basis: (i) amortisation of goodwill (expense of R$390 million), principally related to Redecard; (ii) payments to CBD in connection with extension of the Itaú Unibanco/CBD joint venture (expense of R$363 million); (iii) provision for contingencies related to civil litigation in connection with economic plans (expense of R$191 million); (iv) sale of investments, principally Visa and Visanet (income of R$228 million); and (v) the program for settlement or instalment payment of federal taxes — Law No. 11,941 (income of R$292 million).

Itaú Unibanco Holding S.A.

A publicly listed company

Income from Financial Operations

The table below shows the major components of our income from financial operations for 2009 compared to 2008.

	Year Ended December 31,
	2009	2008	Variation (%)
	(In million of R$)

Loan, lease and other credit operations	47,477	37,892	25.3%
Securities and derivative financial instruments	23,994	13,892	72.7%
Insurance, pension plan and capitalisation	4,576	2,321	97.2%
Foreign exchange operations	9	987	(99.1)%
Compulsory deposits	641	1,332	(51.9)%
Total income from financial operations	76,697	56,424	35.9%

Our income from financial operations increased by 35.9% from R$56,424 million for 2008 to R$76,697 million for 2009, an increase of R$20,273 million. This increase is primarily due to an increase in the volume of operations, the consolidation of operations from Unibanco during the whole year of 2009 compared to the fourth quarter of 2008 and our strategy of changing the asset mix to increase the relative amounts of loans that have higher spreads.

Income from Loan, Lease and Other Credit Operations

Our income from loan, lease and other credit operations increased by 25.3% from R$37,892 million for 2008 to R$47,477 million for 2009, an increase of R$9,585 million. This increase was mainly due to an increase in the average volume of loans and lease transactions (other than with large companies and loans to clients of subsidiaries abroad, which experienced a decrease) in 2009 compared to 2008. The consolidation of Unibanco during the whole year of 2009 (versus only the fourth quarter of 2008) also had an impact on the increase of our income from loan, lease and other credit operations. Credit card transaction amounts, loans to small and mid-sized companies, mortgage loans and vehicle financings grew by 24.0%, 24.5%, 19.8% and 9.2%, respectively, in 2009 compared to 2008. The appreciation of the real against foreign currencies and the migration from bank loans to funding in the capital markets were the main reasons for the decline of the average balance of loans to large companies in 2009 compared to 2008. Changes in exchange rates also affected the average balance of loans in our operations abroad.

The table below shows the performance of credit transactions with loans (including sureties and endorsements) classified by type of creditor (individuals and companies), further broken down by type of product for individuals and by size of customer for companies.

	As of December 31,
	2009	2008	Variation (%)
	(In million of R$)

Loans to individuals	107,812	97,940	10.1%
Credit card	29,313	23,638	24.0%
Personal credit	20,627	21,681	(4.9)%
Vehicles	52,276	47,853	9.2%
Mortgage loans(1)	5,249	4,380	19.8%
Rural loans(1)	348	389	(10.5)%
Loans to companies(1)	158,862	160,596	(1.1)%
Corporate	95,832	108,207	(11.4)%
Very small, small and middle market	63,030	52,389	20.3%
Loans to clients of subsidiaries located in Argentina/Chile/Uruguay/Paraguay	11,708	13,402	(12.6)%
Total of loan, lease and other credit operations (including sureties and endorsements)	278,382	271,938	2.4%

(1)
Mortgage loans and rural loans portfolios are presented within loans to individuals or loans to companies, as appropriate, according to the type of client. As of December 31, 2009, the total mortgage loan portfolio totalled R$8,510 million and the total rural loan portfolio totalled R$5,143 million, compared to R$6,244 million and R$5,654 million, respectively, as of December 31, 2008.

The total balance of loans and financing portfolio, including sureties and endorsements, was R$278,382 million as of December 31, 2009, a 2.4% increase compared to the balance as of December 31, 2008. Loans to individuals totalled R$107,812 million, an increase of 10.1% compared to December 31, 2008. The balance of credit card lending increased 24.0% from December 31, 2008 to December 31, 2009. Vehicle financing also increased 9.2% from December 31, 2008 to December 31, 2009. Personal credit operations decreased by 4.9% and were affected by our restrictive credit policies adopted to manage the turmoil in the international financial markets. Loans to companies totalled R$158,862 million as of December 31, 2009, a decrease of 1.1% compared to December 31, 2008. The balance of loans to small and mid-sized companies increased 20.3% as consequence of our strategic focus on these customers. Changes in exchange rates and the appreciation of the real in relation to foreign currencies, as well as the migration by corporate borrowers from bank financing to capital markets financing were the main causes of the decrease of average balance of corporate loans. Changes in exchange rates also had a significant impact on our activities abroad, decreasing the average balance of our loans portfolios in Argentina, Chile, Uruguay and Paraguay. The consolidation of Porto Seguro in the fourth quarter also resulted in a R$303 million increase in our credit transactions in 2009.

Itaú Unibanco Holding S.A.

A publicly listed company

Income from Securities and Derivative Financial Instruments

Our income from securities and derivative financial instruments increased by 72.7% in 2009 from R$13,892 million in 2008 to R$23,994 million for 2009, an increase of R$10,102 million. This increase in income from securities and derivative financial instruments mainly reflects the increase of average volume of operations related to the consolidation of Unibanco during the whole year of 2009 (versus only the fourth quarter of 2008) and our gap management policy. As profits from exchange rate fluctuation on investments abroad are not taxed, we have set up a hedge (a liability in foreign exchange derivatives) to minimise our total foreign exchange exposure, net of tax effect, consistent with our strategy of low exposure to risk.

Income from Insurance, Pension Plan and Capitalisation

Our income from insurance, pension plan and capitalisation increased by 97.2% in 2009, from R$2,321 million for 2008 to R$4,576 million for 2009, an increase of R$2,255 million. This increase was mainly due to the increased revenues from the Plano Gerador de Benefício Livre (“PGBL”), which is a defined contribution pension plan, and to a lesser extent Vida Gerador de Benefício Livre (“VGBL”), and the consolidation of Unibanco operations in the whole year of 2009.

Income from Foreign Exchange Operations

Our income from foreign exchange operations decreased by 99.1% from R$987 million for 2008 to R$9 million for 2009, a decrease of R$978 million. This decrease in income from foreign exchange operations was mainly due to lower gains on foreign exchange operations as a result of the appreciation of the real in relation to foreign currencies.

Income from Compulsory Deposits

Our income from compulsory deposits decreased by 51.9% from R$1,332 million for 2008 to R$641 million for 2009, a decrease of R$691 million. This decrease was mainly due to decreases in the levels of compulsory deposits required by the Central Bank as part of their adoption of anticyclical measures to manage the international financial crisis by increasing the liquidity of the financial system as a whole. As consequence, we redirected these resources to loans that yield higher returns.

Expenses of Financial Operations

The following table describes the main components of our expenses of financial operations in 2009 and 2008.

	Year Ended December 31,
	2009	2008	Variation (%)
	(In million of R$)

Money market	(26,297)	(26,830)	(2.0)%
Technical provisions for pension plan and capitalisation	(3,992)	(1,842)	116.7%
Borrowings and onlending	(292)	(4,392)	(93.4)%
Total expenses of financial operations	(30,581)	(33,064)	(7.5)%

Our expenses of financial operations decreased by 7.5% from R$33,064 million for 2008 to R$30,581 million for 2009, a decrease of R$2,483 million.

Expenses from Money Market Transactions

Our expenses from money market operations decreased by 2.0% from R$26,830 million for 2008 to R$26,297 million for 2009, a decrease of R$533 million. This decrease mainly reflects the impact of exchange rate fluctuations on liabilities denominated in or indexed to foreign currencies.

Expenses from Technical Provisions for Pension Plan and Capitalisation

Our expenses from technical provisions for pension plan and capitalisation operations increased by 116.7% from R$1,842 million for 2008 to R$3,992 million for 2009, an increase of R$2,150 million. This increase was mainly due to the significant organic growth in the average balance of investment contracts for pension plans and to a lesser extent the increase in the cost of technical provisions.

Itaú Unibanco Holding S.A.

A publicly listed company

Expenses from Borrowings and Onlending

Our expenses from borrowings and onlending decreased from R$4,392 million for 2008 to R$292 million for 2009, a decrease of R$4,100 million. This decrease was mainly due to the decrease of the average balance of borrowings denominated in or indexed to foreign currencies and the exchange rate variation in the period.

Income from Financial Operations before Loan Losses

Our income from financial operations before loan losses increased by 97.4% from R$23,360 million for 2008 to R$46,116 million for 2009, an increase of R$22,755 million, mainly as a result of the factors described above under “— Income from Financial Operations” and “— Expenses on Financial Operations.”

Result of Loan Losses

Our result of loan losses increased by 9.4% from R$12,946 million for 2008 to R$14,165 million for 2009, an increase of R$1,219 million. The following table describes the main components of our result of loan losses in 2009 and 2008.

	Year Ended December 31,
	2009	2008	Variation (%)
	(In million of R$)
Expenses for allowance for loan losses	(16,399)	(14,280)	14.8%
Income from recovery of credits written off as loss	2,234	1,334	67.4%
Result of allowance for loan losses	(14,165)	(12,946)	9.4%

Expenses for Allowance for Loan Losses

Our expenses for allowance for loan losses increased by 14.8% from R$14,280 million for 2008 to R$16,399 million for 2009, an increase of R$2,119 million. During the first half of 2009, the adverse effects of the international economic and financial crisis spread among a number of industries, resulting in increased risk related to certain credit portfolios. Levels of non-performing loans increased for individuals and company portfolios generally, reflecting this adverse context. At the end of the first half of 2009, however, the Brazilian economic outlook improved, as a result of the tax incentive packages to foster consumption and overall economic activity levels. By the end of third quarter 2009, there was evidence that the worst moment of the adverse credit cycle for retail lending was over. At the end of 2009, we also had evidence that the quality of our commercial lending portfolio had improved significantly.

We use models to calculate provisions in addition to those required by Central Bank regulations based on historical data and economic stress projections. As of December 31, 2009, we had provisions of R$6,104 million in excess of those required by the Central Bank based on our models. We recorded income of R$1,687 million during 2009 related to the reversal of prior provisions.

Income from Recovery of Credits Written Off as Loss

Our income from recovery of credits written off as loss increased by 67.5% from R$1,334 million for 2008 to R$2,234 million for 2009, an increase of R$900 million. The consolidation of the operations of Unibanco for the whole year of 2009 and a better economic environment in the second half of 2009 were the main causes for this increase.

Gross Income from Financial Operations

Our gross income from financial operations increased by 206.8% from R$10,415 million for 2008 to R$31,950 million for 2009, an increase of R$21,535 million.

Other Operating Revenues (Expenses)

The table below shows the main components of our other operating revenues (expenses) in 2009 and 2008.

	Year Ended December 31,
	2009	2008	Variation (%)
	(In million of R$)

Banking service fees and income from bank charges	15,172	11,204	35.4%
Result from insurance, pension plan and capitalisation operations	2,432	1,307	86.1%
Personnel expenses	(12,092)	(8,809)	37.3%
Other administrative expenses	(11,593)	(7,921)	46.4%
Tax expenses	(4,238)	(2,336)	81.4%
Equity in earnings of affiliates and other investments	209	201	4.0%
Other operating revenues	808	789	2.4%
Other operating expenses	(5,292)	(6,728)	(21.3)%
Total other operating revenues (expenses)	(14,594)	(12,293)	18.7%

Itaú Unibanco Holding S.A.

A publicly listed company

Banking Service Fees and Income from Bank Charges

Our banking service fees and income from bank charges increased by 35.4% from R$11,204 million for 2008 to R$15,172 million for 2009, an increase of R$3,968 million. The consolidation of the operations of Unibanco for the whole year of 2009 had a significant impact on this increase.

Banking service fees increased by 43.4% from R$8,649 million for 2008 to R$12,400 million for 2009, an increase of R$3,751 million. This increase was mainly due to increased revenues from credit card operations, which increased by 90.8% from R$3,019 million for 2008 to R$5,762 million for 2009, an increase of R$2,743 million, due to the increased use of credit cards as the method of payment in commercial transactions and an increase in offering of consumer credit lines, such as cash in advance, offered by us through retailers. Banking service fees include fees on receipt services related to tax collection, which increased by 33.7% from R$901 million for 2008 to R$1,205 million for 2009, an increase of R$304 million. This change is related to an increase of our operational activity due to the consolidation of the operations of Unibanco. Banking service fees also include fees from asset management, which increased by 14.3% from R$1,968 million for 2008 to R$2,249 million for 2009, an increase of R$281 million. Fees from asset management were positively impacted by the increased volume of assets under management.

Income from bank charges increased by 8.5% from R$2,555 million for 2008 to R$2,772 million for 2009, an increase of R$217 million. The decrease was principally due to changes made to charging practices for priority services pursuant to Central Bank policy, which was partially offset by the increase of fees for service packages and by the increased volume of operations.

Result from Insurance, Pension Plan and Capitalisation Operations

Our result from insurance, pension plan and capitalisation operations increased by 86.1% from R$1,307 million for 2008 to R$2,432 million for 2009, an increase of R$1,125 million. The result from insurance, pension plan and capitalisation operations were mainly affected by the consolidation of the operations of Unibanco during the whole year of 2009, as well as by the increase in our sales of insurance pension plans and capitalisation products.

Personnel Expenses

Our personnel expenses increased by 37.3% from R$8,809 million for 2008 to R$12,092 million for 2009, an increase of R$3,283 million. This increase in personnel expenses was mainly due to the consolidation of operations of Unibanco during 2009 and the impact of the annual renegotiation of the collective labour agreements, which increased employees’ salaries by 6.0% effective as of September 2009, on our provisions for vacations.

Other Administrative Expenses

Our other administrative expenses increased by 46.4% from R$7,921 million for 2008 to R$11,593 million for 2009, an increase of R$3,672 million. This increase in other administrative expenses was mainly due to the consolidation of Unibanco during the whole year of 2009 and to expenses related to our organic growth. During 2009, the number of branches of Itaú Unibanco grew from 3,906 as of December 31, 2008 to 3,936 as of December 31, 2009, an increase of 0.8%. Notwithstanding, the number of employees of Itaú Unibanco decreased from approximately 108,000 as of December, 2008 to 102,000 as of December, 2009.

Tax Expenses

Our tax expenses increased by 81.4% from R$2,336 million for 2008 to R$4,238 million for 2009, an increase of R$1,092 million. This increase in tax expenses was mainly due to increased operational activity and the consolidation of Unibanco for the whole year of 2009.

Equity in Earnings of Affiliates and Other Investments

Our equity in earnings of affiliates and other investments increased from R$201 million for 2008 to R$209 million for 2009, an increase of R$8 million.

Other Operating Revenues

Our other operating revenues increased from R$789 million for 2008 to R$808 million for 2009, an increase of R$19 million, mainly related to the impact of the reversal of operating provisions for contingent assets and liabilities and legal liabilities (tax and social security) in 2009, in the amount of R$354 million.

Itaú Unibanco Holding S.A.

A publicly listed company

Other Operating Expenses

Our other operating expenses decreased by 21.3% from R$6,728 million for 2008 to R$5,292 million for 2009, a decrease of R$1,436 million. During 2009 we did not have the repetition of some events that took place in 2008, such as the constitution of provisions for integration expenditures related to the Association, the provision for health insurance set up to cover possible future deficits, higher amortisation of goodwill on investments generally related to the Association and increases in provisions for tax and social security contingencies. On the other hand, the increase of our credit card operations in 2009 increased selling expenses such as commissions and awards. Similarly, we had an increase in provisions for civil contingencies in the normal course of business during 2009.

Operating Income (Loss)

Our operating income (loss) increased from a loss of R$1,879 million for 2008 to a profit of R$17,357 million for 2009, a variation of R$19,236 million.

Non-Operating Income

Our non-operating income increased by 108.7% from R$206 million for 2008 to R$430 million for 2009, an increase of R$224 million. This increase was basically related to sales of investments, such as the disposal of our investments in Visa (R$144 million), MasterCard Inc. (R$83 million) and the Brazilian stock exchange (“BM&FBOVESPA”) (R$64 million) in 2008, in comparison with the disposal of our stake in Visa and Visanet (R$345 million) and Allianz Seguros S.A. (R$25 million) in 2009.

Income (Loss) before Taxes on Income and Profit Sharing

Our income (loss) before taxes on income and profit sharing increased from a loss of R$1,673 million for 2008 to a profit of R$17,787 million for 2009, a variation of R$19,460 million.

Income Tax and Social Contribution (Expense) Benefit

The table below shows the major components of our income tax and social contribution (expense) benefit for 2009 compared to 2008.

	Year Ended December 31,
	2009	2008	Variation (%)
	(In millions of R$)

Income (loss) before income tax and social contribution	17,787	(1,673)	n.m.
Charges (income (loss) tax and social contribution) at the rates in effect	(7,115)	627	n.m.
Increase/decrease to income (loss) tax and social contribution charges arising from:
(Additions) exclusions	463	9,223	(95.0)%
Foreign exchange variation on investments abroad	(2,034)	1,281	(258.8)%
Interest on capital	1,478	700	111%
Increase arising from Itaú Unibanco merger	—	6,131	n.m.
Other	1,019	1,111	(8.3)%
Total income (loss) tax and social contribution (expense) benefit	(6,652)	9,850	(167.5)%

Income tax and social contribution (expense) benefit for the year resulted in an expense of R$6,652 million in 2009 compared to tax benefit of R$9,850 million in 2008. The main factors that contributed to the decrease were: (i) in 2008 we had exclusions from our tax base of R$6,131 million arising from the Association, which was not repeated in 2009 and (ii) the effect of exchange rate gains and losses in our investments abroad resulting in an expense of R$2,034 million in 2009, in comparison with a benefit of R$1,281 million in 2008. This was partially offset by a higher tax benefit on dividends paid in the form of interest on stockholders’ equity (a form of tax deductible dividend) of R$1,478 million in 2009, an increase of R$778 million compared to 2008.

Our total tax on income is composed of current income tax and deferred tax. Certain amounts of income and expenses are recognised in our income statement but do not affect our taxable basis and, conversely certain amounts are taxable income or deductible expenses in determining our taxes on income but do not affect our income statement. Those items are known as “permanent differences.” For Brazilian tax purposes, exchange rate gains and losses on our investments in subsidiaries abroad are not taxable, if a gain, or not deductible, if a loss, and are a permanent difference. From an economic perspective we hedge our investments in subsidiaries abroad by using foreign-currency denominated liabilities or derivative instruments. The gains or losses on derivative instruments and the exchange rate gains and losses on foreign currency denominated liabilities are taxable or deductible for purposes of Brazilian taxes. During 2009, we experienced significant appreciation of the real against the foreign currencies in which our subsidiaries operate, generating losses that were not deductible for tax purposes. The appreciation of the real generated taxable gains on derivatives instruments used as economic hedge and taxable exchange rate gains on liabilities used as economic hedges.

Itaú Unibanco Holding S.A.

A publicly listed company

Profit Sharing

Our profit sharing increased by 91.6% from R$107 million for 2008 to R$205 million for 2009, an increase of R$98 million. This increase was mainly a result of the consolidation of the operations of Unibanco during the whole year of 2009 as compared to only the fourth quarter of 2008.

Minority Interest in Subsidiaries

Results from minority interest in subsidiaries increased from an expense of R$266 million for 2008 to an expense of R$864 million for 2009, an increase of R$598 million. This variation was principally due to the consolidation of Redecard beginning in the first quarter of 2009.

b) changes in revenue arising from changes in prices, foreign exchange rates, inflation, and volumes and from the introduction of new products and services
c) impact of inflation, changes in the prices of main inputs and products, foreign exchange rate and interest rates on operating and financial income and expenses

There was no significant variation in income attributable to changes in the prices of our main inputs and products, exchange rates and inflation in the reporting periods (2010, 2009 and 2008).

Market risk is the possibility of incurring losses arising from fluctuation in the market values of positions held by a financial institution, as well as from its financial margin, including the risks of transactions subject to variation in foreign exchange and interest rates, and share and commodity prices.

The structural gap, composed of commercial transactions and respective financial instruments, has been historically steady and with minor fluctuations because it mainly comprises the assets and liabilities of retail and derivative transactions used as hedge against the market risk arising from these operations.

The Value at Risk (VaR) of the consolidated maintained its lower levels in 2010 as compared to the previous year, which may be observed in the Average Global VaR, mainly due to uncertainties in the international market in the period and their impact on the domestic markets, and continues to be at low levels as a result of conservative management and an effective and significant portfolio diversification. This enables the business areas to keep the total exposure to market risk reduced in relation to its capital.

Additionally, we adopt a foreign exchange risk management strategy for the capital invested abroad for the purpose of not allowing impacts on income arising from exchange variation.  In order to meet such objective, the foreign exchange risk is outweighed by the use of derivative financial instruments.

Our hedging strategy also takes into consideration all tax effects exerted:  on those related to the non taxation or deductibility of the foreign exchange variation in the respective moments of appreciation or devaluation, respectively, of the Real in relation to foreign currencies, or on those arising from the derivative financial instruments used.

In periods when the parity variation between the Real and foreign currencies is considerable, there is a significant impact on several financial income and expenses.

The financial margin with the market (arising from the trading of financial assets through proprietary positions, the gap management of currencies, interest rates and other risk factors, the opportunities for arbitrage in the foreign and domestic market, and the marking to market of financial assets) totaled R$ 4,029 million in 2010, R$ 5,621 million in 2009 and R$ 1,587 million in 2008.The decrease of 28.3% in the financial margin with the market in 2010 in relation to 2009 was caused by the lower result in foreign exchange and variable income positions.

In 2009, we noted an addition of R$ 4,034  million in relation to the previous year, basically due to the fine performance of treasury, in view of the market opportunities which were taken up in an environment of higher volatility.

According to the criteria for classification of transactions set forth in BACEN Resolution No. 3,464/07 and Circular No. 3,354/07, and the New Capital Accord - Basel II, the financial instruments of Itaú Unibanco Holding S.A., including all transactions with derivatives, are separated into trading and banking portfolios.

The sensitivity analyses, shown below, do not predict the dynamics of the operation of the risk and treasury areas, because once loss related to positions is found, risk- mitigating measures are quickly taken, minimizing the possibility of significant losses. In addition, we point out that the presented results do not necessarily translate into accounting results, because the study's sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the institutions.

Itaú Unibanco Holding S.A.

A publicly listed company

The trading portfolio consists of all transactions, including those involving derivatives, held with the intention of being traded or to provide hedging for the other financial instruments of this strategy. These are transactions for resale, obtaining benefits from price movements, actual or expected, or from arbitrage. This portfolio has strict limits set by the risk areas and is controlled  daily.

Trading and Banking portfolios	Exposures	12/31/2010 (*)			12/31/2009 (*)
		Scenarios			Scenarios
Risk factors	Risk of variation in:	I	II	III	I	II	III
Fixed rate	Fixed rate in real	(1)	(20)	(40)	(1)	(447)	(877)
Foreign exchange coupons	Rates of foreign exchange coupons	0	(2)	(4)	0	(1)	(1)
Foreign currencies	Exchange variation	(1)	(28)	(55)	(1)	(29)	(57)
Price indices	Rates of price indices coupons	(0)	(3)	(6)	(0)	(6)	(11)
Long-term interest rate	Rate of TJLP coupons	0	(9)	(18)	0	(0)	(0)
Reference rate	Rate of TR coupons	(0)	(0)	(0)	2	(73)	(99)
Variable rate	Share price	4	(101)	(201)	7	(108)	(217)
	Total without correlation		(162)	(325)		(663)	(1,262)
	Total with correlation		(108)	(215)		(432)	(822)
(*)Net of fiscal effects

The banking portfolio comprises transactions that do not fit into the trading portfolio concept and are typically banking transactions of the institution’s business lines and their respective hedges, which may or not be carried out with derivative financial instruments. Accordingly, the derivatives of this portfolio are not used for speculation purposes, not generating significant economic risks to the institution.

Trading portfolio	Exposures	12/31/2010 (*)			12/31/2009 (*)
		Scenarios			Scenarios
Risk factors	Risk of variation in:	I	II	III	I	II	III
Fixed rate	Fixed rate in real	(4)	(91)	(181)	(4)	(1,620)	(3,112)
Foreign exchange coupons	Rates of foreign exchange coupons	(2)	(45)	(90)	2	(12)	(47)
Foreign currencies	Exchange variation	2	(53)	(105)	(0)	(4)	(8)
Price indices	Rates of price indices coupons	(1)	(14)	(29)	(0)	(2)	(1)
Long-term interest rate	Rate of TJLP coupons	(1)	(31)	(60)	(0)	(28)	(56)
Reference rate	Rate of TR coupons	(0)	(0)	(0)	4	(107)	(117)
Variable rate	Share price	4	(110)	(219)	15	(222)	(444)
	Total without correlation		(344)	(684)		(1,995)	(3,786)
	Total with correlation		(228)	(453)		(1,299)	(2,465)
(*)Net of fiscal effects

In compliance to CVM Regulatory Instruction No. 475, of December 17, 2008, Itaú Unibanco Holding carried out a sensitivity analysis for market risk factors considered significant to which the conglomerate was exposed (Note 7j). Each market risk factor was analyzed for sensitivity using shocks at approximately 25% (scenario II) and approximately 50% (scenario III), and the highest resulting losses per risk factor in each of the scenarios was presented with an impact on income, net of tax effects, providing a view of the ITAÚ UNIBANCO HOLDING exposure in derivatives in exceptional scenarios.

Scenario I: Addition of 1 base point to the fixed-rate curve, currency coupon, inflation, interest rate indices and commodities, and 1 percentage point in currency and share prices, which is based on market information (BM&F BOVESPA, Anbima, etc).
Scenario II: Shocks at approximately 25% in the portfolio of December 31, 2010, considering the largest resulting losses per risk factor;
Scenario III: Shocks at approximately 50% in the portfolio of December 31, 2010, considering the largest resulting losses per risk factor;

The result of sensitivity analysis, with correlation effect between the present risk factors in the trading portfolio and net of tax effects, indicates a marking to market sensitivity of R$108 million and R$ 215 million for the scenarios with variations of 25% and 50% respectively. In the consolidated portfolio (trading + banking), the sensitivity is R$228 million and R$453 million for the scenarios with variatios of 25% and 50% respectively.

The balance sheet per currency shows the asset and liability balances indexed to the local currency and those indexed to foreign currencies. At December 31, 2010, the net foreign exchange position, including investments abroad, is a liability totaling US$ 9,335 million. We point out that the policy of gap management that we adopt is carried out taking into consideration the tax effects on this position. As the result from foreign exchange variation in investment abroad is not taxed, we set up a hedge (liability position in foreign exchange derivatives) at a higher volume than the hedged asset, so that the total result from foreign exchange variation, net of tax effects, is practically cancelled and consistent with the strategy of low risk exposure that we adopted.

Itaú Unibanco Holding S.A.

A publicly listed company

	R$ million
	Dec 31, 10
	Consolidated Itaú			Foreign	Foreign Businees
Assets	Unibanco	Total	Local currency	currency	Itaú Unibanco

Cash and cash equivalents	10,493	5,774	5,339	434	4,407
Interbank investments	85,926	78,126	77,063	1,063	10,375
Secutiries	188,853	163,001	162,678	324	41,465
Credit operations and leases	297,102	264,531	257,233	7,297	43,998
(Provision for allowance for loan losses)	(22,292)	(21,536)	(21,536)	0	(756)
Other assets	184,520	174,904	164,639	10,265	28,339
Foreign exchange portfolio	21,593	17,035	7,242	9,793	23,253
Other	162,927	157,869	157,397	472	5,086
Permanent assets	10,512	30,491	9,199	21,292	1,313

Total assets	755,112	695,290	654,615	40,675	129,142

Derivatives - purchased position				61,587
Futures				18,785
Options				5,750
Swap				17,259
Other				19,793
Total assets after adjustments (a)				102,262

	Dec 31, 10
	Consolidated Itaú			Foreign	Foreign Businees
Liabilities and Equity	Unibanco	Total	Local currency	currency	Itaú Unibanco

Deposits	202,738	166,555	166,367	188	36,947
Deposits received under securities repurchase agreements	199,641	184,055	184,055	0	15,586
Funds from acceptance and issuance of securities	25,609	30,920	15,583	15,337	9,816
Borrowings and onlending	47,412	49,234	33,981	15,253	11,518
Interbank and interbranch accounts	4,055	3,950	2,329	1,621	106
Derivative financial instruments	5,705	3,983	3,983	0	1,994
Other liabilities	143,379	130,753	120,169	10,584	31,812
Foreign exchange portfolio	22,035	17,465	7,344	10,122	23,265
Other	121,344	113,288	112,825	462	8,548
Technical provisions for insurance and pension plan
and capitalization	61,365	61,356	60,706	650	9
Deferred income	599	533	533	0	62
Minority interest in subsidiaries	3,731	3,073	3,073	0	0
Shareholderse equity of parent company	60,879	60,879	60,879	0	21,292
Capital stock	47,556	47,556	47,556	0	19,670
Net income	13,323	13,323	13,323	0	1,622

Total Liabilities and Equity	755,112	695,290	651,657	43,633	129,142

Derivatives – sold position				74,216
Futures				25,196
Options				10,641
Swap				25,252
Other				13,127
Total liabilities and equity after adjustments (b)				117,849

Foreign exchange position Itaú Unibanco (c = a - b)				(15,587)

Foreign exchange position Itaú Unibanco (c) in US$				(9,355)

10.3. Directors should comment on the material effects that may have been caused or that are expected to be caused on the Issuer’s financial statements and their results:

a) introduction or disposal of operating segment

The operating segments of Itaú Unibanco are as follows:

•           Commercial Banking, which income is obtained from the offer of financial products and provision of banking services to the retail client base (individuals and very small companies), high net worth individuals with significant assets (private banking) as well as and to small and middle market companies.

Itaú Unibanco Holding S.A.

A publicly listed company

•           Itaú BBA, which is responsible for banking operations with large companies and activities as investment bank.

•           Consumer Credit, which income is from the financial products and services offered to noncurrent account holder clients.

•           Corporate and Treasury, which income is associated with excess capital and excess of subordinated debt and carry of the net balance of deferred tax assets and tax debts added to the income associated with treasury operations.

Itaú Unibanco did not introduce nor dispose any operating segment in 2010, 2009 or 2008.

b) incorporation, acquisition or disposal of ownership interest

2010

There are not any material transactions to be reported.

2009

Extension of agreement with Magazine Luiza

On November 27, Magazine Luiza and Itaú Unibanco completed a negotiation related to the extension of an exclusivity period to December 31, 2029. The agreement relates to the distribution of credit products by Luizacred, a financial institution held in equal proportions by Magazine Luiza and Itaú Unibanco, in all physical and virtual stores owned or operated by Magazine Luiza, either directly or indirectly, as well as call centers, Internet, mailing or any other points or forms of contact between Magazine Luiza and its customers. This transaction amounted to R$250 million.

Sale of Unibanco Saúde Seguradora to Tempo Participações

Itaú Unibanco, Itaú Seguros and a subsidiary controlled by Tempo Participações signed on December 16 a Share Purchase Agreement  aimed at the transfer of total capital from Unibanco Saúde Seguradora held by Itaú Unibanco and Itaú Seguros. Our intent with this operation was to expand the strategic focus of our insurance activity, concentrating our activities in the segments in which we hold leadership positions. The amount of this transaction was R$ 55 million. The Share Purchase Agreement also establishes that, in function of the future performance of the operation of Unibanco Seguradora in the twelve months after the completion of this transaction, Itaú Unibanco is entitled to an additional payment of up to R$ 45 million. The Supplementary Health Insurance Agency (ANS) approved the transaction on April 1, 2010. The transaction was concluded on April 29, 2010.

Change in FIC partnership agreement

Companhia Brasileira de Distribuição (CBD) and Itaú Unibanco concluded, on August 28, the negotiation related to the company Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (FIC). The agreement which gave rise to FIC was amended, excluding the exclusivity obligation of Itaú Unibanco (obligation of not entering into similar partnerships with the competitors of CBD). In consideration, Itaú Unibanco has paid to Pão de Açúcar Group the amount of R$ 550 million. On the same occasion, the exclusivity agreeementl for the offering of financial products and services granted by CBD to FIC was extended for an additional period of five years, for which Itaú Unibanco has paid R$ 50 million to the Pão de Açúcar Group.

Alliance with Porto Seguro

On August 23, Itaú Unibanco and Porto Seguro entered into an alliance aimed at the unification of their residence and vehicle insurance operations. With this operation, millions of clients of Porto Seguro and Itaú Unibanco gained access to the most complete insurance services in the Brazilian market, especially to an extensive network of insurance brokers that may offer a wide range of products and services, by means of several companies that became part of the group, increasing their options.

Due to this alliance, the company increased its financial soundness, holding a leadership position in the residence and vehicle insurance lines, with 3.4 million vehicles and 1.2 million properties insured at the time the alliance was entered into, thus reinforcing our leadership strategy in the majority of markets in which we operate. Additionally, the alliance enables the achievement of economies of scale and the synergy of costs, and also permits a stronger geographic presence. Therefore, an operating agreement was entered into for the offering and distribution, on an exclusive basis, of vehicle and residence insurance products to the clients of Itaú Unibanco network, in Brazil and Uruguay.

Itaú Unibanco Holding S.A.

A publicly listed company

Total assets and liabilities related to the current portfolio of residence and vehicle insurance of Itaú Unibanco existing at the time was transferred to a new company, Itaú Unibanco Seguros de Automóvel e Residência S.A. This company is managed by Porto Seguro, and the executives and collaborators of Itaú Unibanco who worked in the vehicle and residence insurance segments were allocated to the new company, thus expanding the expertise and quality of insurance management. In consideration, Porto Seguro issued shares representing 30% of its new capital, which were delivered to Itaú Unibanco and contributed to Porto Seguro Itaú Unibanco Participações S.A., the new holding company of Porto Seguro, so that Itaú Unibanco started to hold a minority interest of approximately 43% in the capital stock of Porto Seguro Itaú Unibanco Participações S.A.

Redecard

On March 30, Itaú Unibanco purchased 24,082,760 registered common shares of Redecard for R$ 590 million, giving rise to goodwill amounting to R$ 557 million, which, net of taxes, totaled R$ 506 million, fully amortized in the consolidated financial statements. In view of this transaction, Itaú Unibanco gained shareholding control over Redecard, fully consolidated in the financial statements of Itaú Unibanco from the first quarter of 2009.

2008

Acquisition of Itaú BBA remaining interest

On December 29, Itaú Unibanco S.A. acquired the remaining 4.25% interest in total shares of Banco Itaú BBA S.A. held by certain executives and employees of Banco Itaú BBA S.A.. At present, Itaú Unibanco Holding holds approximately 100% interest in the capital of Banco Itaú BBA S.A..

Transaction with the American International Group, Inc (AIG)

On November 26, Unibanco – União de Bancos Brasileiros S.A. entered into an agreement with the American International Group, Inc., or AIG, to revert the exchange of the shares that each of the groups held in Brazilian insurance companies, as follows: (i) Unibanco – União de Bancos Brasileiros S.A. acquired for US$ 820 million the shares held by American International Group, Inc. – AIG in Unibanco AIG Seguros S.A. (which name was subsequently changed to Unibanco Seguros S.A.), and (ii) AIG acquired for US$ 15 million the shares held by Unibanco – União de Bancos Brasileiros S.A. in AIG Brasil Companhia de Seguros. With the completion of this transaction, Unibanco – União de Bancos Brasileiros S.A. became the holder of 100% of capital in Unibanco AIG Seguros S.A., which held in turn 100% of the capital in Unibanco AIG Vida e Previdência S.A. (currently named “Itaú Vida e Previdência S.A.”) and Unibanco AIG Saúde Seguradora S.A. (which name was changed to “Unibanco Saúde Seguradora S.A.”).

Marisa Partnership

On December 4, Itaú Unibanco entered into an operating agreement with Marisa S.A. to create a new co-branded credit card, for a ten-year period. Marisa is the largest store chain specialized in women’s fashion in Brazil, having 207 stores in the country and over 8 million private label cards at September 30, 2008. The investment amount in .this partnership is approximately R$ 120 million.

Creation of Itaú Unibanco

On November 3, 2008, the then controlling shareholders of Itaú and of Unibanco signed an agreement for the merger of their financial operations, which was approved by the Central Bank of Brazil on February 18, 2009. It was the formal beginning of the building of the largest private financial conglomerate in the Southern Hemisphere, in terms of market value, which placed it among the 20 largest financial institutions in the world.

This financial institution will be fully capable of being a player in the new global competitive scenario. The result of this partnership is a bank with Brazilian capital and the commitment, strength, vocation and economic capacity to become a vital partner in the development of Brazilian companies, in Brazil and abroad. With a strong international presence – it already has commercial bank operations in all Mercosur countries - the institution will have the required agility to increase the presence of Brazil internationally.

Itaú Unibanco is consolidating its position in a scenario in which Brazil and its financial system are in privileged conditions, with strong possibilities of improving even more its relative position in the global scenario. In this phase of sustainable growth of the country, movements like this, which strengthen large domestic companies, are growing in importance, such as those which are occurring in other sectors of economy, continuously expanding their competitive capacity.

After over 15 months in gestation through dialogue, Itaú Unibanco was born with a strong identity in values and a converging vision for the future. For this purpose, the controlling shareholders of Itaúsa and Unibanco decided to establish the holding company IUPAR with a shared governance model.

The conglomerate resulting from the merger has scale, expertise and a strong capital basis, which enable it to significantly reinforce the credit supply to the market, corresponding to the expectations of a sound and vigorous response to the demands from companies and individuals.

Itaú Unibanco Holding S.A.

A publicly listed company

Acquisition of interest in Banco Itaú Europa

In November, Itaúsa transferred to Itaú Unibanco the ownership interest it held in Banco Itaú Europa S.A. for approximately R$ 1,137 million, of which R$ 550 million was transferred through the issue of common shares of Itaú Unibanco and R$ 587 million in cash.

c) unusual events or operations

In 2010, 2009 and 2008 we noted the occurrence of the following nonrecurring events in consolidated net income of tax effects in consolidated net of Itaú Unibanco:

	R$ million
	CONSOLIDATED ITAÚ UNIBANCO
	01/01 to 12/31/2010	01/01 to 12/31/2009	01/01 to 12/31/2008
Sale of investments	-	228	233
Visa Inc. e Visa Net	-	212	-
Allianz	-	16	-
BM&F Bovespa	-	-	42
Visa, Inc.	-	-	95
Mastercard, Inc.	-	-	55
Banco de Fomento de Angola (Investimento que era detido pelo BPI)	-	-	40
Program for Cash or Installment Payment of Federal Taxes - Law No. 11,941/09	145	292	-
Itaú Unibanco x CBD joint venture	-	(363)	-
Provision for contingencies – economic plans	(467)	(191)	(174)
Provision for contingencies – tax and social security	(380)	-	-
Sale and adjustments to market value of shares of Banco Comercial Português,S.A. held by BPI	-	-	(29)
Amortization of goodwill (*)	-	(390)	(223)
Effects of adoption of Law No. 11,638	-	-	(136)
Stock-based compensation	-	-	(102)
Lease	-	-	(34)
Effect arising from merger - ITAÚ UNIBANCO	-	-	5,183
Non-operating equity in earnings	-	-	18,031
Amortization of goodwill	-	-	(12,848)
Provision for integration expenditures - ITAÚ UNIBANCO	-	-	(888)
Equalization of criteria ITAÚ UNIBANCO	-	-	(1,414)
Non-technical provision for health insurance	-	-	(350)
Technical provisions for insurance and pension plan	-	-	(193)
Allowance for loan losses–adjustment to the minimum required by Resolution No. 2,682	-	-	(216)
Provisions for contingent liabilities and legal liabilities	-	-	(262)
Other	-	-	(393)
Additional allowance for loan losses	1,038	-	(3,089)
Employee benefits	(35)	-	-
Other nonrecurring events	-	-	(30)
Total	300	(424)	(567)
(*) Basically refers to the REDECARD operation.

10.4. Directors should comment on:

a) significant changes in accounting practices

2010

The accounting practices regarding employee benefits, beginning 2010, were applied in accordance with CVM Resolution No. 600, of 10/07/2009

2009

There were no changes in the company’s accounting practices.

2008

On December 28, 2007, Law No. 11,638 was enacted in order to amend and revoke the provisions of Laws No. 6,404, of December 15, 1976 and No. 6,385 of December 7, 1976 on accounting practices, and the preparation and disclosure of financial statements.

The main changes in accounting practices were as follows:

Itaú Unibanco Holding S.A.

A publicly listed company

•
Fixed Assets from then on includes assets arising from operations that transfer to the company any benefits, risks and the control over these assets and Deferred Charges includes the preoperating expenses and restructuring expenses. Accordingly, leasehold improvements and software purchases were reclassified from Deferred Charges to Fixed Assets and Intangible Assets, respectively, including for comparison purposes.

•
Periodic analysis of the recovery, measurement and disclosure of losses in relation to the recoverable value of assets, as regulated by CMN Resolution No. 3,566, of May 29, 2008. No losses were found by the assessment carried out by management at the end of each year.

•
The subgroup “Intangible Assets” was created in Permanent Assets, in order to classify any rights the subjects are intangible assets intended for the maintenance of the company or which are exercised for such a purpose, including acquired goodwill. Accordingly, rights for acquisition to payroll and acquisition of customer portfolios and software were reclassified from Prepaid Expenses and Deferred Charges, respectively, including for comparability purposes.

b) significant effects of the changes in accounting practices

The main changes in accounting practices were as follows:

•
Disclosure of the Statement of Cash Flows in lieu of the Statement of Changes in Financial Position and Statement of Added Value as integral parts of the financial statements required by Brazilian accounting practices. ITAU UNIBANCO already voluntarily disclosed these financial statements.

•
Lease Operations: Unibanco is a lessee in lease operations. According to CVM Resolution No. 554, of November 12, 2008, they were recorded in assets and the corresponding financial liability was recognized. Any adjustments to operations were recorded in Retained Earnings and in the results for 2008, net of any deferred taxes.

•
Share-based payments: In compliance with CVM Resolution No. 562, of December 17, 2008, the fair value of options granted to management members started being recognized proportionally to the vesting period, as personnel expenses , having as contra-entry the Capital Reserves account. The effects related to prior years arising from the application of the aforementioned procedure were recorded in Revenue Reserves.

c) qualifications and emphases presented in the auditor’s report

There were no qualifications and emphases presented by the auditor for 2010, 2009 and 2008.

10.5. Directors should indicate and comment on the critical accounting policies adopted by the Issuer, in particular, accounting estimates made by management on uncertain and relevant issues for describing the financial position and results of operations that require subjective or complex judgment, such as: provisions, contingencies, revenue recognition, tax credits, long-lived assets, useful life of noncurrent assets, pension plans, foreign currency translation adjustments, environmental recovery costs, criteria for asset and financial instrument impairment tests

General

Our main accounting policies are described in Note 4 to our consolidated financial statements prepared in accordance with Brazilian GAAP as of and for the years ended December 31, 2010, 2009 and 2008. The preparation of the financial statements involves certain assumptions that are derived from historical experience and various other factors that we deem reasonable and relevant. While we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operations often requires our management to make judgements on matters that are inherently uncertain. The following discussion describes those areas that require the most judgement or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial position and results of our operations.

Use of Estimates and Assumptions

The preparation of financial statements in accordance with Brazilian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are used for, but not limited to, the calculation of the allowance for loan and lease losses, the selection of useful lives for certain assets, the determination of whether a specific asset or group of assets has been impaired, the expected realisable amount of deferred tax assets, the market value of certain financial instruments, the classification and computation of contingent liabilities and the amount of technical provisions for insurance, pension plans and capitalisation. The accounting estimates made in these contexts require management to make assumptions about matters that are highly uncertain. In each case, if management had made other estimates, or if changes in these estimates occur from period to period, it could have a material impact on our financial condition and results of operations. Therefore, actual results may differ from our estimates.

Itaú Unibanco Holding S.A.

A publicly listed company

Allowance for Loan and Lease Losses

The allowance for loan and lease losses represents our estimate of the probable losses on our loan and lease portfolio at the end of each reporting period. The allowance for loan losses is calculated taking into consideration the classification of loan losses in one of nine different risk levels (from AA to H). The classification of the risk levels is a judgement that takes into consideration the economic and political situation, credit quality trends, past experience and the portfolio’s specific and global risks, as well as Central Bank and CMN guidelines. CMN rules specify a minimum allowance for loan losses and other extensions of credit in each rating category ranging from zero per cent (in the case of a credit that is not in arrears) to 100.0% (in the case of any credit that is more than 180 days in arrears).  In addition to recognising allowances for loan and lease losses in accordance with the CMN minimum requirements, we also recognise an allowance that we identify as “generic,” which represents our estimate of the allowance as of any given date based on our loss experience based on historical information, which beginning in December 31, 2010, is measured using models employed in credit risk management based on Basel II. Beginning in December 31, 2008, we also recognised an “additional allowance,” which represents an adjustment to our generic allowance considering the economic scenario. As of December 31, 2009 and in the first three quarters in 2010, we included as part of the “additional allowance” countercyclical provisions which, beginning on December 31, 2010, we improved the criteria for determining allowance for loan losses, under Basel III guidelines, which determined that the counter-cyclical effects be buffered in the base of capital.

The methodologies to compute the generic allowance depend on several criteria including the criteria used to segment our loan portfolio, the period used to measure our historical losses, the specific method used to measure such historical losses, the impact of our loan granting criteria on losses over time and other factors. Additionally, the methodologies used to measure the additional allowance also depend on significant judgements, including the relationship between the level of loan losses observed and economic factors as of any given date.

Market Value of Financial Instruments

In accordance with Brazilian GAAP and specific rules of the Central Bank, we record some of our financial instruments at market value. Financial instruments recorded at market value on our balance sheet include mainly securities classified as trading, available-for-sale, and other trading assets, including derivatives. Securities classified as held-to-maturity are recorded at their amortised cost on our balance sheet, and their corresponding market values are disclosed in the notes to our consolidated financial statements.

Market value is defined as the value at which a position could be closed out or sold in a transaction with a willing and knowledgeable party. We estimate market value using quoted market prices when available. When quoted market prices are not available, we use a variety of sources, which include dealer quotes, pricing models and quoted prices of instruments with similar characteristics or discounted cash flows. The fair value of financial instruments, including derivatives that are not traded in active markets is determined by using valuation techniques. Similarly, judgement must be applied in estimating prices when no external parameters exist. Other factors that can affect the estimates include incorrect model assumptions and unexpected correlations. While we believe our valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies and assumptions to determine the market value of certain instruments could result in a different estimate of market value at the reporting date, which may affect the amount of revenue or loss recorded for a specific asset or liability. Judgements are also required to determine whether a decline in market value below amortised costs is permanent in available-for-sale or held-to-maturity securities, therefore requiring cost basis to be written down and recognition of related effects on our results of operations. Factors that are used by our management in determining whether a decline is permanent include mainly the observed period of the loss, the degree of the loss and the expectation, as of the date of analysis, as to the potential for realisation of the security.

Contingent Liabilities

We are currently party to civil, labour, tax and social security proceedings arising from the normal course of our business. We normally make provisions for these contingencies based on the following: (i) for lawsuits individually  reviewed, on the opinion of internal and external legal counsel and the probability that financial resources will be required to settle the claim, where settlement amounts may be estimated with sufficient certainty and (ii) for lawsuits collectively evaluated, by the use of statistical references by group of lawsuits, type of legal body (small claims court or regular court) and claimant. We classify as “probable,” “possible” or “remote” the risk that such contingencies arising from these proceedings will materialise into actual losses for us. We recognize provisions for these contingent liabilities when we classify the loss related to these claims as probable. While we do not recognise provisions for contingencies whose risk we consider possible or remote, we disclose contingencies whose risk we consider possible. We measure contingency amounts by using models and criteria that, in spite of the uncertainty of these contingencies’ terms and amounts, we feel accurately estimate their values. Although we believe that these contingencies are adequately reflected in our financial statements, their outcomes may result in obligations to pay amounts higher than the aggregate values of our contingency provisions, given the inherent difficulties in estimating the exact amounts involved in the claims made against us.

Itaú Unibanco Holding S.A.

A publicly listed company

10.6. With respect to the internal controls adopted to ensure the preparation of reliable financial statements, Directors should comment on:

a) the eficiency level of such controls, indicating any imperfections and measures adopted to correct them

The Management of Itaú Unibanco Holding S.A. is responsible for establishing and maintaining internal controls related to the company’s consolidated financial statements.

Internal control related to the financial statements is a process developed to provide reasonable assurance regarding the reliability of accounting information and the preparation of the financial statements disclosed in accordance with the accounting pratices adopted in Brazil applicable to the financial institutions authorized to operate by the Central Bank of Brazil. The internal controls related to the financial statements include the policies and procedures that: (i) are related to the maintenance of records that, in reasonable detail, reflect accurately and properly the transactions and write-offs of the company's assets; (ii) provide reasonable assurance that the transactions are recorded as necessary to enable the preparation of the financial statements in accordance with the accounting pratices adopted in Brazil applicable to the financial institutions authorized to operate by the Central Bank of Brazil, and that the company's receipts and payments are only being made in accordance with the authorization of the company's management and directors; and (iii) provide reasonable assurance regarding the timely prevention or detection of the unauthorized acquisition, use or allocation of the company’s assets which could have a significant effect on our financial statements.

Due to their inherent limits, the internal controls related to the financial statements may not avoid or detect errors. Therefore, even the systems determined to be effective may only provide reasonable assurance regarding the preparation and presentation of the financial statements. Likewise, projections of any evaluation on their effectiveness for future periods may be subject to the risk that the controls may become inadequate due to changes in conditions, or deterioration may occur in the level of conformity with practices or procedures.

The management evaluated the effectiveness of the internal controls related to the company’s consolidated financial statements at December 31, 2010 in accordance with the criteria defined by Committee of the Sponsoring Organization of the Treadway Commission in Internal Control – (“COSO”) Integrated Framework. The Management’s evaluation includes the documentation, assessment and results of the testing of the design and effectiveness of the internal controls related to the financial statements. Based on this assessment, management concluded that the internal controls related to the consolidated financial statements were effective at December 31, 2010.

b) deficiencies of and recommendations for the internal controls that are present in the independent auditor’s report

In the independent auditor’s report, we did not note deficiencies or recommendations on internal controls that pose the risk of failure or material effect on the financial statements.

However, we shall report how Itaú Unibanco performs the monitoring of auditors’ notes and action plans. It is important to emphasize the way Itaú Unibanco performs the monitoring of the auditors’ notes and action plans. The deficiencies and recommendations of (internal and external) audits are monitored on a monthly basis by the executive areas, through multidisciplinary committees with the attendance of Internal Audit and Operational Risks representatives.

Additionally, the results of monitoring are periodically reported to the Executive Committee and the Audit Committee of the institution.

10.7. Should the Issuer have made a public offering of securities, the Directors should comment on:

a) how the funds arising from the offering were used

Not applicable.

b) if there were relevant differences between the effective investment of funds and investment proposals disclosed in the prospectus of the said offering

Not applicable.

c) if there were differences, the reasons for such differences

Not applicable.

Itaú Unibanco Holding S.A.

A publicly listed company

10.8. Directors should describe relevant items that are not evidenced in the Issuer’s financial statements, describing:

a) assets and liabilities directly or indirectly held by the Issuer that are not presented in its balance sheet (off-balance sheet items), such as:

I - Operating leases, assets and liabilities

Not applicable.

II – Written-off portfolios of receivables for which the entity bears risks and responsibilities, indicating the related liabilities

In accordance with Resolution No. 3,809, of October 28, 2009, the amount of transactions of sale or transfer of financial assets in which the entity substantially retained the risks and benefits is R$ 35 million, exclusively composed of operations of loan and receivables assigned with joint obligation.

III - Agreements for the future purchase and sale of products or services

Not applicable.

IV - Agreements for construction in progress

Not applicable.

V - Agreements for the future receipt of financing

Not applicable.

b) other items that are not presented in the financial statements

Not applicable.

10.9. With respect to each of the items that are not presented in the financial statements indicated in item 10.8, Directors should comment on:

a) how these items change or may change revenue, expenses, operating income and expenses, financial expenses or other items of the Issuer’s financial statements

The organization set up a provision for assigned amounts in the amount of R$ 22 million.

b) the nature and purpose of the operation

Real estate loan: assigned to CIBRASEC for issue of securitized real estate loans (CRI) in the amount of R$ 13 million.
Rural loan: assigned to the National Treasury Secretariat for securitization of debts in the amount of R$ 22 million.

c) the nature and amount of the liabilities assumed and rights generated in favor of the Issuer as a result of the operation

The Nature was informed in item “b”. The organization’s commitment is to meet the payment in case of default by the debtor.

10.10. Directors should indicate and comment on the main elements of the Issuer’s business plan, describing, in particular, the following topics:

a) investments, including:
I - Quantitative and qualitative description of the investments in progress and expected investments
II - Sources of investment financing
III - Relevant divestitures in progress and expected divestitures

In 2011, Itaú Unibanco expects to openapproximately 150 branches concurrently with the opening of new platforms for small companies.

On October 24, 2010, with less than two years after the merger, Itaú Unibanco completed the integration of all of its service center base throughout Brazil. In total, 998 branches and 245 service centers of Unibanco were totally remodeled and integrated with Itaú’s centers and, at the end of 2010, there were 3,967 branches, 944 service centers and 29,301 ATMs, totaling over 34,000 service centers.

The source of funding is own Working Capital, represented by Shareholders' Equity of the Parent Company and by Minority Interest in Subsidiaries.

b) provided that it has already been disclosed, indicate the acquisition of plants, equipment, patents or other assets that are expected to have a material impact on the Issuer’s production capacity

Not applicable.

Itaú Unibanco Holding S.A.

A publicly listed company

We are always considering options to expand our operations in the financial market. Should new opportunities arise, even at attractive prices, they will be carefully analyzed considering the risks involved, especially in view of the recent deterioration of financial markets and the perspective of the country involved.

c) new products and services, indicating:

I - Description of the research in progress that has already been disclosed
II - Total amounts spent by the Issuer in research for the development of new products and services
III - Projects in progress that have already been disclosed
IV - Total amounts spent by the Issuer in the development of new products and services

Not applicable.

10.11. Comment on other factors that have significantly affected operating performance and that were not identified or commented on in the other items of this section

All the factors that have significantly affected operating performance were commented on in the other items of this section.

Itaú Unibanco Holding S.A.

A publicly listed company

ATTACHMENT II

ATTACHMENT II - A

PROXY TEMPLATE

By this proxy, [STOCKHOLDER], [QUALIFICATION], (“Principal”), appoints Mr. [ATTORNEY], [NATIONALITY], [MARITAL STATUS], [PROFESSION], Brazilian ID RG No.  XXX and Individual Taxpayer’s Registry CPF No. XXX, domiciled at [FULL ADDRESS], her/his attorney, with powers to represent her/him, as Stockholder of Itaú Unibanco Holding S.A. (“Company”), in the Annual and Extraordinary Stockholders’ Meetings of the Company, which will be held on April 25, 2011, at the auditorium of the head office, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, ZIP Code 04344-902, casting her/his vote in conformity with the following voting guidance

The attorney-in-fact shall have powers restricted to attending the Meetings and casting vote in conformity with the voting guidance below, and she/he shall not have the right or the obligation to take any other action not required for the strict compliance with the voting guidance below.The attorney-in-fact is hereby authorized to refrain from any resolution or issue for which she/he has not received sufficiently specific voting guidance.

This proxy is effective for [•] days counted as from this date.

 [City,]  April __, 2011.

[STOCKHOLDER]
Notarized signature)

VOTING GUIDANCE

Extraordinary Stockholders’ Meeting at 3:00 p.m.

1 – to amend and consolidate  the Plan for Stock Options grant, to:

(i)	amendment of the rules applicable in the case of termination of the beneficiary of the Itaú Unibanco Conglomerate:

For	Against	Abstention
☐	☐	☐

(ii) adjustment in the term for establishing the price for the grant of simple options:

For	Against	Abstention
☐	☐	☐

(iii) express provision for possibility of selling Owned Shares directly from treasury:

For	Against	Abstention
☐	☐	☐

Itaú Unibanco Holding S.A.

A publicly listed company

2 – consolidation of the Stock Option Plan with amendments approved in the above items and other necessary wording adjustments as proposed by the Company’s Board of Directors on March 31 2011.

For	Against	Abstention
☐	☐	☐

Annual Stockholders’ Meeting at 3:20 p.m.

1 – take notice of the Management Discussion and Analysis, Opinion of the Fiscal Council and the Report of the Independent Auditors and the Summaries of the Reports of the Audit Committee and to deliberate on the Account Statements for the fiscal year ended December 31 2010.

For	Against	Abstention
☐	☐	☐

2 – resolve the assignment of net income for the year:

For	Against	Abstention
☐	☐	☐

3 – elect members of the Board of Directors:

President

Pedro Moreira Salles
For	Against	Abstention
☐	☐	☐

Vice-Presidents

Alfredo Egydio Arruda Villela Filho
For	Against	Abstention
☐	☐	☐

Roberto Egydio Setubal
For	Against	Abstention
☐	☐	☐

Directors

Alcides Lopes Tápias
For	Against	Abstention
☐	☐	☐

Alfredo Egydio Setubal
For	Against	Abstention
☐	☐	☐

Candido Botelho Bracher
For	Against	Abstention
☐	☐	☐

Itaú Unibanco Holding S.A.

A publicly listed company

Fernando Roberto Moreira Salles
For	Against	Abstention
☐	☐	☐

Francisco Eduardo de Almeida Pinto
For	Against	Abstention
☐	☐	☐

Gustavo Jorge Laboissière Loyola
For	Against	Abstention
☐	☐	☐

Henri Penchas
For	Against	Abstention
☐	☐	☐

Israel Vainboim
For	Against	Abstention
☐	☐	☐

Pedro Luiz Bodin de Moraes
For	Against	Abstention
☐	☐	☐

Ricardo Villela Marino
For	Against	Abstention
☐	☐	☐

4 – elect the members of the Fiscal Council:

President

Iran Siqueira Lima
For	Against	Abstention
☐	☐	☐

Effective Concilors

Alberto Sozin Furuguem
For	Against	Abstention
☐	☐	☐

Alternate Councilors

José Marcos Konder Comparato
For	Against	Abstention
☐	☐	☐

João Costa
For	Against	Abstention
☐	☐	☐

Itaú Unibanco Holding S.A.

A publicly listed company

5 – to deliberate on the amount allocated to the compensation of the members of the Board of Directors and the  Board of Officers as well as the Fiscal Councilors’:

For	Against	Abstention
☐	☐	☐

Extraordinary Stockholders’ Meeting at 3:40 p.m:

1 – cancellation of 75 common shares and 44 preferred shares, held as treasury stock, such that the total number of shares in it class is a multiple of 100 with a consequent amendment in wording of the caption sentence of Article 3 of the Bylaws;

For	Against	Abstention
☐	☐	☐

2 – the reverse split of 4,570,936,100 book entry shares, with no par value, representing the  subscribed capital stock in the proportion of 100 (one hundred) shares for 1 (one) share of the respective type, resulting in 45,709,361 book entry shares, being 22,892,864  common and 22,816,497 preferred

For	Against	Abstention
☐	☐	☐

3 – subsequently and concurrently to the reverse split, split of the 45,709,361 book-entry shares, with no par value, resulting from the reverse split, in 4,570,936,100 book-entry shares, with no par value, being 2,289,286,400 common and 2,281,649,700 preferred shares.

For	Against	Abstention
☐	☐	☐

4 – delegated powers to the Company’s Executive Board for implementation of the necessary acts for effecting the reverse stock split and subsequent stock split of the Company’s shares:

For	Against	Abstention
☐	☐	☐

5 – amend the Bylaws to authorize any member of the Board to chair a General Stockholders’ Meeting, with the consequent amendment to articles 4 (4.1) and 9 (9.3) of the Bylaws:

For	Against	Abstention
☐	☐	☐

6 – consolidate the Bylaws with the amendments mentioned in the items above:

For	Against	Abstention
☐	☐	☐

Itaú Unibanco Holding S.A.

A publicly listed company

ATTACHMENT II - B

TEMPLATE OF A POWER OF ATTORNEY PROVIDED BY THE COMPANY FOR ATTORNIES-IN-FACT FOR EACH OF THE STOCKHOLDER MEETINGS

1. Extraordinary Stockholder´s meeting at 3:00 p.m.

Through the intermediary of this power of attorney, I, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], OCCUPATION], bearer of identity document number (__), registered in the Brazilian tax register (CPF/MF) under number (__), with address at [ADDRESS], stockholder of Itaú Unibanco Holding S.A.(Company”)(“Principal”), appoint as my attorney(s)-in-fact:

•
Leila Cristiane Barboza Braga de Melo, Brazilian, married, lawyer, bearer of Brazilian identity document (RG-SSP/SP) number  20.187.093-9,  registered in the Brazilian tax register (CPF) under number 153.451.838-05, OAB/SP 131617, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1st floor, in the city and state of São Paulo, with powers to represent  me, as a lawyer of Itaú Unibanco Holding S.A. (“Company”), in the General Extraordinary Stockholders Meetingof the Company to be held on April 25, 2011, at 3:00 p.m., in the auditorium of the corporate headquarters situated at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras in the city and state São Paulo, Zip Code 04344-902, to vote in FAVOR of the matters contained in the agenda of the day, in compliance with the voting guidance below.

•
Teresa Cristina Athayde Marcondes, Brazilian, single, lawyer, bearer of Brazilian identity document (RG-SSP/SP) number 30.246.165-6, registered in the Brazilian tax register (CPF) under number 307.447.828-48, OAB/SP 252030, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô, in the city and state of São Paulo, with powers to represent  me, as a lawyer the Company, in the General Extraordinary Shareholders Meeting of the Company to be held on April 25, 2011, at 3:00 p.m., in the auditorium of the corporate headquarters situated at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras in the city and state São Paulo, Zip Code 04344-902, to vote AGAINST the matters contained in the agenda of the day, in compliance with the voting guidance below.

•
Adriana Augusta Dib Fuzinato, Brazilian, married, lawyer, bearer of Brazilian identity document  (RG-SSP/SP)  number 26.332.488-6, registered in the Brazilian tax register (CPF) under number  268.376.238-00, OAB/SP 163.544, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô, with powers to represent  me, as a lawyer of the Company, in the General Extraordinary Shareholders Meeting of the Company to be held on April 25, 2011, at 3:00 p.m., in the auditorium of the corporate headquarters situated at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras in the city and state São Paulo, Zip Code 04344-902, to ABSTAIN from voting on the matters contained in the agenda of the day, in compliance with the voting guidance below.

This Proxy shall have restricted powers, namely to be present at the General Extraordinary Stockholders Meeting and to cast a vote in line with the voting guidance below, having no right or obligation to take any other measures that are not necessary to the exact fulfillment of the voting guidance indicated below. The attorney-in-fact is authorized to abstain on any resolution or matter for which she has not received specific voting guidance and shall vote in accordance with the number of common shares held by the principal.

This power of attorney shall be automatically revoked following the conclusion of the meeting, the purpose of this instrument.

São Paulo, April xxxx 2011.

[STOCKHOLDER]
(Notarized signature)

VOTING GUIDANCE - Extraordinary Stockholders’ Meeting at 3:00 p.m.
Tick the option you want:

1 – to amend and consolidate  the Plan for Stock Options grant, to:

(j)	amendment of the rules applicable in the case of termination of the beneficiary of the Itaú Unibanco Conglomerate:

For	Against	Abstention
☐	☐	☐

Itaú Unibanco Holding S.A.

A publicly listed company

(ii) adjustment in the term for establishing the price for the grant of simple options:

For	Against	Abstention
☐	☐	☐

(iii) express ther provision for possibility of selling Owned Shares directly from treasury:

For	Against	Abstention
☐	☐	☐

2 – consolidation of the Stock Option Plan with amendments approved in the above items and other necessary wording adjustments as proposed by the Company’s Board of Directors on March 31 2011.

For	Against	Abstention
☐	☐	☐

2.   Annual Stockholders’ Meeting at 3:20 p.m.

Through the intermediary of this proxy, I, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], OCCUPATION], bearer of identity document number (__), registered in the Brazilian tax register (CPF/MF) under number (__), with address at [ADDRESS], stockholder of Itaú Unibanco Holding S.A.(Company”)(“Principal”), appoint as my attorney(s)-in-fact:

•
Leila Cristiane Barboza Braga de Melo, Brazilian, married, lawyer, bearer of Brazilian identity document (RG-SSP/SP) number  20.187.093-9,  registered in the Brazilian tax register (CPF) under number 153.451.838-05, OAB/SP 131617, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1st floor, in the city and state of São Paulo, with powers to represent  me, as a lawyer of Itaú Unibanco Holding S.A. (“Company”), in the Annual Stockholders Meetingof the Company to be held on April 25, 2011, at 3:20 p.m., in the auditorium of the corporate headquarters situated at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras in the city and state São Paulo, Zip Code 04344-902, to vote in FAVOR of the matters contained in the agenda of the day, in compliance with the voting guidance below.

•
Teresa Cristina Athayde Marcondes, Brazilian, single, lawyer, bearer of Brazilian identity document (RG-SSP/SP) number 30.246.165-6, registered in the Brazilian tax register (CPF) under number 307.447.828-48, OAB/SP 252030, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô, in the city and state of São Paulo, with powers to represent  me, as a lawyer the Company, in the Annual Stockholders Meetingof the Company to be held on April 25, 2011, at 3:20 p.m., in the auditorium of the corporate headquarters situated at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras in the city and state São Paulo, Zip Code 04344-902, to vote AGAINST the matters contained in the agenda of the day, in compliance with the voting guidance below.

•
Adriana Augusta Dib Fuzinato, Brazilian, married, lawyer, bearer of Brazilian identity document  (RG-SSP/SP)  number 26.332.488-6, registered in the Brazilian tax register (CPF) under number  268.376.238-00, OAB/SP 163.544, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô, with powers to represent  me, as a lawyer of the Company, in the Annual Stockholders Meetingof the Company to be held on April 25, 2011, at 3:20 p.m., in the auditorium of the corporate headquarters situated at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras in the city and state São Paulo, Zip Code 04344-902, to ABSTAIN from voting on the matters contained in the agenda of the day, in compliance with the voting guidance below.

This Proxy shall have restricted powers, namely to be present at the Annual Stockholders Meeting and to cast a vote in line with the voting guidance below, having no right or obligation to take any other measures that are not necessary to the exact fulfillment of the voting guidance indicated below. The attorney-in-fact is authorized to abstain on any resolution or matter for which she has not received specific voting guidance and shall vote in accordance with the number of common shares held by the principal.

This power of attorney shall be automatically revoked following the conclusion of the meeting, the purpose of this instrument.

São Paulo, April xxxx 2011.

[STOCKHOLDER]
(Notarized signature)

Itaú Unibanco Holding S.A.

A publicly listed company

VOTING GUIDANCE -Annual Stockholders’ Meeting at 3:20 p.m.
Tick the option you want:

1 – take notice of the Management Discussion and Analysis, Opinion of the Fiscal Council and the Report of the Independent Auditors and the Summaries of the Reports of the Audit Committee and to deliberate on the Account Statements for the fiscal year ended December 31 2010.

For	Against	Abstention
☐	☐	☐

2 – resolve the assignment of net income for the year:

For	Against	Abstention
☐	☐	☐

3 – elect members of the Board of Directors:

President

Pedro Moreira Salles
For	Against	Abstention
☐	☐	☐

Vice-Presidents

Alfredo Egydio Arruda Villela Filho
For	Against	Abstention
☐	☐	☐

Roberto Egydio Setubal
For	Against	Abstention
☐	☐	☐

Directors

Alcides Lopes Tápias
For	Against	Abstention
☐	☐	☐

Alfredo Egydio Setubal
For	Against	Abstention
☐	☐	☐

Candido Botelho Bracher
For	Against	Abstention
☐	☐	☐

Fernando Roberto Moreira Salles
For	Against	Abstention
☐	☐	☐

Itaú Unibanco Holding S.A.

A publicly listed company

Francisco Eduardo de Almeida Pinto
For	Against	Abstention
☐	☐	☐

Gustavo Jorge Laboissière Loyola
For	Against	Abstention
☐	☐	☐

Henri Penchas
For	Against	Abstention
☐	☐	☐

Israel Vainboim
For	Against	Abstention
☐	☐	☐

Pedro Luiz Bodin de Moraes
For	Against	Abstention
☐	☐	☐

Ricardo Villela Marino
For	Against	Abstention
☐	☐	☐

4 – elect the members of the Fiscal Council:

President

Iran Siqueira Lima
For	Against	Abstention
☐	☐	☐

Effective Concilor

Alberto Sozin Furuguem
For	Against	Abstention
☐	☐	☐

Alternate Councilors

José Marcos Konder Comparato
For	Against	Abstention
☐	☐	☐

João Costa
For	Against	Abstention
☐	☐	☐

5 – to deliberate on the amount allocated the compensation of the members of the Board of Directors and the Board of Officers as well as theFiscal Councilors:

For	Against	Abstention
☐	☐	☐

Itaú Unibanco Holding S.A.

A publicly listed company

3. Extraordinary Stockholders’ Meeting at 3:40 p.m:

Through the intermediary of this proxy, I, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], OCCUPATION], bearer of identity document number (__), registered in the Brazilian tax register (CPF/MF) under number (__), with address at [ADDRESS], stockholder of Itaú Unibanco Holding S.A.(Company”)(“Principal”), appoint as my attorney(s)-in-fact:

•
Leila Cristiane Barboza Braga de Melo, Brazilian, married, lawyer, bearer of Brazilian identity document (RG-SSP/SP) number  20.187.093-9,  registered in the Brazilian tax register (CPF) under number 153.451.838-05, OAB/SP 131617, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1st floor, in the city and state of São Paulo, with powers to represent  me, as a lawyer of Itaú Unibanco Holding S.A. (“Company”), in the Extraordinary Stockholders Meetingof the Company to be held on April 25, 2011, at 3:40 p.m., in the auditorium of the corporate headquarters situated at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras in the city and state São Paulo, Zip Code 04344-902, to vote in FAVOR of the matters contained in the agenda of the day, in compliance with the voting guidance below.

•
Teresa Cristina Athayde Marcondes, Brazilian, single, lawyer, bearer of Brazilian identity document (RG-SSP/SP) number 30.246.165-6, registered in the Brazilian tax register (CPF) under number 307.447.828-48, OAB/SP 252030, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô, in the city and state of São Paulo, with powers to represent  me, as a lawyer the Company, in the General Extraordinary Shareholders Meeting of the Company to be held on April 25, 2011, at 3:40 p.m., in the auditorium of the corporate headquarters situated at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras in the city and state São Paulo, Zip Code 04344-902, to vote AGAINST the matters contained in the agenda of the day, in compliance with the voting guidance below.

•
Adriana Augusta Dib Fuzinato, Brazilian, married, lawyer, bearer of Brazilian identity document  (RG-SSP/SP)  number 26.332.488-6, registered in the Brazilian tax register (CPF) under number  268.376.238-00, OAB/SP 163.544, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô, with powers to represent  me, as a lawyer of the Company, in the General Extraordinary Shareholders Meeting of the Company to be held on April 25, 2011, at 3:40 p.m., in the auditorium of the corporate headquarters situated at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras in the city and state São Paulo, Zip Code 04344-902, to ABSTAIN from voting on the matters contained in the agenda of the day, in compliance with the voting guidance below.

Thi proxy shall have restricted powers, namely to be present at the General Extraordinary Stockholders Meeting and to cast a vote in line with the voting guidance below, having no right or obligation to take any other measures that are not necessary to the exact fulfillment of the voting guidance indicated below. The attorney-in-fact is authorized to abstain on any resolution or matter for which she has not received specific voting guidance and shall vote in accordance with the number of common shares held by the principal.

This power of attorney shall be automatically revoked following the conclusion of the meeting, the purpose of this instrument.

São Paulo, April xxxx 2011.

[STOCKHOLDER]
(Notarized signature)

VOTING GUIDANCE - Extraordinary Stockholders’ Meeting at 3:40 p.m.
Tick the option you want:

1 – cancellation of 75 common shares and 44 preferred shares, held as treasury stock, such that the total number of shares in it class is a multiple of 100 with a consequent amendment in wording of the caption sentence of Article 3 of the Bylaws;

For	Against	Abstention
☐	☐	☐

Itaú Unibanco Holding S.A.

A publicly listed company

2 – the reverse split of 4,570,936,100 book entry shares, with no par value, representing the  subscribed capital stock in the proportion of 100 (one hundred) shares for 1 (one) share of the respective type, resulting in 45,709,361 book entry shares, being 22,892,864  common and 22,816,497 preferred

For	Against	Abstention
☐	☐	☐

3 – subsequently and concurrently to the reverse split, split of the 45,709,361 book-entry shares, with no par value, resulting from the reverse split, in 4,570,936,100 book-entry shares, with no par value, being 2,289,286,400 common and 2,281,649,700 preferred shares.

For	Against	Abstention
☐	☐	☐

4 – delegated powers to the Company’s Executive Board for implementation of the necessary acts for effecting the reverse stock split and subsequent stock split of the Company’s shares:

For	Against	Abstention
☐	☐	☐

5 – amend the Bylaws to authorize any member of the Board to chair a General Stockholders’ Meeting, with the consequent amendment to articles 4 (4.1) and 9 (9.3) of the Bylaws:

For	Against	Abstention
☐	☐	☐

6 – consolidate the Bylaws with the amendments mentioned in the items above:

For	Against	Abstention
☐	☐	☐

INFORMATION FOR ATTACHMENT 23 OF CVM INSTRUCTION 481/09

1.	Inform name of company

Itaú Unibanco Holding S.A.

2.	Inform the items for which the power-of-attorney is being requested

Items indicated in the Convening Notice pertaining to this Manual.

3.	Identify the natural or corporate person that have promoted, organized or defrayed the cost of the request for a power of attorney, even if only partially, informing:

a.	Name and address

Itaú Unibanco Holding S.A. with its address at Praça Alfredo Egydio de Souza Aranha, 100, São Paulo, (SP), Zip Code: 04344-902

b.	Since when are you a stockholder of the Company

Not applicable.

c.	Number and percentage of shares of each type and class and their ownership

Not applicable.

Itaú Unibanco Holding S.A.

A publicly listed company

d.	Number of shares taken in a loan

Not applicable.

e.	Total exposure in derivatives denominated in shares of the company

Not applicable.

f.
Relations of a corporate, business or family nature existing or maintained over the past three years with a company or parties related to a company as governed by the accounting rules covering the matter

Not applicable.

4.
Inform if any of the people mentioned in item 3, as well as any of its controlling companies, controlled companies, companies under common or affiliate control have a special  interest in the approval of the matters for which the power of attorney is being requested, describing in detail the nature and extent of the interest in question.

The attorneys-in-fact were made available by the Company with the sole objective of offering an additional mechanism for facilitating stockholder participation in the meeting.

5.	Inform the estimated cost of requesting a proxy

Not applicable.

6.	Inform if (a) the company has defrayed the costs for requesting a power of attorney or (b) if its originators will seek reimbursement of costs from the Company

The cost of the request for a power of attorney was fully covered by the Company.

7.	Inform:
The address to which the power of attorney should be sent following its signature;

Itaú Unibanco - Superintendência de Assuntos Corporativos (Head of Corporate Affairs)
Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, Piso Metrô
Parque Jabaquara, São Paulo (SP) - CEP 04344-902

or to fax number (011) 5019-8103, or in addition to e-mail relacoes.investidores@itau-unibanco.com.br.

In order to facilitate the work of the general meetings, the Company suggests that the Stockholders represented by attorneys-in-fact send a copy of the power of attorney and the other documents listed in the Convening Notice  at least 48 hours prior to the meetings by mail or by messenger to the addresses shown above.

Itaú Unibanco Holding S.A.

A publicly listed company

ATTACHMENT III

ATTACHMENT 13 OF THE CVM INSTRUCTION 481/09 – PROPOSAL FOR AMENDMENT OF THE
STOCK OPTION PLAN

The Issuer has been one of the first Brazilian companies to grant stock options to its executives, a practice that has  adopted since 1995. The Issuer’s current Stock Option Plan (“Plan”) encompasses the entire Itaú Unibanco Conglomerate, including its controlled companies and is frequently revisited to improve its suitability to legal innovations and the realities of the Issuer itself. With this in mind, the management is proposing some changes to the Plan, for the purposes of up-dating it, in the extraordinary general meeting to be held on April 25 2011 (“Meeting”).

1. Provide a copy of the proposed plan

CURRENT WORDING	PROPOSED WORDING

1. PLAN’S OBJECTIVE AND GUIDELINES	1. PLAN’S OBJECTIVE AND GUIDELINES

Itaú Unibanco Holding S.A. (“ITAÚ UNIBANCO”) institutes a Stock Option Plan (PLAN) for the purpose of integrating officers and members of the Board of Directors of ITAÚ UNIBANCO and its controlled companies (“MEMBERS OF MANAGEMENT” or “MEMBER OF MANAGEMENT”, as the case may be); and highly qualified employees or with high potential or ability to perform (“EMPLOYEES” or “EMPLOYEE”, as the case may be) into ITAÚ UNIBANCO’s medium and long-term development, offering them the opportunity to take part in the appreciation that their work and dedication bring to the shares comprising the capital of the Company
Unaltered.
1.1. The stock options will provide their respective holders with the right to subscribe preferred shares of ITAÚ UNIBANCO’s authorized capital stock in accordance with the PLAN’s conditions.	Unaltered.
1.2. At ITAÚ UNIBANCO’s discretion, the exercising of the options may correspond to a sale of treasury stock for resale to the market, pursuant to the terms and conditions of the PLAN.	Unaltered.
1.3. Each stock option shall give the right to subscribe one share.	Unaltered.
1.4.          The rules and operating procedures with respect to the PLAN shall be governed by a committee to be appointed by the Board of Directors of ITAÚ UNIBANCO for the purposes of this PLAN (“COMMITTEE”).
Unaltered.

2. BENEFICIARIES OF STOCK OPTIONS	2. BENEFICIARIES OF STOCK OPTIONS

It shall be incumbent on the COMMITTEE to periodically designate the MEMBERS OF MANAGEMENT and/or EMPLOYEES of ITAÚ UNIBANCO to whom stock options shall be granted in the quantities specified.	Unaltered.
2.1. Stock options may also be granted to highly qualified individuals on being hired by ITAÚ UNIBANCO or its controlled companies.	Unaltered.
2.2. The stock options shall be personal, inalienable and not transferable, except by succession causa mortis.	Unaltered.
2.3.          It shall be incumbent on the COMMITTEE’s president to apprise the Board of Directors of the decision to grant stock options. The Board of Directors may modify such decision at the first subsequent meeting of this body. This not being the case, the options granted by the COMMITTEE can be deemed to have been confirmed.
Unaltered.

Itaú Unibanco Holding S.A.

A publicly listed company

3. CONDITIONS AND ANNUAL LIMIT FOR THE GRANTING OF STOCK OPTIONS	3. CONDITIONS AND ANNUAL LIMIT FOR THE GRANTING OF STOCK OPTIONS

3.1. Stock options shall only be granted relative to the fiscal years in which sufficient profit has been recorded to permit the distribution of the mandatory dividend to the stockholders.	Unaltered.
3.2.          The total number of options to be granted in each fiscal year shall not exceed the limit of 0.5% (one half per cent) of the total shares of ITAÚ UNIBANCO that the majority and minority stockholders hold on the base date of the respective year-end.
Unaltered.
3.2.1.       In case of in a certain year the number of stock options granted be inferior to the limit of 0.5% of the total shares, the difference may be added to the stock options in any of the 7 (seven) subsequent fiscal years.
Unaltered.
3.2.2.       Pursuant to item 2.1, the stock options not granted for a determined fiscal year may be issued under the conditions of any series of stock options not granted for the same fiscal year or for any subsequent fiscal year in accordance with the terms of 3.2.1.
Unaltered.

4. QUANTIFICATION AND CHARACTERISTICS OF THE STOCK OPTIONS	4. QUANTIFICATION AND CHARACTERISTICS OF THE STOCK OPTIONS

4.1.          The COMMITTEE shall decide the total number of options to be granted in relation to each fiscal year, at its discretion, segmenting the total lot of stock options to be granted in series, establishing the characteristics of each series, particularly the strike price (item 6), the expiry date (item 7) and the vesting period (item 8).
Unaltered.
4.2. The COMMITTEE, at its discretion, may establish complementary rules to the rules of the PLAN.	Unaltered.

5. PRO-RATA DISTRIBUTION AMONG THE BENEFICIARIES	5. PRO-RATA DISTRIBUTION AMONG THE BENEFICIARIES

5.1.          The COMMITTEE shall select the MEMBERS OF MANAGEMENT AND EMPLOYEES to whom the stock options shall be granted and establish the number of stock options of each series to be received by each of them, taking into account, at its exclusive criteria, their performance for the corresponding fiscal year, the compensation already received for the same fiscal year and other parameters considered appropriate.
Unaltered.

6. STRIKE PRICE	6. STRIKE PRICE

6.1.          The strike price, to be paid to ITAÚ UNIBANCO, shall be established by the COMMITTEE simultaneously with the granting of the stock option and may be determined on the basis of one of the following parameters:
Unaltered.
(a)            Simple Options: to establish the strike price of the options in general, the COMMITTEE shall consider the average prices for ITAÚ UNIBANCO’s preferred shares on the days the BM&FBOVESPA S.A. Securities, Commodities and Futures Exchange is open for business, for the period of at least one and, at the most, three months prior to the issue of the stock options at the COMMITTEE’s discretion. An adjustment of up to 20% more or less than the average price is permitted. Prices established in this way shall be restated up to the last business day of the month prior to the exercising of the option at the IGP-M inflation index, or in the absence of this, by the index which COMMITTEE shall so designate, being paid within a term equal to that for the settlement of operations on the BM&FBOVESPA S.A. Securities, Commodities and Futures Exchange.

(a)           Simple Options: to set the strike price of the options in general, the COMMITTEE shall consider the average of the prices for ITAÚ UNIBANCO’s preferred shares on the days the BM&FBOVESPA S.A. Securities, Commodities and Futures Exchange is open for business, in the last three months of the year prior to the stock grant also allowing an adjustment of up to 20% more or less than the said average prices of the preferred shares. Prices established in this way shall be restated up to the last business day of the month prior to the exercising of the option at the IGP-M inflation index, or in the absence of this, by the index which the COMMITTEE shall so designate, being paid within a term equal to that for the settlement of operations on the BM&FBOVESPA S.A. Securities, Commodities and Futures Exchange (“BM&FBOVESPA”).

Itaú Unibanco Holding S.A.

A publicly listed company

(b)           Bonus options: the strike price of these options shall be the confirmation of the performance of positive covenants, conditional on the obligation of the MEMBER OF MANAGEMENT or the EMPLOYEE investing  a portion of the total net amount of his/her bonus in shares of ITAÚ UNIBANCO or an instrument linked to these shares, which his/her has received with respect to the preceding year, maintaining title to these shares unaltered and without any type of encumbrance from the date of the stock option grant until its exercising. The COMMITTEE may determine additional requirements in order to establish the strike price of the bonus options.
Unaltered.

6.2. The aforementioned shares (item 6.1, b) may be acquired from the treasury of ITAÚ UNIBANCO, the same ITAÚ UNIBANCO opting to deliver the shares in the form of ADRs (American Depositary Receipts, each one representing a preferred share of ITAÚ UNIBANCO negotiated on the New York Stock Exchange) at its discretion. The  COMMITÊE shall set the acquisition price which shall be equivalent to the average price for the shares of ITAÚ UNIBANCO on BM&FBOVESPA in the 30 days which precede the setting of the said price.

6.2. The acquired shares shall be entitled to dividends and other income as if they had been purchased on the same date through the BM&FBOVESPA S.A. Securities, Commodities and Futures Exchange.	6.3. The acquired shares shall be entitled to dividends and other income as if they had been purchased on the same date through the BM&FBOVESPA S.A or the New York Stock Exchange.

7. STOCK OPTIONS EXPIRY DATE	7. STOCK OPTIONS EXPIRY DATE

The COMMITTEE shall set an expiry date for the stock option granted, these being automatically extinguished at the end of the period.	Unaltered.
7.1.          The term of each stock option series shall begin on the date that this series has been issued and the respective expiry date shall fall at the end of the period which may vary between the minimum of 5 years and the maximum of 10 years, as from the date of the grant of the issue.
Unaltered.
7.2.          The term of the stock options shall be extinguished ipso jure if the respective holder  resign or is dismissed from ITAÚ UNIBANCO and/or its controlled companies and no longer have executive functions in any corporation. The MEMBERS OF MANAGEMENT’ stock options shall be extinguished on the date on which they cease to exercise their functions whether due to resignation or at the initiative of the body which elected them. In the case of an employee, the stock options term shall be extinguished on the date that the relative labor contract is rescinded. The COMMITTEE may, at its exclusive discretion, establish other circumstances under which options may be extinguished, including events with respect to future performance of the MEMBER OF MANAGEMENT and/or EMPLOYEE.
Unaltered.
7.3.          The provision for extinguishment pursuant to 7.2 shall not occur if the MEMBER OF MANAGEMENT is not re-elected or, in the case of an employee, if he is over 55 years old. In this case, if the vesting period is extinguished (item 8.3), the options held by the beneficiary may be exercised up to the final expiry date (item 7.1), or within 3 (three) years as from the date of leaving, which ever expires first. If the vesting period is not extinguished (item 8.3), the expiry date will remain unchanged.

7.3.      The provision for extinguishment pursuant to item 7.2 shall not occur if termination of the MEMBER OF MANAGEMENT is due to non-reelection by virtue of the said individual having reached the age limit for holding their post or, in the case of an EMPLOYEE, if termination is due to the said individual having reached the age of 55.

7.3.1.       The MEMBER OF MANAGEMENT not re-elected to the board of officer, but elected or reelected to the Board of Directors of ITAÚ UNIBANCO and/or controlled companies, shall be subject to the following provisions: (i) for stock options already granted and still not exercised, the rules under item 7.3 shall apply; (ii) for new options which may be granted while a director, all the provisions of this PLAN shall apply, in particular the rules of extinguishment (items 7.2 and 7.3).

7.3.1. The extinguishment pursuant to item 7.2 shall not occur if termination occurs simultaneously with the election of the EMPLOYEE to the position of MEMBER OF MANAGEMENT of ITAÚ UNIBANCO or of its controlled companies or if the MEMBER OF MANAGEMENT takes up another statutory position in  ITAÚ UNIBANCO or in its controlled companies..

Itaú Unibanco Holding S.A.

A publicly listed company

7.4.          In case of the bonus options, the Committee may, in exceptional situations and observed the criteria established in the internal regulations, determine the non extinction of the bonus options in the event set forth in item 7.2. The COMMITTEE may only use this faculty if the beneficiaries of the options and the company reach an understanding, by agreement, regarding the conditions of his/her termination  at least six (6) months in advance.

7.4.          The COMMITTEE may, in exceptional situations and respecting the criteria established in the internal regulations, determine the non-extinguishment of the bonus options in the event set forth in item 7.2.

7.5.          Should the holder of the stock options die before leaving the organization, the respective successors may exercise them up to the final expiry date (item 7.1), or within a period of up to 3 (three) years as from the date of decease, whichever event occurs first.
Unaltered.
7.5.1.       Should the beneficiary’s decease occur after leaving, pursuant to item  7.3, his/her successors may exercise the options during the term that remained to the holder, as described in the same item.

7.5.1.          Should the beneficiary’s decease occur after leaving, and the said holder so terminated have maintained the right to exercise the options, his/her successors may exercise the options during the term that remained to the holder.

8. EXERCISING OF THE STOCK OPTIONS	8. EXERCISING OF THE STOCK OPTIONS

8.1. Without limitations to the expiry period (item 7), the options may only be exercised once the vesting period has terminated and outside the blackout periods stipulated by the COMMITTEE.	Unaltered.
8.2. The COMMITTEE shall establish the vesting period for each stock options series on the date of issue, provided that such period may vary from 1 and 7 years, as from the date of issue.	Unaltered.
8.3.          Unless otherwise determined by the COMMITTEE, the vesting period shall be extinguished upon the termination of the relationship between the stock option holder and the Company, pursuant to the conditions in item 7.3.
REVOKED.
8.4. The vesting period will also be extinguished upon the death of stock option holder.	8.3. The vesting period shall be extinguished up on of the death of the stock option holder.
8.5. The COMMITTEE may determine the blackout period in justifiable circumstances such as major market instability or legal and regulatory restrictions.	To be renumbered.
8.6. The holder of more than one series of stock options may exercise all or portion of it, in their entirety or partially.	To be renumbered.

9. QUANTITATIVE RESTATEMENT OF THE STOCK OPTIONS	9. QUANTITATIVE RESTATEMENT OF THE STOCK OPTIONS

In order to preserve the purpose of the PLAN (item 1), the quantities of stock options granted and still not exercised, or their strike price, may be restated upwards or downwards when the level of ITAÚ UNIBANCO’s share price on the Stock Exchanges changes significantly due to decision taken by ITAÚ UNIBANCO’s Board of Directors or General Stockholders’ Meeting with respect to (a) a stock split or reverse stock split or stock dividends; (b) the issue of a large quantity of shares for increasing the capital stock; (c) distribution of dividends, interest on capital and/or cash bonuses, on exceptionally large amounts; (d) mergers, incorporation, spin-off or acquisition of the control of large companies; (e) other actions of a similar nature and relevance.
Unaltered.
9.1. The COMMITTEE shall deliberate on the restatements and shall implement them once ratified by the Board of Directors.	Unaltered.

Itaú Unibanco Holding S.A.

A publicly listed company

10. AVAILABILITY OF SHARES	10. AVAILABILITY OF SHARES

10.1.           The availability of the shares which the MEMBER OF MANAGEMENT or EMPLOYEE shall subscribe through the exercising of the option may be subject to additional restrictions in accordance with resolutions adopted by the COMMITTEE.
Unaltered.
10.2.           The restriction in relation to the availability of the shares obtained through the exercising of the option shall be recorded in the form and for the purposes pursuant to Article 40 of Law 6,404 of December 15 1976.
Unaltered.
10.3.           The non-negotiability of the shares pursuant to item 10.2 shall also not be applicable in relation to subscribed shares arising from the exercising of the share option, at any time, by a stock option holder who has left the organization under the conditions pursuant to item 7.3 or by the successors of a deceased holder (item 7.5).
REVOKED.
10.4.           The shares registered as non-negotiable pursuant to item 10.2 shall be free for negotiation if and when the respective holder leaves the organization under the conditions pursuant to item 7.3 occurs or due to his/her decease.
REVOKED.

11. OMISSIONS	11. OMISSIONS

It shall be incumbent on the COMMITTEE to decide cases not covered by PLAN, ad referendum of the Board of Directors.	Unaltered.

2. Inform the principal characteristics of the proposed plan, indentifying:

a. Potential beneficiaries

Pursuant to the Plan’s provisions, the Issuer may grant stock options to its officers and members of the Board of Directors and members of management of controlled companies (“Members of Management”) or its senior employees and those of its controlled companies (“Employees”) (Members of Management and Employees, jointly denominated “Beneficiaries”).

b. Maximum number of options to be granted

It shall be incumbent on the Committee to establish the total number of options to be granted in each fiscal year, the total lot eventually being segmented in series, in addition to establishing specific characteristics for each series. The total number of options to be granted in each fiscal year may not exceed the limit of 0.5% (one half percent) of the total of the shares of the Issuer held by the majority and minority stockholders on the date of the closing balance sheet for the same fiscal year. In the event that in a given fiscal year, the number of options to be granted is below the ceiling of 0.5% (one half percent) of the total number of shares, the difference may be added to the stock options grant in any one of the following 7 (seven) fiscal years.

c. Maximum number of shares covered by the Plan

The number of options to be granted is subject to limits established by the Plan (pursuant to sub-item “b” above). In addition, the shares acquired by the Beneficiaries as result of the exercising of the options may be subject to restrictions as to their sale (“holding period”).

d. Conditions for acquisition

The shares are acquired within the exercise period, conditional on the vesting period having been completed (pursuant to sub-item “f” below), through the payment of the strike price (pursuant to sub-item “e” below). In addition, the options are extinguished under certain circumstances such as the termination of the employment bond (statutory or contractual) between the Beneficiary and the Issuer and its controlled companies.

e. Detailed criteria for establishing the strike price

The strike price shall be set by the Committee upon the grant of the stock option and may be determined on the basis of one of the following parameters:

In the case of simple options: to set the strike price of the options, the Committee shall consider the average of the prices of the preferred shares of the Issuer on the days that the BM&FBOVESPA S.A. Securities, Commodities and Futures Exchange is open for business, in the last three months of the year preceding the year of the stock option grant, in addition, an adjustment of 20% above or below the average price being permitted. The prices established in this manner shall be readjusted up to the last business day of the month prior to the exercising of the stock option at the IGP-M inflation index or, in the absence of the latter, according to the index which the COMMITTEE shall designate, payment to be effected in a period equal to that for the settlement of operations on the BM&FBOVESPA S.A. Securities, Commodities and Futures Exchange (“BM&FBOVESPA”).

Itaú Unibanco Holding S.A.

A publicly listed company

In the case of bonus options: at the criteria of the Committee and on the basis of the use of tools for appraising performance and leadership, for those Beneficiaries showing outstanding performance and potential, the Committee may offer options, the strike price of which is paid through the compliance with the obligation, combined with the obligation of the beneficiary  to invest, in the Issuer’s shares, part or all of the net participation in the profits and results which he/she would have received with respect to the preceding fiscal year and to maintain ownership of these same shares unchanged and without any type of encumbrance as from the date of the stock option grant to the date of its exercise.

Shares purchased by the Beneficiaries in compliance with the obligation relative to bonus options, may be acquired from the Issuer’s treasury, which may choose to deliver the shares in the form of ADRs (American Depositary Receipts, representing one preferred share of the Issuer, traded on the New York Stock Exchange). In delivering these shares, the Committee shall set the acquisition price, this to be equivalent to the average quotation of the shares of the Issuer on the BM&FBOVESPA in the 30 days which precede the setting of the said price.

f. Criteria for setting the exercise price

The options may only be exercised after the vesting period and outside the blackout periods established by the Committee. The vesting period for each series shall be set by the Committee at the time of issue, duration of which may vary between 1 and 7 years as from the date of issue.

g. Manner of settlement of options

There are two methods of settling the exercise price of the options, depending on the parameter used to set the exercise price:

In the case of simple options: to exercise the option, the Beneficiary must pay the strike price to the Issuer, in cash, in accordance with the rules and conditions established by the Committee; and

In the case of bonus options: confirmation of compliance with the obligation, combined with the obligation of the beneficiary to invest, in the Issuer’s shares, part or all of the net participation in the profits and results which he/she would have received with respect to the preceding fiscal year and to maintain ownership of these same shares unchanged and without any type of encumbrance as from the date of the stock option grant to the date of its exercise.

h. Criteria and events that, when verified, shall result in the suspension, amendment or extinguishment of the Plan

The Committee may suspend the exercising of the options under justifiable circumstances, such as the organization of the work of subscription, major market oscillations or legal and regulatory restrictions. Additionally, the Plan may only be amended or extinguished against a proposal of the Committee, after approval by the general stockholders meeting.

3. Justify the proposed plan, explaining:

a. The principal objectives of the Plan

The Plan’s primary objective is to attract, motivate and integrate executives and employees in the development of the institution over the medium and long-term, permitting those participants in the plan to benefit from the added value which their work and dedication has brought to the shares representative of the Issuer’s capital. In this way behavior which increases exposure to risk above levels which are deemed prudent in the context of the short, medium and long-term strategies adopted by the Issuer is discouraged.

b. The way in which the plan contributes to these objectives

A significant portion of the Beneficiaries’ variable compensation is made in the form of stock option grants, such that the Beneficiaries are stimulated to contribute to the Issuer’s favorable equity performance, given that they participate actively in the resulting fruits of appreciation in share value. As a result, the institution is able to meet the objective pursuant to item “b” of this item, binding its Management and senior Employees to the long-term strategies of the organization. The Beneficiaries in turn, participate in the appreciation of the shares representative of the Issuer’s capital.

c. How does the Plan fit into the compensation policy of the Company?

The Plan conforms with the principles of the compensation policy of the Issuer, given that (i) a significant portion of variable compensation of its Beneficiaries is made up of stock options, tied to the Issuers long-term projects and results; (ii) it is an instrument for encouraging development and individual commitment; and (iii) it permits the retention of the Beneficiaries (the benefits from the exercising of the options accrues over the long-term).

Itaú Unibanco Holding S.A.

A publicly listed company

d. How does the plan match the interests of the beneficiaries and the company over the short, medium and long terms?

The Plan matches the interests of the Issuer and its Beneficiaries, since (i) it provides an incentive for executives and senior employees to remain in the company; (ii) it simulates individual performance and commitment of the Beneficiaries to the long-term results of the institution and (iii) it allows the Beneficiaries to become stockholders of the Issuer pursuant to the terms and conditions of the Plan.

4. Estimate the company’s expenses with the plan according to the accounting rules covering this question

The amendments to the Plan herein proposed do not of themselves represent an impact on the costs borne by the company in relation to the Plan.

Itaú Unibanco Holding S.A.

A publicly listed company

ATTACHMENT IV

ATTACHMENT 9-1-II OF THE CVM INSTRUCTION 481/09 -  PROPOSAL FOR ALLOCATION OF PROFITS

Allocation of Net Income

We propose that the net income for the year reported in the financial statements at December 31, 2010, in the amount of R$ 10,272,015,528.35, added to R$ 357,931,000.00 related to the realization of realizable profit reserve set up on December 31, 2008, is allocated as follows: (a) R$ 513,600,776.42 to the Legal Reserve; (b) R$ 5,633,795,439.86 to statutory reserve, of which R$ 754,588,063.90 to the Reserve for Dividend Equalization, R$ 1,951,682,950.38 to the Reserve for Working Capital and R$ 2,927,524,425.58 to the Reserve for Capital Increase in Investees; and (c) R$ 4,482,550,312.07 to the payment of dividends and interest on capital, included in the mandatory dividend amount, pursuant to Article 9, of Law No. 9,249/95.

We inform that all reported data, except when otherwise indicated, refers to individual data of Itaú Unibanco Holding S.A..

We note that the amounts mentioned in item “c” have already been declared by the Board of Directors and paid to stockholders.

We made monthly dividend payment, based on the stockholding position on the last day of the prior month, on the first working day of the subsequent month, as well as additional payments (half yearly), for which the Board of Directors defines the base date for the stockholding position and payment date. Regarding half yearly payments, management verifies the existing earnings, defines the amount of dividends that should be distributed as mandatory, calculates the monthly amount already declared, and, finally, estimates the balance payable of mandatory minimum dividend. Such amount is declared as dividend “additional” to that paid monthly. As resolved by the Board of Directors, interest on capital can be paid, including the interest on capital paid or credited to the amount of mandatory dividend, as provided for in article 9, paragraph 7 of Law No. 9,249/95.

For further information, see the Items below, which were prepared in compliance with the requirements of Attachment 9-1-II of CVM Instruction No. 481/09.

1.	Net income for the year

R$ 10,272,015,528.35. In addition to earnings for the year, there was the realization of R$ 357,931,000.00 related to realizable profit reserve set up on December 31, 2008.

2.	Total and per share dividend amount, including dividend advances and interest on capital already declared

The total amount distributed as dividend advances and interest on capital was R$ 4,482,550,312.07 (gross), of which R$ 3,908,114,479.17 is net of taxes. Such amount corresponds to the percentage of net income indicated in item 3, paid as advance on mandatory minimum dividend.  Therefore, a proposal will be submitted to the Stockholders’ Meeting for ratification of declarations and distributions already made, and no new declaration will be proposed.

Net amount per share: R$ 0.8607.

3.	Percentage of distributed net income for the year

The net amount distributed as dividends and interest on capital corresponds to 38% of net income for the year and 40.0% of adjusted net income for the amount allocated to legal reserve.

4.	Total and per share distributed dividend based on the net income for prior years

None.

Itaú Unibanco Holding S.A.

A publicly listed company

5.	Gross amount

a.	Gross amount of dividend and interest on capital, separately, per share type and class, deducted of advance dividends and interest on capital already declared

No proposal will be submitted to the stockholders’ meeting for declaration of dividends or interest on capital additional to those already declared.

b.	Payment method and term of dividend and interest on capital, deducted of advance dividends and interest on capital already declared

As mentioned in subitem “a” of this item, the mandatory dividend related to 2010 has been fully declared by the Board of Directors and paid to stockholders. The payment dates are shown in item 6 of this document. Stockholders can receive the amounts due as follows:

•	Holders of American Depositary Receipts (ADR):

The payment will be made directly to the depository bank abroad (Bank of New York Mellon), which will be responsible for transferring it to stockholders.

•	Duly registered stockholders who hold current accounts with Itaú Unibanco S.A.:

The payment will be made through direct credit to the respective current accounts.

•	Stockholders who hold current accounts with other banks that have already informed about the bank/branch/current account:

The payment will be made through wire transfer (DOC or TED), according to the respective amounts.

•	Stockholders which shares are deposited in fiduciary custodies of BM&FBOVESPA.

The payment will be made directly to BM&FBOVESPA, which will be responsible for transferring them to stockholders, through the depositor Brokerage Firms.

•	Holders of bearer shares not yet converted into book-entry shares:

The payment will be made after the delivery of the corresponding certificates for the mandatory conversion.

No proposal will be submitted to the stockholders’ meeting for declaration of dividends or interest on capital additional to those already declared. For the payments already made, see table in item 6 of this document.

c.	Possible restatement and interest on dividends and interest on capital

None.

d.	Date of the declaration of payment of dividends and interest on capital considered in the identification of stockholders who will be entitled to receive them

See subitem “a” of this item.

Itaú Unibanco Holding S.A.

A publicly listed company

6.	Amount of dividends and interest on capital already declared and date of respective payments

	Type of	Stockholding		Value per Share
Competence	Payment	Position	Date of Payment	Gross	Net

2010	IOC	3/4/2011	3/17/2011	R$ 0.38	R$ 0.32
December	IOC	12/30/2010	3/17/2011	R$ 0.22	R$ 0.18
December	Dividend	11/30/2010	1/1/2011	R$ 0.01	R$ 0.01
November	Dividend	10/31/2010	12/1/2010	R$ 0.01	R$ 0.01
October	Dividend	9/30/2010	11/1/2010	R$ 0.01	R$ 0.01
September	Dividend	8/31/2010	10/1/2010	R$ 0.01	R$ 0.01
August	IOC	8/10/2010	8/20/2010	R$ 0.25	R$ 0.21
August	Dividend	7/30/2010	9/1/2010	R$ 0.01	R$ 0.01
July	Dividend	6/30/2010	8/2/2010	R$ 0.01	R$ 0.01
June	Dividend	5/31/2010	7/1/2010	R$ 0.01	R$ 0.01
May	Dividend	4/30/2010	6/1/2010	R$ 0.01	R$ 0.01
April	Dividend	3/31/2010	5/3/2010	R$ 0.01	R$ 0.01
March	Dividend	2/26/2010	4/1/2010	R$ 0.01	R$ 0.01
February	Dividend	1/31/2010	3/1/2010	R$ 0.01	R$ 0.01
January	Dividend	12/31/2009	2/1/2010	R$ 0.01	R$ 0.01
*IOC: Interest on Capital

7.	Provide a comparative table indicating the following per share amounts by tape and class:

a.	Net income for the year and the prior 3 (three) years

	R$
	2010	2009	2008
Net income	10,272,015,528.35	7,706,906,786.53	20,217,096,583.32
Net income per share:	2.26	1.71	6.40
Net income per share – adjusted by the effect of bonuses	2.26	1.71	5.82

For calculating the net income per share, the net income is divided by the number of shares outstanding at the closing date of the year.

b.	Dividend and interest on capital distributed in the prior 3 (three) years

	R$
	2010	2009	2008(1)
Common Shares	0.8607	0.7917	0.7954
Preferred Shares	0.8607	0.7917	0.7954
(1) For better comparability, the bonuses were taken into consideration.

For calculation of dividend/interest on capital per share, the dividend/interest on capital is divided by the number of shares outstanding at the closing date of the year.

8.	Allocation of earnings to the legal reserve

a.	Amount allocated to the legal reserve

R$ 513,600,776.42.

Itaú Unibanco Holding S.A.

A publicly listed company

b.	Detail the calculation method of the legal reserve

Pursuant to article 193 of Law No. 6,404/76, as amended, and article 12.1 of our Bylaws, five per cent (5%) were allocated for setting up the Legal Reserve, which shall not exceed twenty per cent (20%) of total capital.

9.	Preferred shares entitled to fixed or minimum dividends

a.	Calculation method of fixed or minimum dividends

Annual minimum dividend of R$ 0.022 per share, adjusted in case of split or reverse split of shares.

b.	Sufficiency of earnings for the year for the full payment of fixed or minimum dividends

The earnings for the year were sufficient for the full payment of fixed or minimum dividends.

c.	Accumulation of possible unpaid portion

Minimum dividend is not cumulative.

d.	Total amount of fixed or minimum dividends paid to each class of preferred shares

We do not have different classes of preferred shares. The total amount of minimum dividends statutorily established to our preferred shares would be R$ 49,611,842.04

e.	Fixed or minimum dividends paid per preferred share of each class

We do not have different classes of preferred shares.

10.	Mandatory dividend

a.	Calculation method stipulated in the bylaws

Stockholders are entitled to receive as mandatory dividend, in each year, the minimum amount of twenty five per cent (25%) of net income computed in the same year, adjusted by the addition or deduction of the amounts specified in letters "a” and “b” of item I of article 202 of Law No. 6,404/76 and in compliance with items II and III of the same legal provision.

b.	Payment

The mandatory dividend was fully paid, pursuant to item 6 above.

c.	Possibly retained amount

There were no retained amounts.

11.	Retention of mandatory dividend due to the financial condition of the company

There were no mandatory dividends retained.

12.	Allocation of earnings to the reserve for contingencies

No allocation of earnings to the reserve for contingencies was made.

13.	Allocation of earnings to realizable profit reserve

No allocation of earnings to realizable profit reserve was made.

14.	Allocation of result for statutory reserves

a.	Statutory clauses that set forth the reserve

Upon proposal of the Board of Directors, the annual stockholder's meeting may resolve on the setting up o the following reserves: I - Reserve for Dividend Equalization, II - Reserve for Working Capital, and III - Reserve for Capital Increase in Investees.

Itaú Unibanco Holding S.A.

A publicly listed company

The Reserve for Dividend Equalization will be limited to 40% of the value of our capital stock, for the purpose of assuring funds for paying dividends, including interest on stockholders’ equity, or its advances, with the objective of maintaining a payment flow to stockholders, being composed with funds: a) equivalent to up to 50% of the net income for the year, adjusted pursuant to article 202 of Law No. 6,404/76; (b) equivalent to up to 100% of the realized portion of Revaluation Reserves, recorded as retained earnings; (c) up to equivalent to up to 100% of the amount of the adjustments from previous years, recorded as retained earnings; and (d) credits corresponding to the dividend advances.

The Reserve for Working Capital will be limited to 30% of the amount of capital stock, and its purpose is to purpose to guarantee resources for the company’s operations, being formed with funds equivalent to up to 20% of the net income for the year, adjusted pursuant to article 202 of Law No. 6,404/76.

The Reserve for Working Capital will be limited to 30% of the amount of capital stock, and its purpose to guarantee the right of first refusal in capital increases of participating companies, being composed with funds equivalent to up to 50% of net income for the year, adjusted pursuant to article 202 of Law No. 6,404/76.

Upon proposal of the Board of Directors, portions of these reserves will be periodically capitalized so that the respective amount does not exceed the limit of 95% of capital stock. The balance of these reserves, added to the Legal Reserve, may not exceed the capital stock.

b.	Amount allocated to the statutory reserves

R$ 754,588,063.90 to the Reserve for Dividend Equalization, R$ 1,951,682,950.38 to the Reserve for Working Capital and R$ 2,927,524,425.58 to the Reserve for Capital Increase in Investees.

c.	Calculation method of the amount allocated to the reserve

The calculation method follows the guidelines of the Bylaws, allocating up to 50% of net income to the reserve for dividend equalization, up to 20% to the reserve for working capital and up to 50% to the reserve for capital increase in investees.

15.	Retention of earnings stipulated in capital budget

There were no retained earnings.

16.	Allocation of earnings to the reserve for tax incentives

No allocation of earnings to the reserve for tax incentives was made.

Itaú Unibanco Holding S.A.

A publicly listed company

ATTACHMENT V

ITEMS 12.6 TO 12.10 OF ATTACHMENT 24 OF THE CVM INSTRUCTION 480/09

With respect to each member of the issuer’s board of directors and fiscal council members, please find below the following information:

Members of the Board of Directors

Name	Pedro Moreira Salles
Age	51
Profession	Banker
Individual Taxpayer’s Registry (CPF) number or passport number	551.222.567-72
Elected position held	Chairman of the Board of Directors
Date of election	25/04/2011
Date of investiture	-
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Strategy Committee Member of the Appointments and Corporate Governance Committee Member of the Personnel Committee Member of the Compensation Committee
Elected by the controlling stockholder	Yes

Name	Alfredo Egydio Arruda Villela Filho
Age	41
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	066.530.838-88
Elected position held	Vice-Chairman of the Board of Directors
Date of election	04/25/2011
Date of investiture	-
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Disclosure and Trading Committee Member of the Appointments and Corporate Governance Committee Member of the Compensation Committee
Elected by the controlling stockholder	Yes

Itaú Unibanco Holding S.A.

A publicly listed company

Name	Roberto Egydio Setubal
Age	56
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	007.738.228-52
Elected position held	Vice-Chairman of the Board of Directors Chief Executive Officer
Date of election	04/25/2011 04/28/2011
Date of investiture	-
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Capital and Risk Management Committee Member of the Personnel Committee Member of the Strategy Committee
Elected by the controlling stockholder	Yes

Name	Alcides Lopes Tápias
Age	68
Profession	Lawyer
Individual Taxpayer’s Registry (CPF) number or passport number	024.054.828-00
Elected position held	Member of the Board of Directors
Date of election	04/25/2011
Date of investiture	-
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Disclosure and Trading Committee Member of the Audit Committee
Elected by the controlling stockholder	Yes

Name	Alfredo Egydio Setubal
Age	52
Profession	Business administrator
Individual Taxpayer’s Registry (CPF) number or passport number	014.414.218-07
Elected position held	Member of the Board of Directors Executive Vice-President
Date of election	04/25/2011 04/28/2011
Date of investiture	-
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Appointments and Corporate Governance Committee Member of the Disclosure and Trading Committee
Elected by the controlling stockholder	Yes

Itaú Unibanco Holding S.A.

A publicly listed company

Name	Candido Botelho Bracher
Age	52
Profession	Business administrator
Individual Taxpayer’s Registry (CPF) number or passport number	039.690.188-38
Elected position held	Member of the Board of Directors Executive Vice-President
Date of election	04/25/2011 04/28/2011
Date of investiture	-
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Personnel Committee Member of the Capital and Risk Management Committee
Elected by the controlling stockholder	Yes

Name	Fernando Roberto Moreira Salles
Age	64
Profession	Industrialist
Individual Taxpayer’s Registry (CPF) number or passport number	002.938.068-53
Elected position held	Member of the Board of Directors
Date of election	04/25/2011
Date of investiture	-
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Appointments and Corporate Governance Committee
Elected by the controlling stockholder	Yes

Name	Francisco Eduardo de Almeida Pinto
Age	52
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	664.226.777-87
Elected position held	Member of the Board of Directors
Date of election	04/25/2011
Date of investiture	-
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Capital and Risk Management Member of the Personnel Committee
Elected by the controlling stockholder	Yes

Itaú Unibanco Holding S.A.

A publicly listed company

Name	Gustavo Jorge Laboissière Loyola
Age	58
Profession	PhD in Economy
Individual Taxpayer’s Registry (CPF) number or passport number	101.942.071-53
Elected position held	Chairman of the Audit Committee Member of the Board of Directors
Date of election	04/25/2011 04/28/2011
Date of investiture	-
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Capital and Risk Management Committee
Elected by the controlling stockholder	Yes

Name	Henri Penchas
Age	65
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	061.738.378-20
Elected position held	Member of the Board of Directors
Date of election	04/25/2011
Date of investiture	-
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Strategy Committee Member of the Appointments and Corporate Governance Committee Member of the Compensation Committee
Elected by the controlling stockholder	Yes

Name	Israel Vainboim
Age	66
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	090.997.197-87
Elected position held	Member of the Board of Directors
Date of election	04/25/2011
Date of investiture	-
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Strategy Committee and Member of the Appointments and Corporate Governance Committee Member of the Compensation Committee
Elected by the controlling stockholder	Yes

Itaú Unibanco Holding S.A.

A publicly listed company

Name	Pedro Luiz Bodin de Moraes
Age	54
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	548.346.867-87
Elected position held	Member of the Board of Directors
Date of election	04/25/2011
Date of investiture	-
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Capital and Risk Management Committee Member of the Compensation Committee
Elected by the controlling stockholder	Yes

Name	Ricardo Villela Marino
Age	37
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	252.398.288-90
Elected position held	Member of the Board of Directors
Date of election	04/25/2011
Date of investiture	-
Length of mandate	Annual
Other positions held or functions performed at the issuer	Member of the Personnel Committee Member of the Strategy Committee
Elected by the controlling stockholder	Yes

MEMBERS OF THE FISCAL COUNCIL

Name	Iran Siqueira Lima
Age	66
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	035.001.957-68
Elected position held	Effective Member of the Fiscal Council
Date of election	04/25/2011
Date of investiture	-
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the controlling stockholder	Yes

Itaú Unibanco Holding S.A.

A publicly listed company

Name	Alberto Sozin Furuguem
Age	68
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	046.876.477-15
Elected position held	Effective Member of the Fiscal Council
Date of election	04/25/2011
Date of investiture	-
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the controlling stockholder	Yes

Name	José Marcos Konder Comparato
Age	78
Profession	Engineer
Individual Taxpayer’s Registry (CPF) number or passport number	005.902.588-34
Elected position held	Alternate Member of the Fiscal Council
Date of election	4/25/2011
Date of investiture	-
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the controlling stockholder	Yes

Name	João Costa
Age	60
Profession	Economist
Individual Taxpayer’s Registry (CPF) number or passport number	476.511.728-68
Elected position held	Alternate Member of the Fiscal Council
Date of election	4/25/2011
Date of investiture	-
Length of mandate	Annual
Other positions held or functions performed at the issuer	-o-
Elected by the controlling stockholder	Yes

Itaú Unibanco Holding S.A.

A publicly listed company

With respect to the members of the Board of Directors and the Fiscal Council, please find below:

a) Curriculum vitae, containing the following information:
I - Main professional experience for the last five years, indicating:
• Company name
• Position and functions inherent to the position
• Main activity of the company in which these functions were performed, mentioning the companies or organizations that are part of the economic group of (i) the issuer, or (ii) of direct or indirect stockholders with an interest equal to or higher than 5% in a same class or type of the issuer’s securities

MEMBERS OF THE BOARD OF DIRECTORS

Name: PEDRO MOREIRA SALLES

Professional Experience
Porto Seguro S.A.
Vice-Chairman of the Board of Directors since November 2009
Main activity of the company: Holding

Banco Itaú BBA S.A.
Vice-Chairman of the Board of Directors since February 2009
Main activity of the company: Multiple bank, with investment portfolio

Companhia E. Johnston de Participações
Chairman of the Board of Directors since 2008
Main activity of the company: Holding

IUPAR – Itaú Unibanco Participações S.A.
Chairman of the Board of Directors since 2008
Main activity of the company: Holding

Itaú Unibanco Holding S.A.
Chairman of the Board of Directors since January 2009; Member of the Compensation Committee since February 2011.  Member of the Strategy Committee, of the Appointments and Corporate Governance Committee and of the Personnel Committee since June 2009, Executive Vice-President from November 2008 to August 2009
Main activity of the company: Holding

UNIBANCO - União de Bancos Brasileiros S.A.
Vice-Chairman of the Board of Directors from 2004 to November 2008
Chief Executive Officer from April 2004 to November 2008
Main activity of the company: Multiple bank, with commercial portfolio

Unibanco Holdings S.A.
Vice-Chairman of the Board of Directors and Chief Executive Officer from April 2004 to November 2008
Main activity of the company: Holding

Unibanco Seguros S.A.
Chairman of the Board of Directors from December 1995 to February 2009
Main activity of the company: Insurance

E. Johnston Representação e Participações S.A.
Chairman of the Board of Directors from 2001 to February 2009
Main activity of the company: Holding

Totvs S.A.
Member of the Board of Directors since March 2010
Main activity of the company: Communications and IT

Academic Background: Bachelor’s degree, magna cum laude in economics and history from the University of California, in Los Angeles, and attended the international relations masters program at Yale University and the OPM – Owners/ Chairman Management Program at Harvard University.

Itaú Unibanco Holding S.A.

A publicly listed company

II - Indication of all management positions he holds or has held in publicly held companies
✓	Itaú Unibanco Holding S.A., UNIBANCO - União de Bancos Brasileiros S.A., Unibanco Holdings S.A., Porto Seguro S.A. and Totvs S.A. in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: ALFREDO EGYDIO ARRUDA VILLELA FILHO

Professional Experience
Itaúsa - Investimentos Itaú S.A.
Member of the Board of Directors since August 1995; Chief Executive Officer and General Manager since September 2008, President of the Disclosure and Trading Committee  since April 2005, President of the Investment Policies Committee and member of the Accounting Policies Committee since August 2008
Main activity of the company: Holding

Itaú Unibanco Holding S.A.
Vice-Chairman of the Board of Directors since March 2003; Member of the Compensation Committee since February 2011. Member of the Disclosure and Trading Committee since May 2005; Member of the  Appointment and Corporate Governance Committee since June 2009,  Accounting Policy Committee from May 2008 to April 2009
Main activity of the company: Holding

Itaú Unibanco S.A.
Vice-Chairman of the Board of Directors from 2001 to March 2003
Main activity of the company: Multiple bank, with commercial portfolio

Itautec S.A. – Itautec Group
Vice-Chairman of the Board of Directors since January 2010; Chairman of the Board of Directors from April 2009 to January 2010, Vice-Chairman of the Board of Directors from April 1997 to April 2009
Main activity of the company: Manufacturing of IT equipment

Elekeiroz S.A.
Vice-Chairman of the Board of Directors from November 2009 to April 2010.
Chairman of the Board of Directors from April 2009 to November 2009, Vice-Chairman of the Board of Directors from April 2004 to April 2009
Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers

Duratex S.A.
Vice-Chairman of the Board of Directors since August 2009
Main activity of the company: Manufacturing of veneer lumber, plywood, pressed wood and chipboards panels, sanitary metal, porcelain and plastic fixtures

Academic Background: Bachelor’s degree in Mechanical Engineering from the Mauá Engineering School of the Instituto Mauá de Tecnologia (IMT), in 1992,  and  post-graduate degree in business administration from Fundação Getúlio Vargas.

II - Indication of all management positions he holds or has held in publicly held companies

✓	Itaúsa - Investimentos Itaú S.A., Itaú Unibanco Holding S.A., Itaú Unibanco S.A., Itautec S.A., Elekeiroz S.A. and Duratex S.A. in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: ROBERTO EGYDIO SETUBAL

Professional Experience
Itaúsa - Investimentos Itaú S.A.
Executive Vice- Chairman since May 1994
Chairman of the Accounting Policies Committee since August 2008
Main activity of the company: Holding

Itaú Unibanco Holding S.A.

A publicly listed company

Itaú Unibanco Holding S.A.
Vice-Chairman of the Board of Directors, Chief Executive Officer since March 2003, Member of the Capital and Risk Management Committee since May 2008, Member of the Strategy and Personnel Committees since June 2009, Chairman of the International Advisory Board from March 2003 to April 2009, Member of the Appointment and Compensation Committee from May 2005 to April 2009
Main activity of the company: Holding.

Itaú Unibanco S.A.
Chief Executive Officer and General Manager since April 1994
General Manager from August 1990 to March 1994
Member of the Board of Directors from April 1995 to March 2003
Main activity of the company: Multiple bank, with commercial portfolio

Banco Itaú BBA S.A.:
Chairman of the Board of Directors since February 2003
Main activity of the company: Multiple bank, with portfolio investment

Itauseg Participações S.A.
Chairman of the Board of Directors since July 2005
Chairman Officer from March 2005 to July 2008
Main activity of the company: Holding

Brazilian Federation of Banks (Fenaban) and Brazilian Federation of Bank Associations (Febraban)
Chairman from April 1997 to March 2001

Institute of International Finance
Vice- Chairman since September 2003

International Monetary Conference
Board Member

The Federal Reserve Bank of New York
Member of the International Advisory Committee

New York Stock Exchange - NYSE
Member of the International Advisory Committee since April 2005

CHINA DEVELOPMENT FORUM
Member since 2010

Academic Background: Bachelor’s degree in production engineering from Escola Politécnica of Universidade de São Paulo and a Master’s degree in science engineering from Stanford University, in 1979.

II - Indication of all management positions he holds or has held in publicly held companies
✓	Itaúsa - Investimentos Itaú S.A., Itaú Unibanco Holding S.A., Itaú Unibanco S.A. e Itauseg Participações S.A., UNIBANCO – União de Bancos Brasileiros S.A. in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: ALCIDES LOPES TÁPIAS

Professional Experience
Itaú Unibanco Holding S.A.:
Member of the Board of Directors since March 2003; Member of the Disclosure and Trading Committee since May 2005, and Member of the Audit Committee since May 2004
Main activity of the company: Holding

Itaú Unibanco S.A.:
Member of the Board of Directors from April 2002 to March 2003.
Main activity of the company: Multiple bank, with commercial portfolio

Itaú Unibanco Holding S.A.

A publicly listed company

AGGREGO Consultores
Partner since October 2003
Main activity of the company: Consultancy

Duratex S.A.
Effective Member of the Board of Directors since April 2009
Main activity of the company: Manufacturing of veneer lumber, plywood, pressed wood and chipboards panels, sanitary metal, porcelain and plastic fixtures

Tigre S.A. Tubos e Conexões
Since April 2004
Member of the Board of Directors
Main activity of the company: Manufacturing of pipes and fittings

Minister of Development, Industry and Foreign Trade
From September 1999 to July 2001

Fundação Antonio Prudente of Hospital do Câncer
Member of the Board of Trustees from April 1999 to February 2005

Academic Background: Business Administrator, graduated from Universidade Mackenzie in 1980 and Bachelor's degree in Law from Faculdades Metropolitanas Unidas in 1973.

I - Indication of all management positions he holds or has held in publicly held companies
✓	Itaú Unibanco Holding S.A., Duratex S.A. and Tigre S.A. Tubos e Conexões in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: ALFREDO EGYDIO SETUBAL

Professional Experience
Itaúsa – Investimentos Itaú S.A.
Vice- Chairman of the Board of Directors since September 2008
Member of the Disclosure and Trading Committee and Investment Policies since August 2008
Main activity of the company: Holding

Itaú Unibanco Holding S.A.
Member of the Board of Directors since April 2007
Executive Vice-President and Investor Relations Officer since March 2003:
Member of the Appointments and Corporate Governance Committee since June 2009
Member of the Disclosure and Trading Committee since April 2005
Member of the Accounting Policies Committee from May 2008 to April 2009
Main activity of the company: Holding

Itaú Unibanco S.A.
Executive Vice- Chairman since March 1996
Investor Relations Officer from 1995 to 2003
Executive Officer from 1993 to 1996
Managing Director from 1988 to 1993
Main activity of the company: Multiple bank, with commercial portfolio

Investimentos Bemge S.A.
Chairman of the Board of Directors since April 2008
Main activity of the company: holdings of non-financial institutions

Banco Itaú BBA S.A.:
Member of the Board of Directors since February 2003
Main activity of the company: Multiple bank, with investment portfolio

National Association of Investment Banks - ANBID
Vice- Chairman from 1994 to August 2003
Chairman from August 2003 to August 2008

Itaú Unibanco Holding S.A.

A publicly listed company

Association of Broker-Dealers – ADEVAL
Member of the Advisory Board since 1993

Brazilian Association of Listed Capital Companies - ABRASCA
Member of the Management Board since 1999

Brazilian Institute of Investors Relations - IBRI
Member of the Board of Directors from 1999 to 2000 and 2004 to 2009
Chairman of the Board of Directors from 2000 to 2003
Member Committee the Guidance, Appointments and Ethics since 2009

São Paulo Museum of Modern Art – MAM (since 1992)
Financial Officer since 1992

Academic Background: Bachelor’s degree in 1980 and postgraduate degree in business administration from Fundação Getulio Vargas, with specialization course at INSEAD (France).

II - Indication of all management positions he holds or has held in publicly held companies
✓	Itaúsa – Investimentos Itaú S.A., Itaú Unibanco Holding S.A., Investimentos Bemge and Itaú Unibanco S.A. in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: CANDIDO BOTELHO BRACHER

Professional Experience
Itaú Unibanco Holding S.A.
Executive Vice- Chairman since May 2005
Member of the Board of Directors since November 2008
Member of the Capital and Risk Management Committee since May 2008
Member of the Personnel Committee since June 2009
Main activity of the company: Holding

Banco Itaú BBA S.A.
Member of the Board of Directors since February 2003
Chairman Director since April 2005
Vice- Chairman Director from February 2003 to April 2005
Main activity of the company: Multiple bank, with investment portfolio

Pão de Açúcar
Member of the Board of Directors

BM&FBOVESPA
Member of the Board of Directors

Academic Background: Business administrator, graduated from Escola de Administração de Empresas de São Paulo of Fundação Getulio Vargas in 1980.

II - Indication of all management positions he holds or has held in publicly held companies
✓	Itaú Unibanco Holding S.A. in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: FERNANDO ROBERTO MOREIRA SALLES

Professional Experience
Itaú Unibanco Holding S.A.

Itaú Unibanco Holding S.A.

A publicly listed company

Member of the Board of Directors since November 2008
Member of the Appointments and Corporate Governance Committee since June 2009
Main activity of the company: Holding

E. Johnston Representação e Participações S.A.
Vice-Chairman of the Board of Directors from 2005 to February 2009
Main activity of the company: Holding

Companhia E. Johnston de Participações
Vice-Chairman of the Board of Directors since 2008
Main activity of the company: Holding

IUPAR – Itaú Unibanco Participações S.A.
Member of the Board of Directors since 2008
Main activity of the company: Holding

Companhia Brasileira de Metalurgia e Mineração
Chairman of the Board of Directors since 2008
Main activity of the company: Metallurgy and mining

Brasil Warrant Administração de Bens e Empresas S.A.
Chairman of the Board of Directors since 1988
Main activity of the company: Asset management

Editora Schwarcz Ltda.
Superintendent Director since 1998
Main activity of the company: Publishing company

Academic Background: Graduated in Finance and Capital Markets from Fundação Getúlio Vargas – FGV.

II - Indication of all management positions they hold or have held in publicly held companies
✓	Itaú Unibanco Holding S.A. in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: FRANCISCO EDUARDO DE ALMEIDA PINTO

Professional Experience
Itaú Unibanco Holding S.A.
Member of the Board of Directors since November 2008
Member of the Capital and Risk Management Committee and Personnel Committee since June 2009
Main activity of the company: Holding

Brasil Warrant Administração de Bens e Empresas S.A.
Director since March to 2007
Main activity of the company: Holding

BW Gestão de Investimentos Ltda.
Director since December to 2007
Main activity of the company: Asset management

UNIBANCO - União de Bancos Brasileiros S.A.
Member of the Board of Directors from March 2007 to December 2008
Main activity of the company: Multiple bank, with commercial portfolio

Academic Background: graduated in Economics from the Pontifícia Universidade Católica do Rio de Janeiro (PUC).

II - Indication of all management positions they hold or have held in publicly held companies
✓	Itaú Unibanco Holding S.A. and UNIBANCO - União de Bancos Brasileiros S.A. in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO

Itaú Unibanco Holding S.A.

A publicly listed company

II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: GUSTAVO JORGE LABOISSIÈRE LOYOLA

Professional Experience
Itaú Unibanco Holding S.A.

Member of the Board of Directors since April 2006
Chairman of the Audit Committee since September 2008
Member of the Audit Committee from May 2007 to September 2008
Member of the Capital and Risk Management Committee since May 2008
Chairman of the Fiscal Council from March 2003 to April 2006
Main activity of the company: Holding.

Tendências Consultoria Integrada S/S Ltda.
Partner
Main activity of the company: Consultancy

Tendência Conhecimento Assessoria Econômica Ltda.
Partner
Main activity of the company: Consultancy

Gustavo Loyola Consultoria S/C
Managing Partner since February 1998
Main activity of the company: Economic Consultancy

Central Bank of Brazil
Chairman from November 1992 to March 1993 and from June 1995 to November 1997
Standards and Financial System Organization Deputy Governor from March 1990 to November 1992

Academic Background: Economist graduated from Universidade de Brasília in 1979, Ph.D. in Economics from School of Post-Graduation in Economics of the Fundação Getulio Vargas (RJ) in 1983.

II - Indication of all management positions they hold or have held in publicly held companies
✓	Itaú Unibanco Holding S.A. in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: HENRI PENCHAS

Professional Experience
Itaúsa - Investimentos Itaú S.A.
Managing Vice- Chairman since April 2009
Investor Relations Officer since 2009 and from 1995 to April 2008
Executive Director from December 1984 to April 2008
Member of the Disclosure and Trading Committee since April 2005
Member of Investment Polices and Accounting Polices Committees since August 2008
Main activity of the company: Holding

Itaú Unibanco Holding S.A.
Member of the Board of Directors since March 2003
Member of the Compensation Committee since February 2011
Member of Strategy Committee, and Appointments and Corporate Governance Committee since June 2009
Member of the International Advisory Board from March 2003 to April 2009
Member of the Disclosure and Trading Committee from May 2005 to April 2009
Member of the Capital and Risk Management Committee and Accounting Policies Committee from May 2008 to April 2009
Main activity of the company: Holding.

Itaú Unibanco S.A.
Senior Vice- Chairman responsible for the Economic Control Area from April 1997 to April 2008
Member of the Board of Directors from April 1997 to March 2003

Itaú Unibanco Holding S.A.

A publicly listed company

Executive Vice- Chairman from April 1993 to March 1997
Executive Director from 1988 to 1993
Main activity of the company: Multiple bank, with commercial portfolio

Banco Itaú BBA S.A.
Member of the Board of Directors since April 2009
Vice-Chairman of the Board of Directors from February 2003 to April 2009
Main activity of the company: Multiple bank, with investment portfolio

Duratex S.A.:
Chairman Officer since August 2009
General Manager from April 2009 to August 2009
Main activity of the company: Manufacturing of veneer lumber, plywood, pressed wood and chipboards panels, sanitary metal, porcelain and plastic fixtures

Academic Background: Mechanical engineer graduated from Universidade Mackenzie in 1968 and post-graduate degree in finance from Fundação Getulio Vargas.

II - Indication of all management positions they hold or have held in publicly held companies
✓	Itaúsa - Investimentos Itaú S.A., Itaú Unibanco Holding S.A., Itaú Unibanco S.A. and Duratex S.A. in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: ISRAEL VAINBOIM

Professional Experience
Itaú Unibanco Holding S.A.
Member of the Board of Directors since November 2008
Member of the Compensation Committee since February 2011
Member of Strategy Committee, and Appointments and Corporate Governance Committee since June 2009
Main activity of the company: Holding

UNIBANCO – União de Bancos Brasileiros S.A.
Executive Director from 1976 to 1977; from 1973 to 1978 he run the back office of Unibanco Group; from 1978-1988 he was elected Chairman of Unibanco – União de Bancos Brasileiros S.A., a position he held to August 1992
Main activity of the company: Multiple bank, with commercial portfolio

Unibanco Holdings S.A.
Chairman Officer from 1994 to 2007
Chairman of the Board of Directors from 2007 to 2009
Member of the Board of Directors from 1988 to 2009
Main activity of the company: Holding.

Academic Background: Bachelor’s degree in mechanical engineering from the Universidade Federal do Rio de Janeiro (UFRJ) and master’s degree in business administration, or MBA, from Stanford University.

II - Indication of all management positions he holds or has held in publicly held companies
✓
Itaú Unibanco Holding S.A. and UNIBANCO – União de Bancos Brasileiros S.A. in the positions specified above;Cia. Siderúrgica de Tubarão, as Director, from August 1992 to June 1996, and Chairman of the Executive Board from August 1995 to June 1996;

Itaparica S/A as Director from August 1993 to February 2009;Portugal Telecom as Administrator from April 2001 to October 2003.Currentl:Member of the Board of Directors of Souza Cruz S/A,Member of the Board of Directors of Embraer S/A,Member of the Board of Directors of Cia. Iochpe-Maxion and Chairman of the Board of Directors of Usiminas.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Itaú Unibanco Holding S.A.

A publicly listed company

Name: PEDRO LUIZ BODIN DE MORAES

Professional Experience
Itaú Unibanco Holding S.A.:
Member of the Board of Directors since November 2008
Member of the Compensation Committee since February 2011
Member of the Capital and Risk Management Committee since June 2009
Main activity of the company: Multiple bank, with commercial portfolio

UNIBANCO – União de Bancos Brasileiros S.A.
Member of the Board of Directors from April 2003 to November 2008.
Main activity of the company: Multiple bank, with commercial portfolio

Central Bank of Brazil
Monetary Policy Deputy Governor from 1991 to 1992

Brazilian Social and Economic Development Bank (BNDES)
Director from 1990 to 1991

Banco Icatu S.A.
Director and Partner from 1993 to 2002

Icatu Holding S.A.
Director from 2002 to 2003
Partner since 2003
Main activity of the company: Holding

Academic Background: bachelor’s and master’s degrees in Economics from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-Rio). PhD. in Economics from the Massachusetts Institute of Technology (MIT).

II - Indication of all management positions they hold or have held in publicly held companies

✓	Itaú Unibanco Holding S.A. and UNIBANCO – União de Bancos Brasileiros S.A. in the positions specified above;

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: RICARDO VILLELA MARINO

Professional Experience
Itaúsa - Investimentos Itaú S.A.
Member of the Investment Policies Committee since August 2008
Main activity of the company: Holding

Itaú Unibanco Holding S.A.
Member of the Board of Directors since April 2008; Member of the Personnel Committee since June 2009, Member of the Capital and Risk Management Committee from May 2008 to April 2009
Main activity of the company: Holding

Itaú Unibanco S.A.
Director Vice- Chairman since April 2010, Director Executive from September 2006 to April 2010 Managing Director between April 2004 and April 2005
Main activity of the company: Multiple bank, with commercial portfolio

Itautec S.A. - Itautec Group
Alternate Member of the Board of Directors since April 2009
Main activity of the company: Manufacturing of IT equipment

Elekeiroz S.A.
Alternate Member of the Board of Directors since April 2009
Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers

Duratex S.A.
Alternate Member of the Board of Directors since April 2009

Itaú Unibanco Holding S.A.

A publicly listed company

Main activity of the company: Manufacturing of veneer lumber, plywood, pressed wood and chipboards panels, sanitary metal, porcelain and plastic fixtures

Federación Latino Americana de Bancos FELABAN
Chairman since November 2008

Academic Background: Bachelor’s degree in mechanical engineering from Escola Politécnica of the University of São Paulo in 1996, master’s degree in business administration from MIT Sloan School of Management, Cambridge, USA, in 2000

II - Indication of all management positions they hold or have held in publicly held companies
✓	Itaúsa – Investimentos Itaú S.A., Itaú Unibanco Holding S.A., Itautec S.A. Itautec Group, Elekeiroz S.A. and Duratex S.A. in the positions specified above.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

MEMBERS OF THE FISCAL COUNCIL

Name: IRAN SIQUEIRA LIMA

Professional Experience
Itaú Unibanco Holding S.A.
Effective member of the Fiscal Council since March 2003
Main activity of the company: Holding

Central Bank of Brazil
Career employee from 1967 to 1993, where he occupied many positions, of which the following stand out: Deputy Governor of  the Capital Markets Supervision Department (1976/1979), Head of the Capital Markets Department (1979/1984), Director of the Capital Markets Area (1984), Director of the Inspection Area (1985), Regional Delegate in São Paulo-SP (1991 and 1993)

Banco da Cidade S.A.: Director of the Capital Markets Area (1986), during the period in which he took away a license from the Central Bank of Brazil

In this same period (1986/1988), he founded an advisory services office in the capital markets area, where he held the position of managing partner from 1987 to June 1988; in July 1988, he returned to the Federal Government to carry out the duty of Secretary of Budget and Control over Government Companies (SEST), (July 1988 to March 1990); from May 1991 to December 1992, he held the position of Economic and Finance Director in Telebrás – Telecomunicações Brasileiras S.A.; Member of the Board of Directors of the Brazilian Social and Economic Development Bank (BNDES), Telesp – Telecomunicações de São Paulo and Telebrás; Since 1972, he teaches subjects related to the accounting and finance areas in the following Universities: AEUDF, UNB, USP, and in the MBA courses of FIPECAFI

Academic Background: Economist with bachelor’s degree from UERJ (1969) and bachelor’s degree in accounting science from AEUDF (1973), post-graduation in economics engineering and industrial administration from Universidade Candido Mendes (1971), Master’s degree and PhD in accounting science and comptrollership from Universidade de São Paulo (1976 and 1998, respectively).

II - Indication of all management positions he holds or has held in publicly held companies
✓	Itaú Unibanco Holding S.A. in the above specified position.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: ALBERTO SOZIN FURUGUEM

Professional Experience
Itaú Unibanco Holding S.A.
Effective member of the Fiscal Council since April 2006, Alternate member of the Fiscal Council from March 2003 to April 2006
Main activity of the company: Holding.

Itaú Unibanco Holding S.A.

A publicly listed company

Banco Central do Brasil S.A.
Economist, head of the Economics Department (1981/1983), Director (1985), Delegate in São Paulo (1991/1992)

Ministry of Finance
Advisor to the Minister (Mário Henrique Simonsen mandate)

Government of the State of Rio de Janeiro
Director of the Development Bank (1975/1979)

Teaching experience.
 He taught Economics in Instituto Militar de Engenharia and Universidade de Brasília and Currencies and Banks in Universidade do Distrito Federal

Current professional activity
 Economics advisor, own office

Trade association of Rio de Janeiro
Director and member of the Business Council of Economic Policies (unpaid activity)

Conjuntura Econômica Magazine of Fundação Getúlio Vargas.
Writes every two months an article about the macroeconomics theme (unpaid activity)

Academic Background: Economist, post-graduation degree (Masters) from Fundação Getúlio Vargas.

II - Indication of all management positions he holds or has held in publicly held companies
✓	Itaú Unibanco Holding S.A. in the above specified position.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: JOSÉ MARCOS KONDER COMPARATO

Professional Experience
Itaúsa – Investimentos Itaú S.A.
Effective member of the Fiscal Council since May 1995, Managing Director from August 1986 to April 1987 and Executive Director from April 1987 to March 1995
Main activity of the company: Holding

Itaú Unibanco Holding S.A.
Alternate member of the Fiscal Council since March 2003
Main activity of the company: Holding

Itaú Unibanco S.A.
Managing Director from May 1980 to August 1986
Banco Itaú de Investimento S.A: Director from September 1974 from April 1980; Itaú S.A. Crédito Imobiliário: Chief Executive Officer from December 1977 to August 1986; Unifina S.A. Imobiliária e Participações: Chief Executive Officer from September 1981 to April 1987; Itaúsa S.A. Empreendimentos Imobiliários:  Chief Executive Officer from September 1979 to April 1995
Main activity of the company: Multiple bank, with commercial portfolio

BR Foods
Member of the Board of Directors from April 2006 to March 2009

Academic Background: Civil engineer with Bachelor’s degree from Escola Politécnica of USP in 1955;

II - Indication of all management positions he holds or has held in publicly held companies
✓	Itaúsa – Investimentos Itaú S.A., Itaú Unibanco Holding S.A. and Itaú Unibanco S.A. in the above-specified positions.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied – YES

Itaú Unibanco Holding S.A.

A publicly listed company

On December 14 2010, the governing body of the CVM imposed a penalty of a fine  of R$ 400,000 on José Marcos Konder Comparato, in his capacity as a member of the Board of Directors of Sadia for alleged failure in his duty of diligence pursuant to Article 153 of Law 6.404/76. The ruling is still  subject to appeal.

III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

Name: JOÃO COSTA

Professional Experience
Itaúsa – Investimentos Itaú S.A.
Alternate member of the Fiscal Council since April 2009
Main activity of the company: Holding.

Itaú Unibanco Holding S.A.
Alternate member of the Fiscal Council since May 2009
Main activity of the company: Holding

Itaú Unibanco S.A.
Managing Director from April 1997 to April 2008
Main activity of the company: Multiple bank, with commercial portfolio

FEBRABAN - Brazilian Federation of Bank Associations
Effective Member of the Fiscal Council from April 1977 to August 2008

FENABAN -  Brazilian Federation of Banks
President from April 1997 to March 2001
Effective Member of the Fiscal Council from April 1977 to August 2008

IBCB – Brazilian Institute of Banking Science
Effective Member of the Fiscal Council from April 1977 to August 2008

State of São Paulo Bank Association
Effective Member of the Fiscal Council from April 1977 to August 2008

Academic Background: Economist from Faculdade de Economia São Luiz – São Paulo, specialization in Business Administration from FEA/USP. Management Program for Executives – University of Pittsburgh

II - Indication of all management positions he holds or has held in publicly held companies
✓	Itaúsa – Investimentos Itaú S.A., Itaú Unibanco Holding S.A. and Itaú Unibanco S.A. in the above-specified positions.

b) Description of any of the following events that may have taken place over the last five years:
I - Any criminal conviction - NO
II - Any conviction in an administrative proceeding of the CVM and the punishments applied - NO
III - Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity - NO

With respect to the members of the Board of Directors and the Fiscal Council of the issuer, please find below marital relationship, stable union or kinship extended to relatives once removed between:

a)	issuer’s management members
Þ	Fernando Roberto Moreira Salles (member of the Board of Directors) is the brother of Pedro Moreira Salles (Chairman of the Board of Directors);
Þ
Alfredo Egydio Setubal (member of the Board of Directors, Executive Vice-President and Investor Relations Officer) is the brother of Roberto Egydio Setubal (Vice-Chairman of the Board of Director and Chief Executive Officer)

b)	(i) issuer’s management members and (ii) management members of the issuer’s direct or indirect subsidiaries
Þ
Olavo Egydio Setubal Júnior (Vice-Chairman of the Board of Directors of the subsidiary Itauseg Participações S.A.) is the brother of Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and Chief Executive Officer of the issuer) and Alfredo Egydio Setubal (member of the Board of Directors, Executive Vice-President and Investor Relations Officer of the issuer)

Itaú Unibanco Holding S.A.

A publicly listed company

c)	(i) management members of the issuer and its direct or indirect subsidiaries and (ii) issuer’s direct or indirect parent companies
Þ
The brothers Pedro Moreira Salles (Chairman of the Board of Directors) and Fernando Roberto Moreira Salles (member of the Board of Directors), together with their brothers João Moreira Salles and Walther Moreira Salles Júnior, are in the controlling group of the issuer;

Þ
The brothers Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and Chief Executive Officer), Alfredo Egydio Setubal (member of the Board of Directors, Executive Vice-President and Investor Relations Officer) and Olavo Egydio Setubal Júnior (Vice-Chairman of the Board of Directors of the subsidiary Itauseg Participações S.A.), together with their brothers and sister José Luiz Egydio Setubal, Maria Alice Setubal, Paulo Setubal Neto and Ricardo Egydio Setubal, are in the controlling group of the issuer;

Þ	Alfredo Egydio Arruda Villela Filho (Vice-Chairman of the Board of Directors), together with his sister Ana Lúcia de Mattos Barretto Villela, is in the controlling group of the issuer;
Þ	Ricardo Villela Marino (member of the Board of Directors), together with his mother Maria de Lourdes Egydio Villela and his brother Rodolfo Villela Marino, is in the controlling group of the issuer;

d)	(i) issuer’s management members and (ii) management members of the issuer’s direct or indirect parent companies
Þ
The brothers Pedro Moreira Salles (Chairman of the Board of Directors) and Fernando Roberto Moreira Salles (member of the Board of Directors), together with their brothers João Moreira Salles and Walther Moreira Salles Júnior, are in the management of the controlling companies IUPAR – Itaú Unibanco Participações S.A. and Cia. E. Johnston de Participações;

Þ
The brothers Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and Chief Executive Officer) and Alfredo Egydio Setubal (member of the Board of Directors, Executive Vice-President and Investor Relations Officer), together with their brother Ricardo Egydio Setubal, are in the management of the controlling company IUPAR – Itaú Unibanco Participações S.A.;

Þ
The brothers Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and Chief Executive Officer) and Alfredo Egydio Setubal (member of the Board of Directors, Executive Vice-President and Investor Relations Officer), together with their brothers Paulo Setubal Neto and Ricardo Egydio Setubal, are in the management of the controlling company Itaúsa – Investimentos Itaú S.A.;

Þ
Roberto Egydio Setubal (Vice-Chairman of the Board of Directors and Chief Executive Officer), together with his brother Ricardo Egydio Setubal, is in the management of the controlling company Companhia Esa;

Þ
Alfredo Egydio Arruda Villela Filho (Vice-Chairman of the Board of Directors) is in the management of the controlling companies IUPAR – Itaú Unibanco Participações S.A., Itaúsa – Investimentos Itaú S.A. and Companhia Esa;

Þ	Ricardo Villela Marino (member of the Board of Directors), together with his brother Rodolfo Villela Marino, is in the management of the controlling company IUPAR – Itaú Unibanco Participações S.A.;
Þ
Ricardo Villela Marino (member of the Board of Directors) is the son of Maria de Lourdes Egydio Villela and brother of Rodolfo Villela Marino, both management members of the controlling company Itaúsa – Investimentos Itaú S.A.;

Þ	Ricardo Villela Marino (member of the Board of Directors) is the brother of Rodolfo Villela Marino, management member of the controlling company Companhia Esa.

With respect to the members of the Board of Directors and the Fiscal Council of the issuer, please find below the subordination, services provision or control relationships maintained for the last three years between them and:

a) Issuer’s direct or indirect subsidiary

Except for the management members Alfredo Egydio Arruda Villela Filho, Fernando Roberto Moreira Salles, Francisco Eduardo de Almeida Pinto, Gustavo Jorge Laboissière Loyola and Wagner Roberto Pugliese, the others have management positions in subsidiary companies.

b) Issuer’s direct or indirect controlling stockholder

The management members Alfredo Egydio Arruda Villela Filho, Alfredo Egydio Setubal, Fernando Roberto Moreira Salles, Pedro Moreira Salles, Ricardo Villela Marino, Roberto Egydio Setubal form the controlling group of Itaú Unibanco.

c) If relevant, supplier, client, debtor or creditor of the issuer, its subsidiaries or parent companies or subsidiaries of any of these people

None

Itaú Unibanco Holding S.A.

A publicly listed company

ATTACHMENT VI

ITEM13 OF THE ATTACHMENT 24 OF THE CVM INSTRUCTION 481/09 –
MANAGEMENT COMPENSATION

13. MANAGEMENT CONPENSATION

13.1 Describe the policy or practice for the compensation of the Board of Directors, statutory and non-statutory board of officers, the Fiscal Council, statutory committees and Audit, Risk, Financial and Compensation Committees, addressing the following aspects:

a. objectives of the compensation policy or practice

The objective of the Issuer’s compensation policy is to attract, reward, retain and stimulate the management in the conduction of the Issuer’s business, enabling the Issuer to achieve sustainable results. The Issuer thus believes that the policy strengthens and creates better conditions for the development of the company, for its management and employees, always in line with the shareholders’ interests.

At the time the Issuers’ compensation policy was established, values aligned with those adopted by the market and with the Issuer’s strategy are considered, as well as the effective risk management over the time, so as not to encourage behaviors that increase the risk exposure above the levels considered prudent. The Issuer privileges the variable compensation, which corresponds to a significant portion of the total compensation paid to the management. The structure of governance of the compensation comprises clear and transparent processes.

In order to achieve the objectives mentioned above, the Issuer counts on a body named Personnel Committee, subordinated to the Board of Directors, of which the main responsibilities are: (i) to propose the compensation principles and models of the Issuer, guiding and inspiring behavior in the organization; (ii) to propose the total compensation limits for management and other employees of the Issuer; (iii) to approve the granting of stock options of the Issuer (making institutional decisions within the scope of stock option plans sponsored by the Issuer); and (vi) to assure that the Board of Directors is informed of any material fact related to compensation at all salary levels of the companies which are part of Itaú Unibanco Conglomerate.

Taking into account the increasing discussions about the compensation of financial institutions management and aiming at aligning the best governance practices introduced in the country and abroad, as well as to ensure the balance of the institution’s risk management practices, the Issuer created a specific committee to discuss the compensation of the major executives of the Itaú Unibanco Conglomerate, equally subordinated to the Board of Directors, whose main duties are: (a) to discuss and analyze the current compensation models for Itaú Unibanco S.A. and Banco Itaú BBA S.A. (including the Treasury area); (b) to propose a compensation package for the Chief Executive Officer of the Issuer for approval by the Board of Directors; and (c) to evaluate and approve the compensation packages proposed by the Chief Executive Officer, the Executive Vice-Presidents of Banco Itaú S.A., the Chief Executive Officer and Managing Vice-Presidents of Banco BBA S.A., including fixed and variable fees, and benefits and long-term incentives.

In addition to the Personnel and Compensation Committees, the Appointments and Corporate Governance Committee was established, whose main responsibility is to monitor the Issuer’s governance, especially regarding topics related to the Board of Directors. Accordingly, the Appointments and Governance Committee is responsible for the process for assessing the performance of the Board of Directors, and it should (i) recommend processes for assessment of the Board of the Directors, the members and Chairman of the Board, Committees and Chief Executive Officer; and (ii) provide methodological and procedural support for the assessment of the Board of Directors, the members and Chairman of the Board, Committees and Chief Executive Officer.

It is also incumbent upon such Committee to propose the division, among the members of the Board of Directors, of the aggregate fixed compensation established by the Annual Stockholders Meeting.

Regarding the benefit policy, noteworthy are the benefits focused on health (health and dental care plans) and the private pension plan.

b. compensation composition, indicating:

i. Description of the compensation elements and the objectives of each one of them

Itaú Unibanco Holding S.A.

A publicly listed company

Board of Directors

The annual compensation of the members of the Board of Directors of the Issuer is composed of (i) monthly fixed fees; (ii) long term variable compensation (a stock option plan); and (iii) a benefit plan. The maximum compensation amounts are defined at the Annual Stockholders' Meeting, based on the limits imposed by the Stock Option Plan, taking into consideration that the division of the amounts among the members is carried out according to the proposal of the Appointments and Corporate Governance Committee, subject to the approval of the Board of Directors.

The Issuer favors long-term variable compensation, which corresponds to a significant portion of the total compensation paid to the members of the Board of Directors. Accordingly, the stock option plan, in addition to attracting, motivating and integrating the management in the process of developing the institution in the medium and long-terms, offers them the opportunity to take part in the appreciation that their work and dedication has brought to the stocks of the Issuer. Additionally, the plan aligns the interests of the management with those of the Issuer's shareholders, as the risks and earnings provided by the appreciation of its stocks are shared.

In the event that a member of the Board of Directors of the Issuer is also part of the Board of Officers of the Issuer or of its controlled companies, her/his compensation will be subject to the policy of the area in which she/he is a director.

Board of Officers

The Issuer does not have any non-statutory directors, and the annual compensation of the members of the Board of Officers is composed of (i) monthly fixed fees; (ii) short-term variable compensation (special fees and profit sharing, paid on an annual basis bonus); (iii) long-term variable compensation (a stock option plan); and (iv) a benefit plan. The maximum compensation amounts are defined at the Annual Stockholders’ Meeting, based on the limits imposed by Article 152 of Law No. 6,404/76 and by the limits imposed by the Stock Option Plan.

The Issuer favors the short and long-term variable compensation, which correspond to the biggest portion of total compensation paid to the members of the Board of Officers. The periodicity of profit sharing is annual (with a semi-annual advance) and its purpose is to reward the contribution of each Director for the results achieved by the Issuer in a certain year.

The main purpose of the stock option plan of the Issuer is to attract, and motivate and integrate the executives and employees into the process of developing the institution in the medium and long terms, offering them the opportunity to take part in the appreciation that their work and dedication has brought to the stocks of the Issuer. Additionally, the plan aligns the interests of the management with those of the Issuer's shareholders, as the risks and earnings provided by the appreciation of its stocks are shared.

Fiscal Council

The total annual compensation of the members of the Fiscal Council of the Issuer is established at the annual shareholders' meeting, subject to the approval of the Board of Directors. Pursuant to the legislation, such compensation cannot be lower, for each acting member, than 10% of the fixed compensation assigned to each Director (i.e., not including benefits, representation allowances and profit sharing assigned to Directors). Thus, the members of the Fiscal Council receive only monthly fixed compensation and they are not eligible for the benefit policy.

Audit Committee

The compensation of the members of the Audit Committee of the Issuer is composed of (i) monthly fixed fees; and (ii) a benefit plan.

For the members of the Audit Committee who are also part of the Board of Directors of the Issuer, the compensation policy of the Board of Directors is applied.

Committees

The members of the other statutory or non-statutory committees of the Issuer are compensated according to their duties in the executive bodies or areas in which they work, and they do not receive a specific compensation for belonging to the committees.

ii. The proportion of each element in total compensation

For the Board of Directors of the Issuer, the fixed, long-term variable compensation and benefits policy provides for 49%, 49% and 2%, respectively, of total compensation.

For the Board of Officers of the Issuer, the fixed, short and long-term variable compensation and benefits in 2010 corresponded to 8%, 63%, 24% and 3% respectively, of total compensation. 2% were paid as a benefit for the termination of the term of office.

For the Audit Committee of the Issuer, the fixed compensation and benefits in 2010 corresponded to 94% and 6%, respectively, of total compensation.

Itaú Unibanco Holding S.A.

A publicly listed company

Regarding the Fiscal Council, the fixed compensation of its members corresponds to 100% of total compensation.

It should be noted that the elements of total compensation vary according to the difference of behavior of each portion of compensation: on the one hand, the stability of fixed compensation and benefits, and on the other hand, the variable compensation which is influenced by the individual performance, the Issuer's results and the appreciation of shares.

iii. Calculation and adjustment methodology for each of the compensation elements

Monthly fixed fees

Monthly fixed fees are agreed with management and are based on internal equality, providing mobility of management across the businesses of the Issuer.

Short-term variable compensation (annual profit sharing)

Short-term variable compensation takes into consideration the influence of two factors on the profit sharing base amount: (a) the results of the Issuer’s operations; and (b) the management member performance.

Long-term variable compensation (stock option plan of the Issuer)

Long-term variable compensation (stock option plan of the Issuer) takes into consideration the duties performed by the management member and, for officers, the amount received as short-term variable compensation.

Benefit plan

The benefit plan is compatible with the market practices, and main benefits are health care and private pension plans.

iv. Reasons that justify the elements of compensation

The Issuer favors variable compensation in the short and long terms, which correspond to the largest portion of the total compensation paid to management. Such a practice is aimed at aligning the risk management in the short, medium and long terms, in addition to providing benefits to management in the same proportion that their performance benefits the Issuer and its shareholders.

c. main performance indicators that are taken into consideration in determining each compensation element

The short and long-term variable compensation (profit sharing and stock option plans of the Issuer) represents a significant portion of total compensation received by management and is greatly impacted by performance indicators. The first performance indicator to be taken into consideration when setting the amount of such portions is the Issuer’s earnings. Then, for officers, the individual’s performance is assessed taking into consideration financial, process, client satisfaction and people management indicators, in addition to indicators for cross-goals in relation to the other areas of the Issuer.

Monthly fixed fees and the benefit plan represent the smallest portion of total compensation received by management and are not affected by performance indicators.

d. how the compensation is structured to reflect the evolution of performance indicators

As mentioned above, a significant portion of the total compensation of management is provided through variable compensation, which is considerably influenced by performance indicators. Therefore, the better the indicators, the higher the compensation and vice versa.

e. how the compensation policy or practice is aligned with the company’s short-, medium- and long-term interests

As mentioned in item “c” above, the Issuer favors variable compensation in the short and long terms, which correspond to a significant portion of the total compensation paid to management. Such practice aims at aligning the risk management in the short, medium and long terms, in addition to providing benefits to management in the same proportion that their performance benefits the Issuer and its shareholders.

Taking into consideration that the compensation of management is affected by the results of the Issuer, including the risks assumed by the latter, we believe that the compensation policy causes the management interests to be aligned with those of the Issuer.

f. existence of compensation supported by direct or indirect subsidiaries, controlled or controlling companies:

The compensation of many members of the Board of Directors and Board of Officers is provided by controlled companies (see subitem 13.15), taking into consideration that the amounts indicated in item 13 already include the compensation paid by the Issuer and its subsidiaries, controlled or controlling companies.

Itaú Unibanco Holding S.A.

A publicly listed company

g. existence of any compensation or benefit related to the occurrence of a certain corporate event, such as the disposal of the issuer’s shareholding control

Currently, there is no – and neither is foreseen in the Issuer’s compensation policy – compensation or benefit tied to the occurrence of a certain corporate event, such as the disposal of the issuer’s shareholding control.

13.2 With respect to the compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council recognized in the income or loss for the past tree  years and to that determined for the current year, please prepare a table containing:

As permited by the local authority, we included data referring to the fiscal years of 2009 and 2010.

In 2009, at annual shareholders’ meeting, the aggregate compensation to be paid to the members of the Board of Directors was approved in the amount of R$ 20 million, whereas the compensation to be paid to members of the Board of Officers was approved in the amount of R$ 80 million. Regarding the Fiscal Council, the monthly individual compensation of R$ 12 thousand was approved to the effective members and R$ 5 thousand to deputy members. Of these amounts, the following were spent:

In addition to the compensation established at the shareholders’ meeting, the management members received in 2009 (i) Issuer’s profit sharing, and (ii) share-based compensation, under the provision of the stock option plan of the Issuer, as follows:

2009		R$, except if otherwise indicated
a	body	Board of Directors	Statutory Officers	Fiscal Council	Total
b	number of members (people)	9.17	16.00	5.50	30.67
c	compensation segregated into:
i annual fixed compensation, segregated into:		3,688,930	14,331,548	587,000	18,607,478
. salary or management fees		3,525,475	9,325,712	587,000	13,438,187
. direct and indirect benefits		163,455	5,005,836	N/A	5,169,291
. compensation for participating in committees		N/A	N/A	N/A	N/A
. other		N/A	N/A	N/A	N/A
ii variable compensation, segregated into:		N/A	76,093,306	N/A	39,444,200
. bonuses		N/A	N/A	N/A	N/A
. profit sharing		N/A	55,419,281	N/A	55,419,281
. compensation for attending meetings		N/A	N/A	N/A	N/A
. commissions		N/A	N/A	N/A	N/A
. other		N/A	20,674,025	N/A	20,674,025
iii post-employment benefits:		N/A	N/A	N/A	N/A
iv benefits arising from the termination of mandate		N/A	559,670	N/A	559,670
v stock-based compensation		3,652,531	35,791,670	N/A	39,444,200
d	amount, per body, of the compensation of the board of directors, statutory officers and fiscal council	7,341,461	126,776,195	587,000
e	amount of compensation of the board of directors, statutory officers and fiscal council				134,704,655

Note:
1.           There are five members that comprise the Board of Directors of the Issuer who also perform executive functions, reason why their compensation is defined according to the provisions of the compensation policy adopted for Officers. Accordingly, the amounts referring to the compensation of such members are fully included only in the table related to the compensation of the Issuer’s Executive Board. This note is also applicable to items 13.3, 13.5, 13.6, 13.7, 13.8, 13.10, 13.13 and 13.15.

2.           The number of members of each body corresponds to the annual average number of members of each body computed on a monthly basis, according to the guideline set out in the Circular Letter/CVM/SEP/No. 03/2010. This note is also applicable to item 13.3.
3.           The amounts mentioned in item “c, ii – other” correspond to special fees and, together with the profit sharing described in the table below, comprise the short-term variable compensation paid by the Issuer. The payment criteria related to these fees are the same as those adopted for the payment of short-term variable compensation, as detailed in item 13.1.
4.           The share-based compensation was calculated in compliance with the accounting standards that address this topic – CPC 10. In the Issuer’s consolidated financial statements, this compensation is disclosed in Note 17 – Related Parties, letter “b” Compensation of the Management Key Personnel.

Itaú Unibanco Holding S.A.

A publicly listed company

In 2010, the Stockholders’ Meeting has approved an aggregate amount of R$ 10,000,000.00 (ten million reais) to the members of the Board of Directors and R$ 105,000,000.00 (one hundred and five million reais) to members of the Board of Officers. For the members of the Fiscal Council, a monthly individual compensation of R$ 12 thousand to effective members and R$ 5 thousand to deputy members; of these amounts,

In addition to the compensation established at the shareholders’ meeting, the management members received in 2010 (i) Issuer’s profit sharing, and (ii) share-based compensation, under the provision of the stock option plan of the Issuer, as follows:

2010		R$, except if otherwise indicated
a	body	Board of Directors	Statutory Officers	Fiscal Council	Total
b	number of members (people)	8.00	15.67	5.42	29.09
c	compensation segregated into:
i annual fixed compensation, segregated into:		3,124,351	12,991,464	577,000	16,692,815
. salary or management fees		2,914,500	8,953,504	577,000	12,445,004
. direct and indirect benefits		209,851	4,037,960	N/A	4,247,811
. compensation for participating in committees		N/A	N/A	N/A	N/A
. other		N/A	N/A	N/A	N/A
ii variable compensation, segregated into:		N/A	75,264,141	N/A	75,264,141
. bonuses		N/A	N/A	N/A	N/A
. profit sharing		N/A	44,477,350	N/A	44,477,350
. compensation for participating in meetings		N/A	N/A	N/A	N/A
. commissions		N/A	N/A	N/A	N/A
. other		N/A	30,786,790	N/A	30,786,790
iii post-employment benefits:		N/A	N/A	N/A	N/A
iv benefits arising from the termination of mandate		N/A	1,827,660	N/A	1,827,660
v stock-based compensation		7,394,585	28,695,231	N/A	36,089,816
d	amount, per body, of the compensation of the board of directors, statutory officers and fiscal council	10,518,935	118,778,496	577,000
e	amount of compensation of the board of directors, statutory officers and fiscal council				129,874,431
Note:
1.           There are five members that comprise the Board of Directors of the Issuer who are also members of its Executive Board or of its controlled companies’ boards. In view of the executive duties performed by such members, their compensation is defined according to the provisions of the compensation policy adopted for directors. Accordingly, the amounts referring to the compensation of such members are fully included only in the table related to the compensation of the Issuer’s Executive Board. This note is also applicable to items 13.3, 13.5, 13.6, 13.7, 13.8, 13.10, 13.13 and 13.15.

For 2011, it is proposed that the Stockholders’ Meeting approve an aggregate amount of R$ 11,000,000.00 (eleven million reais) to the members of the Board of Directors and R$ 115,000,000.00 (one hundred and fifteen million reais) to members of the Board of Officers. The Board of Directors should distribute these amounts among the members of such bodies, according to the compensation policy of the Issuer, estimating that the amount shall be paid in the proportions described in the table below. It should be noted that the aggregate amounts include possible charges to be supported by the Issuer arising from the compensation to be paid, which are not included in the table below.

Regarding the members of the Fiscal Council, it is proposed that the Stockholders’ Meeting approve the monthly individual compensation of R$ 12,000.00 (twelve thousand reais) to effective members and R$ 5,000.00 (five thousand reais) to deputy members.

		R$, except if otherwise indicated
a	body	Board of Directors	Statutory Officers	Fiscal Council	Total
b	number of members (people)	8.00	15.00	6.00	29.00
c	compensation segregated into:
i annual fixed compensation, segregated into:		9,130,000	23,800,000	612,000	33,542,000
. salary or management fees		8,300,000	18,800,000	612,000	27,712,000
. direct and indirect benefits		830,000	5,000,000	N/A	5,830,000
. compensation for participating in committees		N/A	N/A	N/A	N/A
. other		N/A	N/A	N/A	N/A
ii variable compensation, segregated into:		N/A	71,000,000	N/A	71,000,000
. bonuses		N/A	N/A	N/A	N/A
. profit sharing		N/A	See below	N/A	See below
. compensation for participating in meetings		N/A	N/A	N/A	N/A
. commissions		N/A	N/A	N/A	N/A
. other		N/A	71,000,000	N/A	71,000,000
iii post-employment benefits:		N/A	N/A	N/A	N/A
iv benefits arising from the termination of mandate		N/A	N/A	N/A	N/A
v stock-based compensation		See below	See below	N/A	See below
d	amount, per body, of the compensation of the board of directors, statutory officers and fiscal council	9,130,000	94,800,000	612,000
e	amount of compensation of the board of directors, statutory officers and fiscal council				104,542,000

Itaú Unibanco Holding S.A.

A publicly listed company

In addition to the compensation established at the shareholders’ meeting, the members of the Board of Directors and the Board of Officers shall receive (i) Issuer’s profit sharing, which, under the provisions of paragraph 1, Article 152, of Law No. 6,404/76, is limited to the annual compensation of management or 10% of the company’s profits, whichever is lower; and (ii) share-based compensation, under the provisions of the stock option plan of the Issuer. It should be noted that the total number of options to be granted in any given year shall not exceed the limit of 0.5% of total shares of the Issuer that the majority and minority shareholders hold at the base date of the year-end balance sheet, taking into consideration that in the event that in a certain year the number of granted options is below the limit of 0.5% of total shares, the difference may be added when options are granted in any of the seven (7) subsequent years.

13.3 With respect to the variable compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past tree years and to that determined for the current year, please prepare a table containing:

As permitted by local authority, we included information relating to fiscal years of 2009 and 2010.

2009			R$, except if otherwise indicated
a	body		Board of Directors	Statutory Officers	Fiscal Council	Total
b	number of member (people)		9.17	16.00	5.50	30.67
c	With respect to bonuses:
	i	minimum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
	ii	maximum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
	iii	amount provided for in the compensation plan should the targets established be achieved	N/A	N/A	N/A	N/A
	iv	amount effectively recognized in income or loss for last year	N/A	N/A	N/A	N/A
d	with respect to profit sharing:
	i	minimum amount provided for in the compensation plan	N/A	52,047,799	N/A	52,047,799
	ii	maximum amount provided for in the compensation plan	N/A	109,278,725	N/A	109,278,725
	iii	amount provided for in the compensation plan should the targets established be achieved	N/A	80,966,086	N/A	80,966,086
	iv	amount effectively recognized in income or loss for last year	N/A	76,093,306	N/A	76,093,306

Note:
The expression “variable compensation” corresponds to special fees together with profit sharing, which comprise the short-term variable compensation paid by the Issuer. Variable compensation recognized in 2009, in the amount of R$ 76,093,306, is composed of R$ 55,419,281 of profit sharing and results, and R$20,674,025 of “special fees”. If the result of transmitter were zero or negative, the minimum amount provided for in the compensation plan would be zero.

2010			R$, except if otherwise indicated
a	body		Board of Directors	Statutory Officers	Fiscal Council	Total
b	number of member (people)		8.00	15.67	5.83	29.50
c	With respect to bonuses:
	i	minimum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
	ii	maximum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
	iii	amount provided for in the compensation plan should the targets established be achieved	N/A	N/A	N/A	N/A
	iv	amount effectively recognized in income or loss for last year	N/A	N/A	N/A	N/A
d	with respect to profit sharing:
	i	minimum amount provided for in the compensation plan	N/A	42,226,658	N/A	42,226,658
	ii	maximum amount provided for in the compensation plan	N/A	91,554,742	N/A	91,554,742
	iii	amount provided for in the compensation plan should the targets established be achieved	N/A	68,906,075	N/A	68,906,075
	iv	amount effectively recognized in income or loss for last year	N/A	75,264,141	N/A	75,264,141

Note:
“Variable compensation” recognized in 2010, in the amount of R$ 75,264,141 is composed of R$ 44,477,350 of profit sharing and results, and R$ 30,786,790 of “special fees”. If the result of transmitter were zero or negative, the minimum amount provided for in the compensation plan would be zero.

In relation to the profit sharing and results for 2011, see clarification in item 13.2.

13.4 With respect to the plan on share- based compensation for the Board of Directors and Board of Statutory Officers in effect in the last year and determined for the current year, please describe:

a) general terms and conditions

The issuer has been one of the first Brazilian companies to compensate executives with stock options, a practice that has adopted since 1995. The current stock option plan of the Issuer (“Plan”), being extended to the entire Itaú Unibanco Conglomerate, including its subsidiaries, and it is frequently revisited, aiming at better adjusting it to the legal innovations and the reality of the Issuer itself. Its last update will be submitted to the Extraordinary Stockholders’ Meeting held on April 25, 2011 (“Meeting”), a date on which minor amendments to the Plan will be proposed.

Itaú Unibanco Holding S.A.

A publicly listed company

According to the plan’s provisions, the Issuer may grant stock options to its Directors and members of the Board of Directors and management members of controlled companies (“management”), and to high qualified employees of the issuer and its controlled companies (“employees”) (“management and employees, collectively, “beneficiaries”). The rules and operational procedures of the plan are established by a committee appointed by the Board of Directors of the Issuer (“Committee”)

It should be noted that the Itaú and Unibanco conglomerates had programs for share-based payment before the merger on November 3, 2008. However, taking into consideration the fact that it is no longer possible to grant options under the Unibanco stock option plan, all information disclosed on this item 13.4 refers only to the current plan provisions. It should be noted that, in relation to the options granted under the Unibanco stock option plan, the provisions set out in it are applicable. On the other hand, it can be noted that in the Extraordinary Shareholders’ Meeting held on April  24, 2009, the assumption of the rights and obligations of the Unibanco stock option plan by the Issuer was approved, which maintains the monitoring of the options granted within the scope of Unibanco plan.

The plan is available both on CVM and the Issuer’s website (www.itau-unibanco.com.br\ri).

b) main objectives of the plan

The plan’s main objective is to attract, motivate and integrate executives and employees into the process of developing the institution in the medium and long-terms, offering them the opportunity to take part in the appreciation that their work and dedication bring to the stocks of the Issuer, including to discourage behaviors that increase the exposure to risks above the level considered prudent in the short, medium and long term-strategies adopted by the Issuer.

c) how the plan contributes to these objectives

A significant portion of the variable compensation of the Beneficiaries is paid through stock options, so that the Beneficiaries are encouraged to contribute to the good shareholding performance, since they actively benefit from the outcome of this appreciation. Accordingly, the institution attains the objective defined in item “b” of this item, linking its management and employees to the organization’s long-term strategies. The Beneficiaries, in turn, take part in the appreciation of shares comprising the capital of the Issuer.

d) how the plan fits into the Issuer’s compensation policy

The plan is in compliance with the principles of the Issuer’s compensation policy, taking into consideration that (i) a significant portion of the variable compensation of its Beneficiaries is paid through stock option, linking them to the Issuer’s long-term projects and results; (ii) it is an instrument that stimulates individual development and commitment; and (iii) it enables the retaining of Beneficiaries (the benefit from the exercise of options is gained in the long-term).

e) how the plan is aligned with the short-, medium- and long-term interests of management and the Issuer

The Plan is aligned with the interests of the Issuer and of its Beneficiaries, since it (i) provides incentives to high level executives and employees to remain in the Company; (ii) encourages the individual performance and commitment of Beneficiaries to the long-term results of the institution; and (iii) provides the opportunity to Beneficiaries to become shareholders of the Issuer, under the terms and conditions established in the Plan.

f) maximum number of shares covered

The number of options to be granted is subject to the limits imposed by the Plan (see item “g”). In addition, the shares purchased by Beneficiaries through the exercise of options may be subject to restrictions related to their sale (a holding period).

g) maximum number of options to be granted

The Committee shall be responsible for establishing the total number of options to be granted in relation to each year, being able to segment the total lot in series, defining the characteristics of each series. However, the total number of options to be granted in each year shall not exceed the limit of zero point five per cent (0.5%) of total shares of the Issuer that the majority and minority shareholders hold at the base date of the year-end balance sheet, taking into consideration that if in a certain year the number of granted options is below the limit of zero point five per cent (0.5%) of total shares, the difference may be added in any of each the seven (7) subsequent years.

h) conditions for the purchase of shares

The shares are purchased within the exercise period, as long as the vesting period is terminated (see subitem “j” below), upon the payment of the strike price (see subitem “i” below). In addition, options are cancelled in certain situations, such as the termination of the relationship (statutory or employment) between the Beneficiary and the Issuer or its controlled companies before the end of the vesting period (see subitem “n” below).

Itaú Unibanco Holding S.A.

A publicly listed company

i) criteria for setting purchase or strike price

The strike price shall be set by the Committee when the option is granted and may be based on one of the following parameters:

In the case of simple options: to set the strike price of options, the Committee shall consider the average price of the preferred shares of the Issuer at the trading sessions of BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange) in the three months prior to the issuance date of the options, and the granting of a positive or negative adjustment of up to 20%. The prices so established shall be adjusted up to the month prior to the option exercise by IGP-M or, in its absence, by the index stipulated by the Committee, and they shall be paid in a term equal to that in effect for the settlement of the transactions at BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros.

In the case of bonus options: for those Beneficiaries who have, at the Committee’s discretion and upon the use of performance and leadership assessment tools, outstanding performance and potential, the Committee may offer options of which the strike price is paid through the performance of a positive covenant, supported by the Beneficiary’s obligation to invest, in the Issuer’s shares, a part or the total amount of the net bonus received in relation the previous year, and keep the ownership of these shares unchanged and without any type of liens from the option granting date until the option exercise date.

The shares purchased by the Beneficiaries to comply with positive covenants related to bonus options may be acquired from the Issuer’s Treasury, which may opt for delivering the shares as ADRs (American Depositary Receipts), representing one preferred share of the Issuer traded on the New York Stock Exchange (NYSE). For purposes of delivery of such shares, the Committee shall establish the purchase price, which shall be equal to the average quotation of the Issuer’s shares on BM&FBOVESPA in the 30 days prior to the establishment of such price.

j) criteria for defining the exercise period

The options can only be exercised after the vesting period, and other than the blackout periods established by the Committee. The vesting period of each series shall be defined by the Committee at the time of the issue, and may vary between 1 year and 7 years, counted from the issuance date.

k) type of option settlement

There are two types of option settlement of strike price:

In the case of simple options: at the time that an option is exercised, the Beneficiary must pay to the Issuer the strike price, in cash, subject to the rules and conditions established by the Committee; and

In the case of bonus options: confirmation of the performance of positive covenants mentioned in subitem “e” of this item.

l) Restriction on the transfer of shares

The availability of shares that the Beneficiaries have subscribed upon the exercise of options may be subject to additional restrictions, as may be resolved by the Committee. Thus the percentage of shares that shall remain unavailable, as well as the period of such unavailability, may be defined by the Committee in view of the program applicable to each Beneficiary.

m) criteria and events that, when verified, will cause the suspension, amendment or termination of the plan

The Committee may suspend the exercise of options under justifiable circumstances, such as during organization of subscription works, great market fluctuation or legal and regulatory restrictions. In addition, the plan may only be amended or terminated upon a proposal from the Committee, after approval at the Shareholders’ Meeting.

n) effects of the management member’s leave from the issuer’s bodies on their rights provided for in the plan on share-based compensation

As a general rule, the options of management members that resign or are dismissed from the Issuer and/or its controlled companies shall have their effective and vesting periods terminated. However, such termination shall not occur in case the management member leaves because she/he is not reelected owing to the fact that she/he reached the age limit for exercising the job or the employee resigns after completing 55 years of age. In addition, in case an employee leaves concurrently to her/his election to a management member position in the Issuer or in its controlled companies, or if the management member now occupies another statutory position in the Issuer or in its controlled companies, the termination shall neither be effective.
In addition to the previously mentioned cases, the Committee may, in exceptional circumstances and having complied with the criteria established in an internal regulation, choose not to terminate these options.
In case of the Beneficiary’s death after her/his leave, considering that such beneficiary had been entitled to exercise the options, her/his successors may exercise them until the end of the remaining effective period of the Beneficiary’s options.

Itaú Unibanco Holding S.A.

A publicly listed company

13.5. Give the number of shares or quotas directly or indirectly held in Brazil and abroad and other securities convertible into shares or quotas issued by the Issuer, its direct or indirect parent companies, subsidiaries or companies under common control, by members of the Board of Directors, Board of Statutory Officers, or Fiscal Council, grouped per body, at the end of the last year

		Board of Directors (except those already considered in the Management)			Management			Fiscal Council
		Shares			Shares			Shares
Company		Commom	Preferred	Total	Commom	Preferred	Total	Commom	Preferred	Total
Issuer	Itaú Unibanco Holding S.A.	3,147,894	4,485,362	7,633,256	9,470,166	8,724,713	18,194,879	33,687	835,207	868,894
	Companhia E.Johnston de Participações	800	1,600	2,400	-	-	-	-	-	-
Controlling	Companhia ESA	234,350,507	-	234,350,507	111,790,278	-	111,790,278	-	-	-
Company	Itaúsa - Investimentos Itaú S.A.	234,351,754	138,693,801	373,045,555	111,790,278	31,373,560	143,163,838	-	160,000	160,000
	IUPAR - Itaú Unibanco Participações S.A.	3	-	3	1	-	1	-	-	-

Note: The shares are held directly.

Itaú Unibanco Holding S.A.

A publicly listed company

13.6.
With respect to the stock-based compensation to the board of directors and statutory executive board recognized in the income or loss for the current past year and to that determined for the current year, prepare a table containing:

2009
a	body		Board of Directors
b	number of members (average)		8
year of the option granting			2003	2005	2007	2008	2009
c	with respect to each granting of stock options:
	i	grant date	9/2/2003	2/1/2005	3/21/2007	5/14/2008	8/10/2009
	ii	number of options granted	113,851	506,008	227,703	75,901	874,167
	iii	term for the options to be exercised	1/3 per year after 3 years	1/3 per year after 3 years	1/3 per year after 3 years	1/3 per year after 3 years	1/4/2012
	iv	maximum term for the exercise of the options	12 months	12 months	12 months	12 months	12/31/2014
	v	term of restriction for the transfer of shares	2 years for 50%	2 years for 50%	2 years for 50%	2 years for 50%	2 years for 50%
	vi	weighed average strike price of each of the following share groups:
		. outstanding at the beginning of the year	$7.77	$14.83	$31.32	$38.92	$27.27	(1)
		. lost during the year	-	-	-	-	-
		. exercised during the year	$7.77	$15.12	-	-	-
		. expired during the year	-	$14.90	-	-	-
d	fair value of the options on the grant date		$3.89	$6.37	$6.86	$7.23	$11.35
e	potential dilution in the case of exercise of all options granted		0.002%	0.011%	0.005%	0.002%	0.019%

(1) Weighted average exercise price on the grant date, since the options were granted after the beginning of fiscal year.

Continued
a	body		Statutory Officers
b	number of members (average)		18
year of the option granting			2004		2005		2006		2007		2008			2009
c	with respect to each granting of stock options:
	i	grant date	2/16/2004	4/12/2004	2/1/2005	2/21/2005	2/21/2006	7/4/2006	2/14/2007	9/3/2007	2/11/2008	3/3/2008	9/3/2008	3/3/2009	3/6/2009
	ii	number of options granted	3,843,124	506,008	297,279	3,511,750	4,182,750	158,127	3,803,525	149,697	3,660,799	181,993	96,797	6,200,040	338,949
	iii	term for the options to be exercised	12/31/2008	1/3 per year after 3 years	1/3 per year after 3 years	12/31/2009	12/31/2009	1/3 per year after 3 years	12/31/2011	50% after 3 years and 50% after 5 years	12/31/2012	50% after 3 years and 50% after 5 years	50% after 3 years and 50% after 5 years	12/31/2013	50% after 3 years and 50% after 5 years
	iv	maximum term for the exercise of the options	12/31/2011	12 months	12 months	12/31/2012	12/31/2012	12 months	12/31/2014	-	12/31/2015	-	-	12/31/2016	-
	v	term of restriction for the transfer of shares	2 years for 50%	2 years for 50%	2 years for 50%	2 years for 50%	2 years for 50%	2 years for 50%	2 years for 50%	without restriction	2 years for 50%	without restriction	without restriction	2 years for 50%	without restriction
	vi	weighed average strike price of each of the following share groups:
		. outstanding at the beginning of the year	$11.52	$10.99	$14.83	$16.47	$24.51	$24.82	$31.21	(1)	$35.98	(1)	(1)	$23.45	(1)
		. lost during the year
		. exercised during the year	$12.71	$10.99	$15.15	$16.23	$24.11	-	$30.61	-	$28.93	-	-	-	-
		. expired during the year	-	$10.99	$15.24	-	-	-	-	-	-	-	-	-	-
d	fair value of the options on the grant date		$4.20	$6.79	$7.09	$6.20	$10.27	$7.28	$8.70	$22.22	$5.69	$21.94	$22.43	$4.25	$21.84
e	potential dilution in the case of exercise of all options granted		0.095%		0.083%		0.095%		0.086%		0.086%			0.143%

Note:
1.	(1) Granting of stock options from the Unibanco Plan, which strike price is a positive covenant, according to the concept explained in subitem 13.4, “i”.

2.	The amounts are adjusted by events occurred over the period (reverse split, bonus, conversion of Unibanco shares into Itaú Unibanco etc.).

3.	Granting of stock options presented above are those that gave rise to expenses recognized in the last fiscal year.

4.
As provided for in subitem 13.4, the members of the Board of Directors of the Issuer only became eligible to the stock option plan of the Issuer from 2009. Accordingly, the stock option grants related to the Board of Directors, presented in the above table and for prior years, are stock options of the Unibanco Plan (which already provided for this possibility) or of members of the Board of Directors who, in the past, were part of the Executive Board.

5.
The number of members of each body (item "b") corresponds to the number of management members with options outstanding at the end of the last fiscal year, according to the guideline of the Circular Letter/CVM/SEP/No. 03/2010.

Itaú Unibanco Holding S.A.

A publicly listed company

2010
a	body		Board of Directors
b	number of members (average)		8
year of the option granting			2005	2007	2008	2009
c	with respect to each granting of stock options:
	i	grant date	2/1/2005	3/21/2007	5/14/2008	8/10/2009
	ii	number of options granted	105,417	227,703	75,901	874,167
	iii	term for the options to be exercised	1/3 per year after 3 years	1/3 per year after 3 years	1/3 per year after 3 years	04/01/2012
	iv	maximum term for the exercise of the options	12 months	12 months	12 months	12/31/2014
	v	term of restriction for the transfer of shares	2 years for 50%	2 years for 50%	2 years for 50%	2 years for 50%
	vi	weighed average strike price of each of the following share groups:
		. outstanding at the beginning of the year	$15.31	$32.32	$40.17	$27.43
		. lost during the year	-	-	-	-
		. exercised during the year	$15.96	$0.00	-	-
		. expired during the year	15.89	$0.00	-	-
d	fair value of the options on the grant date		$11.04	$12.27	$18.06	$11.35
e	potential dilution in the case of exercise of all options granted		0.002%	0.005%	0.002%	0.019%

a	body		Diretoria estatutária
b	number of members (average)		19
year of the option granting			2004	2005		2006		2007		2008			2009		2010
c	with respect to each granting of stock options:
	i	grant date	2/16/2004	2/1/2005	2/21/2005	2/21/2006	7/4/2006	2/14/2007	9/3/2007	2/11/2008	3/3/2008	9/3/2008	3/3/2009	3/6/2009	4/17/2010		8/30/2010	9/30/2010
	ii	number of options granted	631,812	48,489	2,979,625	3,517,250	158,127	3,822,500	24,743	3,699,847	44,468	8,252	6,291,340	205,368	2,130,176		235,784	888,608
	iii	term for the options to be exercised	12/31/2008	1/3 por ano após 3 anos	12/31/2009	12/31/2010	1/3 por ano após 3 anos	12/31/2011	50% após 3 anos e 50% após 5 anos	12/31/2012	50% após 3 anos e 50% após 5 anos	50% após 3 anos e 50% após 5 anos	12/31/2013	50% após 3 anos e 50% após 5 anos	12/31/2014		50% após 3 anos e 50% após 5 anos	50% após 3 anos e 50% após 5 anos
	iv	maximum term for the exercise of the options	12/31/2011	12 meses	12/31/2012	12/31/2013	12 meses	12/31/2014	-	12/31/2015	-	-	12/31/2016	-	12/31/2017		9/30/2015	10/31/2015
	v	term of restriction for the transfer of shares	2 anos para 50%	2 anos para 50%	2 anos para 50%	2 anos para 50%	2 anos para 50%	2 anos para 50%	sem restrição	2 anos para 50%	sem restrição	sem restrição	2 anos para 50%	sem restrição	2 anos para 50%		50%: 17/08/15 e 50%: 17/08/18	50%: 30/09/15 e 50%: 30/09/18
	vi	weighed average strike price of each of the following share groups:
		. outstanding at the beginning of the year	$11.52	$15.31	$16.21	$24.12	$25.62	$30.72	(1)	$35.41	(1)	(1)	$23.16	(1)	37,52	(2)	(1)	(1)
		. lost during the year					-	$33.39		$38.49	(1)	(1)	$25.17	(1)	$40.38
		. exercised during the year	$12.26	$15.69	$16.50	-	26.73	$31.19	(1)	-	-	-	$24.92	-	-		-	-
		. expired during the year	-	$15.89	-	-	26.69	-	(1)	-	-	-	-	-	-		-	-
d	fair value of the options on the grant date		$4.20	$11.04	$6.20	$10.27	$12.42	$8.70	$32.35	$5.69	$29.31	$25.73	$4.25	$17.31	$12.22		$32.48	$35.73
e	potential dilution in the case of exercise of all options granted		0.014%	0.066%		0.080%		0.084%		0.082%			0.142%		0.073%

NOTE:

(1)	Granting of stock options from the Unibanco Plan, which strike price is a positive covenant, according to the concept explained in subitem 13.4, “i”.
(2)	Weighted average exercise price on the grant date, since the options were granted after the beginning of fiscal year.

With respect to stock option compensation in 2011, see the explanations in item 13.2.

Itaú Unibanco Holding S.A.

A publicly listed company

13.7.   With respect to the outstanding options of the board of directors and statutory executive board at the end of the previous year, please prepare a table containing:

2010
a	body		Board of Directors
b	number of members		7
option granting year			2007	2008	2009
c	with respect to the options that cannot yet be exercised
	i	number	227,703	75,901	874,167
	ii	date on which they can be exercised	3/1: 03/21/10, 3/1: 03/21/11 e 3/1: 03/21/12	3/1: 05/14/11, 3/1: 05/14/12 e 3/1: 05/14/13	3/1: 01/01/11, 3/1: 01/01/12 e 3/1: 01/01/13
	iii	maximum term for the exercise of the options	12 months	12 months	12/31/2014
	iv	term of restriction for the transfer of shares	2 years for 50%	2 years for 50%	2 years for 50%

	v	weighed average exercise price	$34.60	$42.99	$30.25
	vi	fair value of the options on the last day of the year	$12.27	$18.06	$11.35
d	with respect to the options that can be exercised
	i	number
	ii	maximum term for the exercise of the options	-	-	-
	iii	term of restriction for the transfer of shares	-	-	-
	iv	weighed average exercise price	-	-	-
	v	fair value of the options on the last day of the year	-	-	-
	vi	fair value of total options on the last day of the year	-	-	-

2010
a	body		Statutory Officers
b	number of members		17
option granting year			2004	2005	2006	2007	2008		2008		2009		2010
c	with respect to the options that cannot yet be exercised
	i	number	-		3,187,250	52,707	7,561	2,887,500	36,541	2,827,823	188,226	4,653,660	1,846,171	339,625	888,608
	ii	date on which they can be exercised	-		1/1/2011	7/4/2011	9/3/2012	1/1/2012	50%: 03/03/11 e 50%: 03/03/13	1/1/2013	50%: 06/06/12 e 50%: 03/06/14	1/1/2014	1/1/2015	50%: 08/17/13 and 50%: 08/17/15	50%: 09/30/13 and 50%: 09/30/15
	iii	maximum term for the exercise of the options	-		12/31/2013	12 meses	-	12/31/2014	-	12/31/2015	-	12/31/2016	12/31/2017	9/30/2015	10/31/2015
	iv	term of restriction for the transfer of shares	-		2 years for 50%	2 years for 50%	without restriction	2 years for 50%	without restriction	2 years for 50%	without restriction	2 years for 50%	2 years for 50%	50%: 08/17/15 and 50%: 08/17/18	50%: 09/30/15 and 50%: 09/30/18
	v	weighed average strike price	-		$26.60	$27.42	(1)	$33.87	(1)	$39.05	(1)	$25.54	$41.48	(1)	(1)
	vi	fair value of the options on the last day of the year	-		$10.27	$13.22	$31.68	$8.70	$32.83	$5.69	$17.31	$4.25	$12.22	$33.67	$35.73
d	with respect to the options that can be exercised
	i	number	218,943	1,630,375	330,000	52,710	-	302,500	-	861,437	-	878,350	216,490	-	-
	ii	maximum term for the exercise of the options	12/31/2011	12/31/2012	5/3/2013	7/3/2011	-	5/3/2013	-	5/3/2013	-	5/3/2013	5/3/2013	-	-
	iii	term of restriction for the transfer of shares	2 years for 50%	2 years for 50%	without restriction	2 years for 50%	-	without restriction	-	without restriction	-	without restriction	without restriction	-	-
	iv	weighed average strike price	$11.70	$17.88	$26.60	$27.42	-	$33.87	-	$39.05	-	$25.54	$41.48	-	-
	v	fair value of the options on the last day of the year	$4.20	$6.20	$10.27	$12.50	-	$8.70	-	$5.69	-	$4.25	$12.22	-	-
	vi	fair value of total options on the last day of the year	$918,984	$10,103,212	$3,388,185	$658,650	-	$2,632,297	-	$4,899,222	-	$3,728,991	$2,645,508	-	-

Note:
1.	(1) Granting of stock options from the Unibanco Plan, which strike price is a positive covenant, according to the concept explained in subitem 13.4, “i”.

2.	The amounts are adjusted by events occurred over the period (reverse split, bonus, conversion of Unibanco shares into Itaú Unibanco etc.).

3.
As provided for in subitem 13.4, the members of the Board of Directors of the Issuer only became eligible to the stock option plan of the Issuer from 2009. Accordingly, the stock option grants related to the Board of Directors, presented in the above table and for prior years, are stock options of the Unibanco Plan (which already provided for this possibility) or board members that in the last year took part of the Executive Board.

4.
The number of members of each body (item "b") corresponds to the number of management members with options outstanding at the end of the last fiscal year, according to the guideline of the Circular Letter/CVM/SEP/No. 03/2010.

Itaú Unibanco Holding S.A.

A publicly listed company

13.8 With respect to the options exercised and shares delivered relating to the share-based compensation to the Board of Directors and Board of Statutory Officers for last tree years, prepare a table containing:

As permitted by local authority, we included information relating to fiscal years of 2009 and 2010.

2009
a	body		Board of Directors		Statutory Officers
b	number of members		2		9
option granting year			2003	2005	2002	2003	2004	2005	2006	2007	2008	2009
c	with respect to the options exercised, please inform:
	i	number of shares	37,950	231,920	1,485,000	2,158,500	3,104,544	735,665	687,500	43,640	102,929	133,581
	ii	weighed average strike price	$7.77	$15.12	$11.36	$7.66	$11.53	$15.52	$24.15	(1)	(1)	(1)
	iii	total amount of the difference between the strike price and the market value of shares related to the options exercised	$838,316	$3,276,685	$23,590,710	$44,816,793	$55,025,223	$9,077,265	$7,893,502	$1,231,441	$2,904,469	$3,769,413
d	with respect to the shares delivered, please inform:
	i	number of shares	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	ii	weighed average purchase price	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	iii	total amount of the difference between the purchase price and the market value of the shares purchased	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Note:
1.	Granting of stock options from the Unibanco Plan, which strike price is a positive covenant, according to the concept explained in subitem 13.4, “i”.
2.	The amounts are adjusted by events occurred over the period (reverse split, bonus, conversion of Unibanco shares into Itaú Unibanco etc.).
3.
As provided for in subitem 13.4, the members of the Board of Directors of the Issuer only became eligible to the stock option plan of the Issuer from 2009. Accordingly, the stock option grants related to the Board of Directors, presented in the above table and for prior years, are stock options of the Unibanco Plan (which already provided for this possibility).

4.
The number of members of each body (item “b”) corresponds to the number of management members with options exercised at the end of the last fiscal year, according to the guideline of the Circular Letter/CVM/SEP/No. 03/2010.

2010
a	body		Board of Directors		Statutory Officers
b	number of members		1		9
option granting year			2005	2004	2005	2006	2007	2009
c	with respect to the options exercised, please inform:
	i	number of shares	105,417	152,000	1,397,739	52,710	631,122	694,980
	ii	weighed average strike price	$15.96	$12.26	$16.47	$26.73	$30.63	24.92
	iii	total amount of the difference between the strike price and the market value of shares related to the options exercised	$2,038,449	$4,018,880	$30,662,922	$304,189	$4,996,859	$11,036,282
d	with respect to the shares delivered, please inform:
	i	number of shares	N/A	N/A	N/A	N/A	N/A	N/A
	ii	weighed average purchase price	N/A	N/A	N/A	N/A	N/A	N/A
	iii	total amount of the difference between the purchase price and the market value of the shares purchased	N/A	N/A	N/A	N/A	N/A	N/A

13.9. Brief description of the information necessary for understanding the data disclosed in items 13.6 to 13.8, such as an explanation of the pricing model for share and option value, indicating, at least:

a) Pricing model

Itaú Unibanco Holding adopts the Binomial model for simple options plan and the Black & Scholes method for the bonus options.

•
Binomial pricing model: presupposes that there are two possible paths in the behavior of prices of assets – one upward and the other downward. Then a tree with price paths is built in order to determine the share value on a future date, based on the defined volatility and time interval between the tree steps from pricing to maturity. The pricing process of this model is carried out adopting the “Backward Induction method”, from the knots of the maturity to the starting point.

•
Black & Scholes pricing model: assumes that the pricing of the underlying asset follows a continuous behavior of the Geometric Brownian Movement, with constant interest rate and volatility through the transaction maturity. This is, the probabilistic distribution of prices of an underlying asset in a future date is log-normal, and therefore, the probabilistic distribution of returns calculated on a continuous basis and composed between two dates is normal.

b) Data and assumptions used in the pricing model, including the weighed average price of shares, exercise price, volatility expected, term of the option, dividends expected and risk-free interest rate

The Binomial pricing model used in the simple options plan considers, for pricing purposes, the price assumptions for underlying assets, strike price, volatility, dividend return rate, risk-free rate, vesting period and expected term of the option.

The Black & Scholes pricing model used in the bonus options plan considers the price assumptions for underlying assets, dividend return rate, vesting period and expected term of the option.

Itaú Unibanco Holding S.A.

A publicly listed company

The assumptions used are described as follows:

•	Price of the underlying asset: the share price of Itaú Unibanco Holding (ITUB4) used for calculation is the closing price at BOVESPA on the calculation base date;

•	Strike price: as the strike price of the option, the strike price previously defined at the option issue is adopted, adjusted by the IGP-M or IPCA variation, according to the series;

•
Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of closing prices of the ITUB4 share, released by Bovespa, adjusted by the IGP-M variation;

•	Dividend rate: is the average annual return rate in the last 3 (three) years of Paid Dividends, plus Interest on Capital of the ITUB4 share;

•	Risk-Free Interest Rate: the applied risk-free rate is the IGP-M or IPCA coupon, according to the series, at the expiration date of the option plan;

•	Option term: the term of the option is set at the time of its issuance; and

•	Option vesting period: the vesting period of the option is set at the time of its issuance.

c) Method used and assumptions made to absorb the expected early exercise effects

The stock option plan of the Issuer provides for a vesting period for each granted series, from 1 (one) to 7 (seven) years, at the time the option is issued to the end of the vesting period, which is a period when the exercise of options is not allowed. The vesting period is set at the time when the series of options is issued.  From the end of the vesting period, the option can be exercised at any time until the end of the agreement. The option pricing using the binomial tree took into consideration the vesting period for the exercise of options.

d) Method to determine expected volatility

Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of closing prices of the ITUB4 share, adjusted by the IGP-M or IPCA variation, according to the series.

e) If any other characteristic of the options was included in its fair value measurement

The historical series is adjusted by splits, bonuses and reverse splits.

13.10 With respect to the pension plans in effect granted to the members of the Board of Directors and Board of Statutory Officers, please supply the following information in a table format:

a	body	Board of Directors				Statutory Officers
b	number of members	1		1		9		2		13
c	plan’s name	ITAUBANCO CD		Futuro Inteligente		ITAUBANCO CD		Futuro Inteligente		PGBL
d	number of management members that have the conditions necessary for retirement		-		1		6		0		0
e	conditions for early retirement	50 years of age		50 years of age		50 years of age		50 years of age		Relationship termination with the Issuer
f	restated amounts of contributions accumulated in the pension plan by the end of last year, less the portion related to contributions made directly by management members	R$	817,048	R$	708,003	R$	19,042,618	R$	530,300	R$	17,508,092
g	total accumulated amount of the contributions made in the previous year, less the portion related to contributions made directly by management members	R$	33,772	R$	69,408	R$	477,738	R$	146,505	R$	1,728,155
h	whether there is the possibility of early redemption and what the conditions are	Não		Não		Não		Não		Não

1.	The number of members of each body (item "b") corresponds to the number of management members that are active participants of the pension plans.

Itaú Unibanco Holding S.A.

A publicly listed company

2.
Defined Contribution pension plan, implemented in 2010 to absorb the participants of the Defined Benefit Supplementary Retirement Plan (PAC), through the adherence of each participant. In the spin-off process, the account balance of each participant was recorded individually.

13.11 In a table, please indicate, for the past tree years, with respect to the Board of Directors, Board of Statutory Officers, and Fiscal Council:

As permitted by local authority, we included information relating to fiscal years of 2009 and 2010.

On March 2, 2010, the Brazilian Institute of Financial Executives – IBEF Rio de Janeiro filed, on behalf of the executives affiliated thereto, an ordinary proceeding requesting an injunction, in which the legality of this item is being challenged. The reason for this is that said disclosure caused great discomfort to the executives, who understand that the requested disclosure would violate their individual rights and guarantees. The petition for injunction filed by IBEF was granted.

The 8th Specialized Panel of the TRF of the 2nd Region upheld the bill of review brought by CVM against the decision granting the injunction. Requests for clarification were lodged to the decision that upheld the bill of review; these requests were acknowledged, but eventually dismissed.

As the material issue was prequestioned, a special appeal for suspension of the effects of the judgment enacted by the TRF of the 2nd Region, but this special appeal was dismissed. A petition for injunction was then filed with the Superior Court of Justice (STJ) for the same purpose, which was granted by said Court.

As the judgment of the special appeal is pending, the Issuer reaffirms its request for the executives’ right to access to the Judiciary branch, mainly regarding such a sensitive matter for them. The submission of the information requested in item 13.11 of the Reference Form would represent the immediate extinction of the executive’s practical interest, thus consolidating the loss mentioned in the proceeding, which subject matter has not been discussed yet.

In view of the concept that the appeal filed by IBEF has a suspensive effect and that the provision of the information requested in item 13.11. would represent a curtailment of the executives’ right to access justice, the Issuer will wait until the aforementioned disclosure is enforceable.

13.12 Describe contractual arrangements, insurance policies, or other instruments to structure mechanisms for compensating or indemnifying management in the event of their removal from position or retirement, indicating the financial consequences to the Issuer

The Issuer does not have any contractual arrangements, insurance policies, or other instruments to structure mechanisms for compensating or indemnifying management in the event of removal from position or retirement.

13.13 With respect to past tree years, indicate the percentage of total compensation of each body recognized in the Issuer’s financial statements related to members of the Board of Directors, Board of Statutory Officers or Fiscal Council that are parties related to the direct or indirect parent companies, as determined by the accounting rules that address this matter

As permitted by local authority, include information relating to fiscal years 2009 and 2010.

2009
Body	Board of Directors	Statutory Officers	Fiscal Council
Related parties	59%	34%	0%

2010

Body	Board of Directors	Statutory Officers	Fiscal Council
Related parties	59%	42%	0%

13.14 With respect to the past tree years, please indicate the amounts recognized in the Issuer’s financial statements as compensation paid to the members of the Board of Directors, the Board of Statutory Officers or Fiscal Council, grouped by body, for any reason other than the position they hold, such as commissions and fees for consulting or advisory services provided.

None.

Itaú Unibanco Holding S.A.

A publicly listed company

13.15 With respect to past tree years, please indicate the amounts recognized in the financial statements of the Issuer’s direct or indirect parent companies, companies under common control and controlled companies as compensation to the members of the Issuer’s Board of Directors, the Board of Statutory Officers or Fiscal Council, grouped by body, specifying the reason such amounts were paid to these people

2009
Body		Board of Directors		Statutory Officers		Fiscal Council	Total
Compensation provided by subsidiaries		R$	1,163,879	R$	115,566,095	-	R$	116,729,974
a	fixed compensation (including benefits)	R$	399,276	R$	11,693,064	-	R$	12,092,340
b	variable compensation		-	R$	71,847,380	-	R$	71,847,380
c	benefits arising from the termination of mandate		-	R$	559,670	-	R$	559,670
d	stock-based compensation	R$	764,603	R$	31,465,981	-	R$	32,230,584
Note:

The main controlled companies that supported the compensation were Itaú Unibanco S.A., Unibanco – União de Bancos Brasileiros S.A. and Banco Itaú BBA S.A.. All of them are companies which shares are 100% held by the Issuer.

2010
Body		Board of Directors	Statutory Officers		Fiscal Council	Total
Compensation provided by subsidiaries		-	R$	107,245,812	-	R$	107,245,812
a	fixed compensation (including benefits)	-	R$	10,272,316	-	R$	10,272,316
b	variable compensation	-	R$	70,712,896	-	R$	70,712,896
c	benefits arising from the termination of mandate	-	R$	1,602,660	-	R$	1,602,660
d	stock-based compensation	-	R$	24,657,940	-	R$	24,657,940
Note:

The main controlled companies that supported the compensation were Itaú Unibanco S.A., Unibanco – União de Bancos Brasileiros S.A.and Banco Itaú BBA S.A.. All of them are companies which shares are 100% held by the Issuer.

13.16. Supply other information that the Issuer may deem relevant.

The Issuer holds significant interest in other publicly-held companies. Information on possible share-based payment established by such companies can be found in their respective reference forms.

In addition, as disclosed in our Financial Statements published on February 22, 2011, the fees assigned to the key management personnel in the fiscal year 2010 were composed as follows:

Compensation of the Management Key Personnel

	12/31/2010	12/31/2009
Remuneration	294,207	218,157
Board of Directors	3,399	11,789
Management	290,808	206,368
Profit Sharing	261,282	224,983
Board of Directors	2,500	381
Management	258,782	224,602
Contributions to retirement plans	8,092	24,002
Board of Directors	589	798
Management	7,503	23,204
Stock Option Plan - Management	128,239	116,361
Total	691,820	583,503

It should be emphasized that, in compliance with CMN Resolution No.3,750, in which the CPC 05 – Disclosure on Related Parties is adopted, approved  by the Comitee on Accountancy Pronouncements (CPC) on October 30, 2008, management key personnel are the persons who have authority and responsibility for the planning, direction and control over the entity’s activities, either directly or indirectly, including any management member (executive or other) of such entity. The amount disclosed in our Financial Statements refers to the compensation of officers and directors of the Issuer, its subsidiaries and affiliates.

Itaú Unibanco Holding S.A.

A publicly listed company

ATTACHMENT VII

REPORT ON THE ORIGIN AND JUSTIFICATION FOR THE PROPOSAL TO AMEND THE COMPANY’S BYLAWS, PURSUANT TO ARTICLE 11 OF CVM INSTRUCTION 481/09, and THE PUBLISHED MATERIAL FACT

Pursuant to Article 11, item II of CVM Instruction 481/09, this report provides the details as to the origin and justification and analyzes the legal and economic effects of the proposal to amend the wording of articles 3, 4 and 9 of the Company’s Bylaws prepared by the Executive Board and approved by the Board of Directors at a meeting held on April 31 2011 (“Proposal for a Statutory Amendment”), and subject to a decision by the Extraordinary General Meetings of the Company convened for April 25 2011.

(i) REVERSE STOCK SPLIT AND SIMULTANEOUS STOCK SPLIT

The Board of Directors is submitting for the examination and approval of the stockholders of the Company the proposal for a reverse stock split of its common and preferred shares in the proportion of 100 (one  hundred) shares for 1 (one) pursuant to Article 12 of Law 6.404/76 and CVM instructions 323/2000 and 358/2002. This proposal reflects the Company’s current stockholding base  made up of a large number of stockholders with holdings of less than a standard lot  of 100 shares, the majority of these holdings dormant and generating high operating and administrative costs as well as undermining the efficiency of the systems for registration, control and disclosure of information.

The operation proposed herein aims to adjust the stockholding base in order to reduce operating and administrative costs. It also seeks to improve the efficiency of the systems for book-entry share registration, control of stockholding positions and disclosure of information to the market, thereby improving the Company’s stockholder services through the reduction in errors of information and communication.

Notwithstanding, in the light of the suggested reverse stock split, the unit price of the Company’s shares would be increased proportionally 100 times, reducing their attractiveness to the market and consequently affecting the liquidity of the traded shares.

In this context, given the need to maintain the value of the Company’s share quotation at a level which is attractive for trading as well as ensuring better liquidity of these shares, the Board of Directors further submits for examination and deliberation of stockholders, a proposal for a stock split for each of the Company’s shares in the proportion of 1 (one) share for 100 (one hundred).

It should be pointed out that in order to simplify the operation, a proposal shall be made to the Meeting to approve initially the cancellation of 75 common shares and 44 preferred shares held as treasury stock in order that the total number of shares in each class is a multiple of 100.

Once approved by the General Stockholders Meeting of the Company, the operations herein intended for cancellation of shares held as treasury stock, reverse stock split and a simultaneous stock split shall be submitted for the examination of the Central Bank of Brazil for ratification. As a subsequent step to ratification, the Company shall publish an “Announcement to the Market”, through which it will provide greater details  as to the implementation of the reverse stock split and simultaneous stock split, in addition to establishing a term of no less than 60 (sixty) days, as from the publication of the said document, to enable holders of the Company’s common and preferred shares in a number not a multiple of 100 (one hundred) to, at their exclusive discretion, adjust their share positions into multiples of 100 (one hundred) share lots via the BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange (“BM&FBOVESPA”), these transactions to be intermediated by the broker of their choice.

Details of the steps involving the reverse stock split and simultaneous stock split, as described, shall be made available to the stockholders, on this same date, via the Brazilian Securities and Exchange Commission’s (CVM) Periodic Information System (IPE) in addition to the Company’s website (www.itau-unibanco.com.br/ri).

Please find below a transcription of the Material Fact published on March 31 2011, containing greater details of the proposed operation.

Itaú Unibanco Holding S.A.

A publicly listed company

PUBLISHED MATERIAL FACT
 “Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

MATERIAL FACT

Whereas the shareholding basis currently comprises a large number of shareholders that own interests lower than the standard lot of 100 shares, which majority is inactive, incurring high operating and administrative costs to the Company, in addition to compromise the efficiency of the system for registering, controlling and disclosing information,  the Board of Directors of Itaú Unibanco Holding S.A. (“Company”) resolved to submit for the appreciation and approval of the Company’s shareholders a proposal for the reverse split of common and preferred shares issued by the Company at the proportion of 100 (one hundred) shares to 1 (one) share, pursuant to the terms of Article 12 of Law No. 6,404/76 and the CVM Instructions Nos. 323/2000 and 358/2002.

The operation proposed herein has the objective of adjusting the shareholding basis, aiming at reducing operating and administrative costs, as well as increasing the efficiency of the systems for registering book-entry shares, controlling shareholding positions and disclosing information to the market, thus improving the service to the shareholders of the Company by mitigating events of information and communication errors.

However, as a result of the suggested reverse split, the quoted unit price of the Company’s shares  would be proportionally raised by 100 times, making the purchase of such shares to be less attractive to the market and, consequently, affecting the liquidity of the shares traded. In this sense, in view of the need of maintaining the quotation for the Company’s shares at a level attractive for trading, and in order to ensure a higher liquidity of such shares, the shareholders shall also resolve on the proposal for the split of each share issued by the Company in the proportion of 1 (one) share to 100 (one hundred) shares.

Description of the Proposed Operation:

I. First Step:

In order to simplify the operation, and allow that the total number of shares issued by the Company, as well as the number of shares of each type, is a multiple of 100, the shareholders shall preliminarily resolve on the cancellation of 75 common shares and 44 preferred shares issued by the Company held in treasury, without any reduction in the capital stock. Should such measure be approved, Article 3 of Bylaws shall be amended to reflect the new composition of capital.

II. Reverse Split of Shares:

The proposed operation intends to carry out the reverse split of 4,570,936,100 (four billion, five hundred and seventy million, nine hundred and thirty six thousand and one hundred) book-entry shares with no par value, comprising the Capital Stock of the Company (“Shares”), in the proportion of 100 (one hundred) Shares to 1 (one) Share of the same type, as indicated below:

	Beginning Number	Ending Number – After Reverse Split
Total Shares	4,570,936,100	45,709,361
Common Shares	2,289,286,400	22,892,864
Preferred Shares	2,281,649,700	22,816,497

The reverse split consists of an effective mechanism for adjusting the shareholding basis, enabling the reduction of operating and administrative costs spent with inactive investors. On the other hand, for other shareholders this mitigation corresponds to an improvement in the service provided by the Company, to the extent that it ensures that the increase in the efficiency of systems for registering book-entry shares, controlling shareholding positions, and disclosing information to the market, thus reducing events of information and communication errors.

III. Split of Shares:

Subsequently and concurrently to the reverse split, the shareholders shall resolve on the split of 45,709,361 (forty five million, seven hundred and nine thousand, three hundred and sixty one) book-entry shares, with no par value, resulting from the reverse split mentioned above, in the proportion of 1 (one) Share to 100 (one hundred) Shares of the same type, as indicated below:

	Beginning Number	Ending Number – After Split
Total Shares	45,709,361	4,570,936,100
Common Shares	22,892,864	2,289,286,400
Preferred Shares	22,816,497	2,281,649,700

Itaú Unibanco Holding S.A.

A publicly listed company

The reverse split has the objective of providing for maintaining the liquidity of Shares traded in the market. In fact, as a result of the suggested reverse split, the quoted unit price of the Company’s Shares  would be proportionally raised by 100 times, making the purchase of such shares to be less attractive to the market and, consequently, the liquidity of the Shares traded. Therefore, the reverse split operation guarantees the maintenance of the quotation for the Company’s Shares at an attractive level, thus providing higher liquidity for trading such Shares in the market.

IV. Applicable Procedures

A.	Term for Adjusting the Shareholding Position

Upon the approval at the Shareholders’ Meeting of the Company, the operations intended for cancellation of treasury shares, reverse split and concurrent split will be submitted to the appreciation of the Central Bank of Brazil for approval.  Subsequent to the approval, the Company will publish an "Announcement to the Market", through which it will provide more details on the carry out of the reverse split and concurrent split of Shares, in addition to establish a minimum term of 60 (sixty) days, counted from the publication of said document, so that the holders of the Company’s common or preferred shares at a number other than a multiple of 100 (one hundred) may, at their free and sole discretion, adjust their shareholding positions in lots that are multiples of 100 (one hundred), in the fiduciary custody of BM&FBOVESPA and in the Depository Institution Itaú Unibanco S.A., upon trading at BM&FBOVESPA S.A.– Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities & Futures Exchange)  (“BM&FBOVESPA”) intermediated by the broker of their choice. The composition of balances that are multiples of 100 (one hundred) shall be obtained in each environment where these shares are registered in the fiduciary custody of BM&FBOVESPA and in the Depository Institution Itaú Unibanco S.A.

B.  Fractions of Shares

When the period of 60 (sixty) days for adjustment of shareholding positions has elapsed, possible fractions of Shares arising from the reverse split will be separated, grouped in integer numbers and sold in an auction to be held at BM&FBOVESPA. The amounts resulting from this sale will be made available to the holders of corresponding share fractions, after the financial settlement of the sale, subject to the following terms:

•	credit into an account for investors whose records and registration are updated with data about current account and Financial Institution;
•	payment to BM&FBOVESPA for investors who, having traded shares in a stock exchange and through their Custody Agents, have their registrations updated; and
•
the amounts will be made available in branches for investors who, although they do not have current account record in the Financial Institution, keep their respective registrations in regular status and updated, so as to enable their communication and identification at the time the amounts are withdrawn. It should be emphasized that, upon request, the amounts will be paid adjusted at the SELIC rate or any rate that may replace it.

Regarding the shareholders not identified or found, the amounts to which they are entitled will be maintained at their disposal at the Company, and upon request, they will be paid adjusted at the SELIC rate or any rate that may replace it. It should be emphasized that shareholders’ registration may be updated in the following Itaú Unibanco specialized branches:

Belo Horizonte - MG
Av. João Pinheiro, 195 - Térreo

Brasília - DF
SCS Quadra 3 - Edifício Dona Angela - Sobreloja

Curitiba - PR
Rua João Negrão, 65 - Sobreloja

Porto Alegre - RS
Rua Sete de Setembro, 746 - Térreo

Rio de Janeiro - RJ
Rua Sete de Setembro, 99 - Subsolo

Salvador - BA
Av. Estados Unidos, 50 - 2º andar - Edifício Sesquicentenário

São Paulo - SP
Rua Boa Vista, 176 - Subsolo

Further details about the auction of Share fractions, as well as the date it will be held and the date on which the proceeds arising therefrom will be available to the shareholders will be informed on a timely basis, after the period for adjustment of shareholding positions has elapsed, through an “Announcement to the Market."

Itaú Unibanco Holding S.A.

A publicly listed company

V. Supplementary Information

A. Maintenance of Share conditions

Upon the completion of the reverse split and concurrent split, the Shares of the Company’s capital stock will be exclusively traded at the proportion achieved by the reverse split and concurrent split of the Company’s Shares, maintaining the same rights currently in effect, including regarding the payment of dividends and possible capital remuneration. Therefore, at the extent the reverse split and split are processed in the same proportion, the operation hereof, if approved at the Shareholders’ Meeting and the proper Regulatory Authorities, shall not result in a change in the value of monthly dividends distributed or in the number of shares comprising the Capital Stock, thus maintaining the wording of Article 3 of Bylaws of Itaú Unibanco Holding S.A. (already considering the cancellation of shares mentioned in item I above).

B. ADRs and CEDEARs

The reverse split and split of shares are carried out considering the total number of shares held by the depositary banks (The Bank of New York Mellon and Banco Itaú Argentina S.A.) of shares issued as ADRs and CEDEARs, respectively, therefore not impacting the end holders of ADRs and CEDEARs.

C. Empowerment of the Company’s Executive Board

Finally, the shareholders shall also resolve on the empowerment of the Company’s Executive Board, so that it is able to perform all acts required for completing the above-mentioned concurrent operations for reverse split and subsequent split of Shares.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer”

(ii) GRANT OF POWERS TO THE COMPANY’S MEMBERS OF MANAGEMENT ENABLING THEM TO CHAIR STOCKHOLDERS MEETINGS

The proposal submitted herein is designed to extend to all Members of the Company’s Management the powers and responsibilities of chairing the work of the General Stockholders Meetings, whether held on an ordinary or extraordinary basis.

(iii) BYLAWS HIGHLIGHTING CHANGES PROPOSED IN ITEM (I) AND (II) ABOVE

PROPOSAL FOR AMENDMENTS TO THE BYLAWS

Actual	Proposal

Article 1 - DENOMINATION, TERM AND HEAD-OFFICE - The publicly listed joint stock company governed by these bylaws and denominated ITAÚ UNIBANCO HOLDING S.A., was incorporated with no final term and has its head office and address for legal purposes in the city of São Paulo and state of São Paulo.
Unchanged.

Article 2 - OBJECTIVE - The company has as its purpose banking activity in all its authorized forms including foreign exchange transactions.	Unchanged.

Article 3 - CAPITAL AND SHARES – The subscribed and paid-in capital stock is R$ 45,000,000,000.00 (forty-five billion reais), represented by 4,570,936,219 (four billion, five hundred and seventy million, nine hundred and thirty-six thousand, two hundred and nineteen)  book entry shares, with no par value, being 2,289,286,475 (two billion, two hundred and eighty-nine million, two hundred and eighty-six thousand, four hundred and seventy-five) common and 2,281,649,744 (two billion, two hundred and eighty-one million, six hundred and forty-nine thousand, seven hundred and forty-four) preferred shares, the latter having no voting rights but with the following advantages: I – priority in receiving the minimum non-cumulative annual dividend of R$ 0.022 per share, which shall be adjusted in the event of a stock split or reverse stock split; II – in the event of a sale of the company’s controlling stake, the right to be included in the public offering of shares, thus assuring such shares the right to a price equal to 80% (eighty percent) of the value paid per voting share to the controlling stockholders and guaranteeing a dividend at least equal to that of the common shares.

Article 3 - CAPITAL AND SHARES – The subscribed and paid-in capital stock is R$ 45,000,000,000.00 (forty-five billion reais), represented by 4,570,936,100 (four billion, five hundred and seventy million, nine hundred and thirty-six thousand and one hundred) book entry shares, with no par value, being 2,289,286,400 (two billion, two hundred and eighty-nine million, two hundred and eighty-six thousand and four hundred) common and 2.281,649,700 (two billion, two hundred and eighty-one million, six hundred and forty-nine thousand, seven hundred) preferred shares, the latter having no voting rights but with the following advantages: I – priority in receiving the minimum non-cumulative annual dividend of R$ 0.022 per share, which shall be adjusted in the event of a stock split or reverse stock split; II – in the event of a sale of the company’s controlling stake, the right to be included in the public offering of shares, thus assuring such shares the right to a price equal to 80% (eighty percent) of the value paid per voting share to the controlling stockholders and guaranteeing a dividend at least equal to that of the common shares.

Itaú Unibanco Holding S.A.

A publicly listed company

3.1. Authorized Capital – The company is authorized to increase the capital stock by decision of the Board of Directors, independently of any change in the bylaws, up to a limit of 6,000,000,000 (six billion) shares, being 3,000,000,000 (three billion) common and 3,000,000,000 (three billion) preferred shares. Share issues through the Stock Exchanges, public subscription and exchange of shares via a public offering for acquisition of control may be performed  irrespective of the preemptive rights of the preexisting stockholders (Article 172 of Law 6,404/76).
Unchanged.

3.2. Purchase of Share Options - Within the limits of the Authorized Capital and in accordance with the plan approved by the General Meeting, the purchase of share options may be granted to management and employees of the company itself as well as  controlled companies.  .
Unchanged.

3.3 Book Entry Shares – Without any changes in the rights and restrictions which are inherent to them, under the provisions of this article, all of the company’s shares shall be in book entry form, being registered in deposit accounts at Itaú Corretora de Valores S.A.,  in the name of their holders,  without the issue of share certificates, pursuant to Articles  34  and  35 of  Law 6,404/76,  the remuneration cited in  Paragraph 3 of Article 35 of the said law being payable by stockholders.
Unchanged.

3.4 Share Buybacks - the company can acquire its own shares on the authorization of the Board of Directors, for the purposes of cancellation, holding as treasury stock for subsequent sale or for use under the stock option plan for the purchase of shares according to item 3.2 of these Bylaws.
Unchanged.

3.5. Acquisition of Voting Rights by the Preferred Shares – the preferred shares will acquire voting rights pursuant to the provisions of Article 111, Paragraph 1 of Law 6,404/76, should the company fail to pay the priority dividend for three consecutive fiscal years.
Unchanged.

Article 4 – GENERAL MEETING – The General Meeting shall meet annually within the 4 (four) months following the end of the fiscal year, pursuant to legal requirements, and extraordinarily whenever corporate interests so demand.
Unchanged.

4.1. The work of any General Meeting shall be chaired by the Chief Executive Officer with a stockholder appointed by him as secretary.	4.1. - The work of any General Meeting shall be chaired by a director or a board member indicated by the General Meeting with a stockholder appointed by him as secretary.

4.2. Each common share is entitled to one vote in the resolutions of the General Meetings.	Unchanged.

4.3. The following is the exclusive prerogative of the General Meeting:

a) decisions with respect to the financial statements and the distribution and allocation of profits;

b) decisions with respect to the management report and the Board of Officers’ accounts;

c) establishment of the aggregate and annual compensation of the members of the Board of Directors and the Board of Officers, specifying the amount applicable to each one of these bodies;
Unchanged.

Itaú Unibanco Holding S.A.

A publicly listed company

d) appoint, elect and remove members of the Board of Directors;

e) approve alterations of the capital stock, with the proviso of the powers attributed to the Board of Directors by item 3.1 above, of mergers, amalgamations, spin-offs or any other forms of corporate reorganization involving the company;

f) decide on retained profits or the constitution of reserves; and
g) decide on plans for stock option grants of shares issued by the  company or by its controlled companies.

Article 5 - MANAGEMENT - The company will be managed by a Board of Directors and by a Board of Officers. Pursuant to the law and these Bylaws, the Board of Directors will act in guidance, elective and supervisory roles and excluding operating and executive functions, which shall be the within the powers of the Board of Officers.
Unchanged.

5.1.           Investiture - The Directors and Officers will be invested in their positions against a signature to their terms of office in the minute book of the Board of Directors or the Board of Officers, as the case may be.
Unchanged.

5.2.           Management Compensation – The Management shall receive both remuneration and a participation in the net income pursuant to the statutory limits. Payment of remuneration shall be established annually by the General Stockholders Meeting in the form of a global and annual amount, which may or may not be indexed, the amounts destined for remunerating the Board of Directors and Board of Officers being duly specified. It is incumbent on the Board of Directors to regulate the use of the amount set aside for remuneration and the apportionment of the participation in the net income to the members of this Board of Directors and the Board of Officers.
Unchanged.

Article 6 - BOARD OF DIRECTORS - The Board of Directors will comprise stockholders, elected by the General Meeting, and will have 1 (one) Chairman and 1 (one) to 3 (three) Vice-Chairmen chosen by the Directors from among their peers.
Unchanged.

6.1.           The Board of Directors shall have at least 10 (ten) and at the most 14 (fourteen) members. Within these limitations, it is the responsibility of the General Meeting that elects the Board of Directors to initially establish the number of Directors who will comprise this body for each term of office.
Unchanged.

6.2.           In the case of the position of Chairman becoming vacant or the Chairman being otherwise absent or incapacitated, the Chairman will be substituted by one of the Vice-Chairmen, designated by the Board of Directors.
Unchanged.

6.3.           The term of office of a member of the Board of Directors is for one year as from the date he or she is elected by the General Meeting, extendable until the date of the investiture of the existing members’ successors.
Unchanged.

6.4. No individual may be elected to the position of Director who is 70 (seventy) years of age on the date of his/her election.	Unchanged.

Itaú Unibanco Holding S.A.

A publicly listed company

6.5.           The Board of Directors, which is convened by the Chairman, will meet ordinarily, 8 (eight) times annually and, extraordinarily, whenever corporate interests so demand its decisions only being valid in the presence of at least an absolute majority of its appointed members.
Unchanged.

6.6. It is incumbent on the Board of Directors:

I. to establish the general guidelines of the company;
II. to elect and remove from office the company's Officers and establish their functions;
III. to appoint officers to comprise the Boards of Officers of the controlled companies as specified;
IV. to supervise the administration of the Board of Officers of the company, examine at any time company accounts and documents, request information on contracts already executed or nearing the point of execution and any other acts;
V. to call General Meetings with a 15 (fifteen) day minimum grace period before the effective date, the number of days being counted from the notice date of the first call;
VI. to opine on the report of the management and the Board of Officers’ accounts  and the financial statements for each fiscal year to be submitted to the General Meeting;
VII. to decide on budgets for results and for investments and respective action plans;
VIII. to appoint and remove from office the independent auditors, without restriction as to the provision in Article 7;
IX. to decide on the distribution of interim dividends, including distribution to profits or existing revenue accounts contained in the most recent annual or semi-annual balance sheet;
X. to make decisions on payment of interest on stockholders’ equity;
XI. to decide on buy-back operations on a non-permanent basis;
XII. to decide on the purchase and writing of put and call options supported by the shares  issued by the company for the purposes of cancellation, holding as treasury stock or sale, observing the limits pursuant to article 2, II of the CVM Instruction 390, of July 8, 2003 and subsequent changes.
XIII. to decide on the institution of committees to handle specific issues within the scope of the Board of Directors;
XIV. to elect and remove the members of the Audit Committee;
XV. to approve the operational rules that the Audit Committee may establish for its own functioning and be aware of the Committee’s activities through its reports;
XVI. to approve investments and divestments direct or indirect in corporate stakes for amounts higher than 15% (fifteen per cent) of the book value of the company as registered in the last audited balance sheet; and
XVII. to decide on the increase of capital within the limit of the authorized capital, pursuant to item 3.1.;
Unchanged.

Article 7 - AUDIT COMMITTEE – The supervision (i) of the internal controls and risks management; (ii) of activities of the internal audit; and (iii) of the activities of the independent audit shall be undertaken by the Audit Committee, upon which it shall be incumbent to recommend to the Board of Directors the choice and dismissal of the independent auditors.
Unchanged.

Itaú Unibanco Holding S.A.

A publicly listed company

7.1.           The Audit Committee shall comprise from 3 (three) to 7 (seven) members, elected annually by the Board of Directors from among the members of the Board itself and professionals of proven knowledge of the accounting and auditing areas, conditional on: (i) the chair being held by one of the members of the Board of Directors; and (ii) at least one of the members of this Committee, being designated the Financial Specialist, shall have proven knowledge of the accounting and auditing areas.
Unchanged.

7.1.1. The basic conditions for the exercise of a member of the Audit Committee are:

a)  not to be, or not to have been, in the past (12) twelve months: (i) an officer of the company or its affiliates; (ii) an employee of the company or its affiliates; (iii) a responsible technician, director, manager, supervisor or any other member, with a managerial function, of the team involved in auditing work at the company or its affiliates; (iv) a member of the Fiscal Council of the company or its affiliates; (v) a controlling stockholder of the company or its affiliates; or (vi) a private individual owner of a direct or indirect stake higher than ten percent of the voting capital of the company or its affiliates;
b) not to be a spouse, or family member in a direct or a collateral line or by affinity, up to twice removed, of the said persons in section “a”.
Unchanged.

7.1.2.           The Board of Directors shall terminate the term of office of any member of the Audit Committee if his/her independence should be affected by any conflict of interest or potential conflict of interest.
Unchanged.

7.1.3. Members of the Audit Committee may be reappointed to their posts four times over a five-year period, after which they may only reoccupy a post on the Committee at least three years following the expiry date of the last term of office.
Unchanged.

7.2.           The Audit Committee shall meet on the convening of the President and shall be responsible for: I) the quality and integrity of the financial statements; II) compliance with the prevailing legal and regulatory requirements; III) the activities, independence and quality of the work of the independent auditing companies and the internal audit; and IV) the quality and efficacy of the internal controls and risk management systems.
Unchanged.

7.3.           The Board of Directors shall establish the amount for compensating the Audit Committee’s members, based upon market parameters as well as the budget for covering expenses for the Committee’s functioning, including the hiring of specialists for assisting in fulfilling its responsibilities.
Unchanged.

7.3.1. The Audit Committee shall not receive any other type of compensation from the company or its connected companies unrelated to his/her function as a member of the Audit Committee.	Unchanged.

7.4.           At the end of each fiscal year, the Audit Committee shall prepare a report on the monitoring of activities related to the independent and internal audits and the Internal Controls and Risk Management System, forwarding a copy to the Board of Directors and maintaining the said report on file and available to the Central Bank of Brazil and the Superintendence of Private Insurance for at least five years. In the same way, a semi-annual report shall be prepared at the end of the first semester of each fiscal year.
Unchanged.

Itaú Unibanco Holding S.A.

A publicly listed company

7.4.1. The summary of the Audit Committee’s Report, providing the principal data, shall be published together with the financial statements.	Unchanged.

Article 8 - BOARD OF OFFICERS - The management and representation of the company is incumbent on the Board of Officers, elected by the Board of Directors, to take place within a term of 10 (ten) business days from the date of the General Stockholders’ Meeting which elects the said Board of Directors.
Unchanged.

8.1. The Board of Officers shall comprise 5 (five) to 20 (twenty) members, to include the Chief Executive Officer, Executive Vice Presidents, Executive Officers and Officers, in accordance with what is decided by the Board of Directors when establishing these positions.
Unchanged.

8.2.           In the case of absence or incapacity of any Officer, the Board of Officers will choose the interim deputy from among its members. The Chief Executive Officer and President shall be substituted in his/her absences or incapacity, by the Executive Vice President appointed by him/her.
Unchanged.

8.3. Should any position become vacant, the Board of Directors may designate a Officer to act as deputy in order to complete the term of office of the substituted Officer.	Unchanged.

8.4. The Officers will have mandates of 1 (one) year's duration, are eligible for reelection and remain in their positions until their successors take office.	Unchanged.

8.5. An Officer who will be 60 (sixty) years of age on the date of his/her election may not be elected to take office.	Unchanged.

Article 9 – OFFICERS’ RESPONSIBILITIES AND POWERS - Two Officers, one of them mandatorily the President and Chief Executive Officer or Executive Vice President or Executive Officer, shall have powers to represent the company, assuming obligations or exercising rights in any act, contract or document implying a commitment on the part of the company, including the rendering of guarantees on behalf of third parties.
Unchanged.

9.1.           Two Officers, one of them mandatorily the President and Chief Executive Officer or Vice-President or Executive Officer, shall have the powers to accede to and waive rights, also being able, without restriction as to the provision in sub-paragraph XVI of item 6.6., to pledge and sell permanent assets and decide on the installation, extinguishment and reorganization of branch offices.
Unchanged.

9.2.       The company may be represented, jointly, (i) by an Officer and a Attorney-in-Fact, or (ii) by two Attorneys-in-Fact. Outside the domain of the company’s registered offices, representation may be made in isolation by an Attorney-in-Fact, with specific powers. In the appointment of Attorneys-in-Fact, the company shall be represented by two Officers, one of whom shall be obligatorily Chief Executive Officer or Vice-President or Executive Officer. With the exception of those of a judicial nature, power of attorney shall have a mandatory term of no more than one year.

Unchanged.

9.3. It is the responsibility of the President to preside at General Meetings, convene and preside at meetings of the Board of Officers, supervise its activities, to structure the services of the company and establish the internal and operational norms.

9.3. It is the responsibility of the President to convene and preside at meetings of the Board of Officers, supervise its activities, to structure the services of the company and establish the internal and operational norms.

Itaú Unibanco Holding S.A.

A publicly listed company

9.4. The Executive Vice Presidents and the Executive Officers are responsible for the management of the banking operations.	Unchanged.

9.5. It is incumbent on the Officers to manage areas or specific portfolios of the company the responsibility for which is attributed to them by the Board of Officers.	Unchanged.

Article 10 - FISCAL COUNCIL - The company will have a Fiscal Council, to function on a non-permanent basis, comprising from three to five effective members and an equal number of deputies. The election, installation and the functioning of the Fiscal Council will be in accordance with the provisions of articles 161 to 165 of Law 6,404/76.
Unchanged.

Article 11 - FISCAL YEAR - The fiscal year will end on December 31 of each year. Semi-annual balance sheets will be prepared and on a discretionary basis, interim balances at any date including for the purposes of the payment of dividends, according to the legal provisions.
Unchanged.

Article 12 - ALLOCATION OF NET INCOME - Together with the financial statements, the Board of Directors will present a proposal to the Annual General Meeting as to the allocation of net income for the fiscal year, pursuant to Articles 186 and 191 to 199 of Law 6,404/76 and subsequent provisions as follows:
Unchanged.

12.1. before any other distribution, 5% (five percent) will be allocated to the Legal Reserve, which may not exceed 20% (twenty percent) of the capital stock;	Unchanged.

12.2 the value to be allocated to dividend payments to the stockholders will be specified in accordance with the provisions in Article 13 and the following norms:

a)      the preferred shares will have the right to the priority minimum annual dividend (Article 3, sub-paragraph I);

b)      the amount of the mandatory dividend that remains after the dividend payment in the previous item will be applied firstly to remunerating the common shares for a dividend equal to the priority dividend distributed to the preferred shares;

c)      the shares of both types will participate in the net income to be distributed under equal conditions once a dividend identical to the minimum dividend on the preferred shares is also assured to the common shares;
Unchanged.

12.3. the remaining balance will be allocated in accordance with what is proposed by the Board of Directors, including the reserve mentioned under Article 14, "ad referendum" of the General Meeting.	Unchanged.

Article 13 – MANDATORY DIVIDEND – The stockholders have the right to receive as a mandatory dividend for each fiscal year, an amount of not less than 25% (twenty-five percent) of the net income recorded in the same fiscal year, restated according to the decline or increase of the specific values under letters “a” and “b” of sub-paragraph I of Article 202 of Law 6,404/76, and complying with sub-paragraphs II and III of the same law.
Unchanged.

Itaú Unibanco Holding S.A.

A publicly listed company

13.1.           The portion of the mandatory dividend that may have been paid in advance as interim dividends for account of the “Dividend Equalization Reserve” will be credited back to this same reserve account.
Unchanged.

13.2. If so decided by the Board of Directors, interest on stockholders’ equity may be paid, offsetting the amount against the value of the mandatory dividend according to Articles 9, Paragraph 7 of Law 9,249/95.
Unchanged.

Article 14 – STATUTORY RESERVES – According to the proposal of the Board of Directors, the General Meeting may decide on the constitution of the following reserves: I – Dividend Equalization Reserve; II – Reinforcement for Working Capital Reserve; III – Reserve for Capital Increase in Investees.
Unchanged.

14.1.The Dividend Equalization Reserve will be limited to 40% of the value of the capital stock and its purpose is to grant funds to the payment of dividends, including interest on stockholders’ equity (item 13.2), or interim payments of the same, with the objective of maintaining a remuneration flow to stockholders, and made up with funds from:

a) the equivalent of 50% of the fiscal year’s net profit, restated according to article 202 of Law 6,404/76;

b) equivalent to at most 100% of the paid-up portion of the Revaluation Reserves, recorded as retained earnings;

c) equivalent to at most 100% of the restated amounts for previous fiscal years, recorded as retained earnings;

d) originating from the credits corresponding to interim dividend payments (item 13.1).
Unchanged.

14.2.Reinforcement for Working Capital Reserve will be limited to 30% of the value of capital stock and its purpose will be to guarantee the financial backing for corporate operations, comprising funds equivalent to at most 20% of the fiscal year’s net profit, restated according to Article 202 of Law 6,404/76.
Unchanged.

14.3.           Reserve for Capital Increase in Investee will be limited to 30% of the value of capital stock and its purpose is to guarantee the preemptive rights in capital increases of such companies, being made up of funds equivalent to at most 50% of the fiscal year's net earnings, adjusted according to Article 202 of Law 6,404/76.
Unchanged.

14.4.           From time to time when proposed by the Board of Directors, portions of this reserve will be capitalized to ensure that the respective outstanding balance does not exceed the limit of 95% (ninety-five percent) of the capital stock. The outstanding balance of these reserves, plus the Legal Reserve, may not exceed the capital stock.
Unchanged.

14.5.           The reserves will be separated into different sub-accounts according to the originating fiscal years to which they apply, the income allocated to their constitution and the Board of Directors will specify the profits used in the distribution of interim dividends, which may be charged to different sub-accounts, according to the category of the stockholders.
Unchanged.

Article 15 - BENEFICIAL OWNERS – The company is prohibited from issuing participation certificates of the Beneficial Owner type.	Unchanged.